   As filed with the Securities and Exchange Commission on September 1, 2000
                                                      Registration No. 333-39176

================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                           ________________________

                          AMENDMENT NO. 2 TO FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                           ________________________

                       XM Satellite Radio Holdings Inc.
            (Exact name of registrant as specified in its charter)

       Delaware                              4899                           54-1878819
(State of Incorporation)           (Primary Standard Industrial           (I.R.S. Employer
                                    Classification Code Number)        Identification No.)

                           ________________________

                            1500 Eckington Place, NE

                              Washington, DC 20002

                                 (202) 380-4000
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                           ________________________

                              Joseph M. Titlebaum
                     Senior Vice President, General Counsel
                                 and Secretary
                        XM Satellite Radio Holdings Inc.

                            1500 Eckington Place, NE

                              Washington, DC 20002

                                 (202) 380-4000
           (Name, address, including zip code, and telephone number,
            including area code, of registrant's agent for service)

                           ________________________

                                   Copies to:

                            Steven M. Kaufman, Esq.
                             Hogan & Hartson L.L.P.
                          555 Thirteenth Street, N.W.
                            Washington, D.C.  20004
                                 (202) 637-5600

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement. [_]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (as defined below), check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. [_]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. [_]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. [_]

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]

                        Calculation of Registration Fee

------------------------------------------------------------------------------------------------------------------------------------
    Title Of Each Class Of    Amount To Be Registered Proposed Maximum Offering Price Proposed Maximum Aggregate    Amount Of
 Securities To Be Registered                               Per Unit (1)                   Offering Price (1)     Registration Fee(3)
------------------------------------------------------------------------------------------------------------------------------------
Warrants to purchase shares          325,000                 $136.66                      $44,412,996.61             $11,726.00
of Class A Common Stock
------------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock, par          2,692,933
value $.01 per share (2)
------------------------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(i) of the Securities Act. Since the Warrants are not currently exercisable and are significantly out of the money, the fee is based on the book value of the Warrants registered hereunder.
(2) The shares of Class A Common Stock are issuable upon exercise of the Warrants registered hereunder. This Registration Statement also covers such shares as may be issuable pursuant to anti-dilution adjustments.

(3)  Previously paid.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

                             Subject to Completion

                Preliminary Prospectus dated September 1, 2000


PROSPECTUS

                       XM SATELLITE RADIO HOLDINGS INC.

                               325,000 Warrants

              2,692,933 underlying shares of Class A common stock
                                      of
                       XM Satellite Radio Holdings Inc.

 . We originally issued and sold the warrants as part of a private placement in March 2000. Under the terms of a registration rights agreement between us and the initial purchasers of the warrants, we are registering the resale of the warrants and the issuance of underlying shares of our Class A Common Stock upon exercise of the warrants by subsequent purchasers of the warrants.



 . The exercise price and number of shares of Class A Common Stock issuable upon exercise of the warrants are both subject to adjustment in certain cases. The warrants are exercisable on or after September 16, 2000, and will expire on March 15, 2010. We will not receive any proceeds from the sale of the warrants. Upon exercise of the warrants, we will receive the warrant exercise price, which is currently $47.94 per share of Class A Common Stock.



 . The warrants are not listed or quoted on any National Securities Exchange or the Nasdaq Stock Market. Our Class A Common Stock is traded on the Nasdaq National Market under the symbol "XMSR." The last reported bid price for our Class A Common Stock on August 25, 2000, was $40.94 per share.


See "Risk Factors" beginning on page 5 for a discussion of risks that should be considered by holders of the warrants and the Class A Common Stock issuable upon exercise of the warrants.

     Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.




              The date of this prospectus is September ___, 2000.

                               TABLE OF CONTENTS

                                                                                                            Page
                                                                                                           ------
Summary...................................................................................................      1
Risk Factors..............................................................................................      5
Use of Proceeds...........................................................................................     15
Price Range of Common Stock...............................................................................     15
Dividend Policy...........................................................................................     15
Capitalization............................................................................................     16
Selected Consolidated Financial Data......................................................................     17
Management's Discussion and Analysis of
   Financial Condition and Results of
   Operations.............................................................................................     18
Business..................................................................................................     26
Management................................................................................................     45
Certain Relationships and Related
   Transactions...........................................................................................     53
Principal Stockholders....................................................................................     58
Description of Capital Stock..............................................................................     61
Description of the Warrants...............................................................................     69
Certain United States Federal Income Tax
   Considerations.........................................................................................     73
Selling Holders...........................................................................................     77
Plan of Distribution......................................................................................     80
Legal Matters.............................................................................................     81
Experts...................................................................................................     81
Where You Can Find More Information.......................................................................     81
Index to Consolidated Financial
   Statements.............................................................................................    F-1

                                    SUMMARY

This summary does not contain all the information that may be important to you. You should read this entire prospectus carefully, including the section entitled "Risk Factors." Unless the context otherwise requires, the terms "we," "our," and "us" refer to XM Satellite Radio Holdings Inc. and its subsidiaries ("Holdings"), including XM Satellite Radio Inc. and subsidiary ("XM").


                                 Our Business


     We seek to become a premier nationwide provider of audio entertainment and information programming. We will transmit our service, which we will call "XM Radio," from our satellites to vehicle, home and portable radios. XM Radio plans to offer up to 100 channels of music, news, talk, sports and children's programming developed by us or third parties for a monthly subscription price of $9.95. We believe XM Radio will appeal to consumers because of our clear sound quality from digital signal radios, variety of programming and nationwide coverage. We will build a subscriber base for XM Radio through multiple distribution channels, including an exclusive distribution arrangement with General Motors, other automotive manufacturers, car audio dealers and national electronics retailers. We are presently a development stage company with no revenue-generating operations, and we expect to commence commercial operation of our service in the second quarter of 2001.

     We hold one of only two licenses issued by the Federal Communications Commission to provide satellite digital audio radio service in the United States. We will broadcast XM Radio throughout the continental United States from two of the most powerful commercial satellites available and will have a ground spare in reserve. A network of terrestrial repeaters, which are ground-based electronics equipment, will receive and re-transmit the satellite signals to augment our satellite signal coverage.

     We have contracts to develop, manufacture and distribute XM automobile radios with Delco Electronics Corporation, Sony Electronics, Motorola Inc., Pioneer Electronics Corporation, Alpine Electronics, Mitsubishi Electric Automotive America, Inc., Audiovox and Clarion Co. Ltd.; XM home and portable radios with Sony Electronics and SHARP Corporation; and chipsets for XM radios with STMicroelectronics. General Motors has signed a contract with Delphi Automotive Systems Corp., the parent company of Delco Electronics, to manufacture our radios for GM. Our radios will be capable of receiving both XM Radio and traditional AM/FM stations.

     We will offer our consumers a unique listening experience by providing up to 100 channels of programming, coast-to-coast coverage and clear sound with our digital signals. We will have original music and talk channels created by XM Originals, our in-house programming unit, and channels created by well-known providers of brand name programming. We have a team of programming professionals with a proven record of introducing new radio formats and building local and national listenership. Our programming providers will include the following:


Media                                                   Radio
-----                                                   -----
- Bloomberg News Radio                                  - Hispanic Broadcasting Corporation (formerly Heftel)
- USA Today                                             - Clear Channel Communications
- CNNfn, CNN en Espanol, CNN Sports Illustrated         - Radio One
- C-SPAN Radio                                          - Salem Communications
- Black Entertainment Television                        - AsiaOne
- DIRECTV                                               - One-On-One Sports
- Weather Channel                                       - BBC World Service
- Sporting News                                         - NASCAR

     In addition to our subscription fee, we expect revenues from sales of limited advertising time on a number of channels. XM Radio offers a new national radio platform for advertisers that solves many of the problems associated with buying radio advertising nationally on a spot or syndicated basis. Through affinity and niche programming, we will give advertisers an effective way to market products and services to geographically disparate groups.

     As of August 8, 2000, we have raised $1.1 billion in debt and equity proceeds, net of expenses and repayment of debt, from investors and strategic partners, including $235 million from a Series C preferred stock financing in August 2000. Our strategic investor companies include General Motors, DIRECTV, Clear Channel Communications, American Honda, and our parent company, Motient Corporation.

     We believe that there is a significant market for XM Radio. Market data show strong demand for radio service. Over 75% of the entire United States population age 12 and older listens to the radio daily, and over 95% listens to the radio weekly. A market study conducted for us projects that as many as 49 million people may subscribe to satellite radio by 2012.

     Our strategy includes offering diverse programming designed to appeal to a large audience, including urban and rural listeners of virtually all ages, ethnicities, economic groups and specialty interests. We will tailor our programming and marketing to appeal to specific groups that our research has shown are most likely to subscribe to our service. We have several planned distribution channels, including through major car and radio manufacturers.


     Our executive offices are at 1500 Eckington Place, NE, Washington, D.C. 20002, and our telephone number is (202) 380-4000. We maintain an Internet site on the World Wide Web at www.xmradio.com. Information at our web site is not, and should not be deemed to be, part of this prospectus.

                Resale of Warrants and Underlying Common Stock


Warrants:

Issuer ......................................  XM Satellite Radio Holding Inc.

Warrants Offered ............................  325,000 warrants which, when exercised, will entitle the
                                               holders to acquire an aggregate
                                               of 2,692,933 shares of Class A
                                               Common Stock.

Exercise Price...............................  $47.94 per share of Class A
                                               Common Stock.

Exercise ....................................  The warrants are exercisable beginning on September 16, 2000
                                               and ending on March 15, 2010.

Expiration .................................   March 15, 2010.

Voting Rights...............................   Warrant holders have no voting
                                               rights.

Anti-dilution .............................    The exercise price and number of
                                               shares of Class A Common Stock
                                               issued upon exercise of the
                                               warrants are subject to
                                               adjustment in certain cases, as
                                               described in "Description of
                                               Warrants--Adjustments."

Warrant Shares..............................   The warrants entitle the holders
                                               to acquire 8.285948 shares of
                                               Class A Common Stock of XM
                                               Satellite Radio Holdings Inc. The
                                               shares of Class A Common Stock
                                               for which the warrants are
                                               exercisable or which are issued
                                               upon exercise of the warrants are
                                               collectively referred to as
                                               "Warrant Shares."

Warrant Agent..............................    The warrant agent is United
                                               States Trust Company of New York.

Use of Proceeds............................    We will not receive any proceeds
                                               from resales of warrants. Upon
                                               exercise of the warrants, we will
                                               receive the exercise price of
                                               $47.94 per share, subject to
                                               adjustment. See "Use of
                                               Proceeds."


United States Federal Income
Tax Consequences ...........................   Upon the exercise of a warrant, a
                                               U.S. holder will not recognize
                                               gain or loss, except to the
                                               extent of cash, if any, received
                                               in lieu of the issuance of
                                               fractional shares of common
                                               stock. See "United States Federal
                                               Income Tax Consequences."

                      Summary Consolidated Financial Data


                                                                                                                      December 15,
                                                                                                                          1992
                                                                                                                        (Date of
                                                                                                Six Months Ended       Inception)
                                                             Years Ended December 31,                June 30,         to June 30,
                                                     -------------------------------------  ------------------------  ------------
                                                        1997         1998         1999          1999          2000        2000
                                                     ----------   ----------   -----------   ----------   ----------- ------------
                                                                            (In thousands, except share data)
Consolidated Statements of Operations Data(1):
Revenue.........................................     $       --   $       --   $        --   $       --   $        --   $  --
                                                     ----------   ----------   -----------   ----------   -----------   --------

Operating expenses:
     Research and development...................             --        6,941         4,274        1,378         4,739     15,954
     Professional fees..........................          1,090        5,242         9,969        2,560        10,787     27,088
     General and administrative.................             20        4,010        16,448        4,503        15,300     35,777
                                                     ----------   ----------   -----------   ----------   -----------   --------
     Total operating expenses...................          1,110       16,193        30,691        8,441        30,826     78,819
                                                     ----------   ----------   -----------   ----------   -----------   --------

Operating loss..................................         (1,110)     (16,193)      (30,691)      (8,441)      (30,826)   (78,819)
Other income--interest income (expense), net....           (549)          26        (6,205)          76        12,999      6,269
                                                     ----------   ----------   -----------   ----------   -----------    -------
Net loss........................................     $   (1,659)  $  (16,167)  $   (36,896)  $   (8,365)  $   (17,827)  $(72,550)
                                                     ==========   ==========   ===========   ==========   ===========   ========
Preferred stock dividend requirement............             --           --            --           --        (3,643)    (3,643)
Net loss attributable to common stockholders....         (1,659)     (16,167)      (36,896)      (8,365)      (21,470)  $(76,193)
                                                     ----------   ----------   -----------   ----------   -----------   --------
Net loss per share--basic and diluted...........     $    (0.26)  $    (2.42)  $     (2.40)  $    (1.25)  $     (0.45)
                                                     ==========   ==========   ===========   ==========   ===========

Weighted average shares used in computing net
    Loss per share--basic and diluted...........      6,368,166    6,689,250    15,334,102    6,689,250    48,033,191

                                                                                       December 31,
                                                                                      -----------
                                                                     1997             1998             1999     June 30, 2000
                                                                     ----             ----             ----     -------------
                                                                                          (In thousands)
Consolidated Balance Sheets Data:
Cash, cash equivalents and short-term investments............      $     1         $    310         $120,170      $  267,372
Pledged securities(2)........................................           --               --               --         174,623
System under construction....................................       91,932          169,029          362,358         579,981
Total assets.................................................       91,933          170,485          515,189       1,086,605
Total debt...................................................       82,504          140,332              212         261,339
Total liabilities............................................       82,949          177,668           30,172         324,388
Stockholders' equity (deficit)...............................        8,984           (7,183)         485,017         762,217

(1) Business activity for the period from December 15, 1992, which was our date of inception, through December 31, 1996 was insignificant.

(2) Consists of a portfolio of U.S. government securities held by the trustee for the benefit of the holders of the Senior Secured Notes and a money market fund associated with a contract.

                                 RISK FACTORS

     You should consider carefully these risk factors together with all of the other information included in this prospectus before making an investment decision.

     Some of the information in this prospectus may contain forward looking statements. Such statements can be identified by the use of forward looking terminology such as "may," "will," "expect," "anticipate," "estimate," "continue" or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial condition or state other "forward looking" information. When considering such forward looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. The risk factors noted in this section and other factors noted throughout this prospectus, including certain risks and uncertainties, could cause our actual results to differ materially from those contained in any forward looking statement.


You could lose money on your investment because we have not started operations or generated any revenues.

     We are a development stage company and still need to develop the planned XM Radio service significantly before we can offer it to consumers. We have not yet generated any revenues and will not do so until we can start commercial operation of our service. Unless we generate significant revenues, we will not become profitable, and you could lose money on your investment. Our ability to generate revenues and ultimately to become profitable will depend upon several factors, including

     .  whether we create and implement the XM Radio system in a timely fashion;

     . whether consumer electronics manufacturers successfully develop and manufacture XM radios;

     . whether we can attract and retain enough subscribers and advertisers to XM Radio;

     .  whether we compete successfully; and

     . whether the FCC grants us all additional necessary authorizations in a timely manner.


Our expenditures and losses have been significant and are expected to grow.


     As of June 30, 2000, we had incurred significant costs, aggregating approximately $580.0 million, in connection with the development of the XM Radio system. We incurred net aggregate losses approximating $72.6 million from our inception through June 30, 2000. We expect our net losses and negative cash flow to grow as we build the XM Radio system, make payments under our various contracts and begin to incur marketing costs.


We need substantial further financing but such financing might not be available and the terms of our FCC license may restrict our ability to raise funding.


     The funds we have raised as of August 8, 2000 are expected to be sufficient in the absence of additional financing to cover our funding needs through commencement of commercial operation of our services in the second quarter of 2001. However, if we need to significantly alter our system before commercial operation or our schedule is materially delayed, we may need additional funding. After we commence commercial service, we will require significant additional funds before we generate positive cash flow. In addition, we have substantial payment obligations under a distribution agreement with General Motors, as described under the caption "Certain Relationships and Related Party Transactions--Distribution Agreement with General Motors and OnStar." Our actual funding requirements could vary materially from our current estimates. We may have to raise more funds than expected to remain in business and to continue to develop and market the XM Radio system.

     We plan to raise future funds by selling debt or equity securities, or both, publicly and/or privately and by obtaining loans or other credit lines from banks or other financial institutions. We may not be able to raise sufficient funds on favorable terms or at all. If we fail to obtain any necessary financing on a timely basis, then

     . our satellite construction, launch, or other events necessary to our business could be materially delayed, or their costs could materially increase;

     . we could default on our commitments to our satellite construction or launch contractors, creditors or others, leading to termination of construction or inability to launch our satellites;

     . we may not be able to launch our satellite radio service as planned and may have to discontinue operations or seek a purchaser for our business or assets; and

     . XM may not be able to meet its obligations under the senior secured notes.



     Motient Corporation is our controlling stockholder and controls us under applicable FCC rules. Motient has certain rights regarding the election of persons to serve on our board of directors and as of August 15, 2000 holds approximately 54.4% of the voting power, or 46.6% giving effect to the conversion of all of our outstanding common stock equivalents. Motient cannot relinquish its controlling position, its right to designate a majority of our directors, or hold less than 40% of the voting stock without obtaining the prior approval of the FCC. Accordingly, prior to our obtaining FCC approval of the transfer of control from Motient, we will only be able to issue a limited amount of voting securities or securities convertible into voting securities unless certain of our stockholders holding nonvoting convertible securities agree not to convert them into voting securities or we take other steps to permit voting securities on a basis consistent with FCC rules. Certain holders of our nonvoting securities have agreed not to convert their securities if it would cause Motient not to hold at least 40% of our voting stock, until we obtain approval by the FCC of a change in control. In return, we have agreed not to issue new voting securities, other than the units sold in March 2000 and other than up to 2,000,000 shares of Class A common stock (except upon conversion or exercise of existing securities or under our employee stock plans), if it would make these holders unable to convert any of their nonvoting securities. We have filed an application with the FCC to permit Motient to relinquish control of us. We may not be able to obtain FCC approval or it may take a long period of time to obtain such approval and there may be conditions imposed in connection with such approval that may be unfavorable to us. The inability to raise capital opportunistically, or at all, could adversely affect our business plan.


Our substantial indebtedness could adversely affect our financial health which could reduce the value of the warrants and our Class A Common Stock.


     As of June 30, 2000, we had total indebtedness of $261.3 million and stockholders' equity of $762.2 million.

     Our substantial indebtedness could have important consequences to you. For example, it could:

     . increase our vulnerability to general adverse economic and industry conditions;

     . limit our ability to fund future working capital, capital expenditures, research and development costs and other general corporate requirements;

     . require us to dedicate a substantial portion of our cash flow from operations to payments on XM's indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts and other general corporate purposes;

     . limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

     . place us at a competitive disadvantage compared to our competitors that have less debt; and

     . limit, along with the financial and other restrictive covenants in our indebtedness, among other things, our ability to borrow additional funds. And, failing to comply with those covenants could result in an event of default which, if not cured or waived, could have a material adverse effect on us.


Our satellites could be damaged or destroyed during launch.


     A significant percentage of satellites never become operational because of launch failure, satellite destruction or damage during launch, and improper orbital placement. Launch failure rates vary depending on the particular launch vehicle and contractor. There is a limited track record for the specific launch vehicle that will be used for the launch of our satellites, and even launch vehicles with good track records experience some launch failures. Three of the four satellite launches from the Sea Launch platform, our intended means of launch, have been successful, including the most recent launch. If one or more of our launches fail, we will suffer significant delay that will be very damaging to our business, and we will incur significant additional costs associated with the delay in revenue generating activities.


Premature failure of our satellites would damage our business.

     If one of our satellites were to fail prematurely, it likely would affect the quality of our service, substantially delay the commencement or interrupt the continuation of our service and harm our business. This harm to our business would continue until we either launched our ground spare satellite or had additional satellites built or launched. A number of factors may decrease the useful lives of our satellites to less than the expected approximately 15 years, including

     .  defects in construction;
     .  faster than expected degradation of solar panels;
     .  loss of fuel on board;
     . random failure of satellite components that are not protected by back-up units;
     .  electrostatic storms; and
     .  collisions with other objects in space.

In addition, our network of terrestrial repeaters will communicate principally with one satellite. If the satellite communicating with the repeater network fails, we would have to repoint all of the repeaters to communicate with the other satellite. This would result in an interruption of service that could last from a few hours to several days and could harm our business.


Damage to our satellites will not be fully covered by insurance.

     We intend to purchase standard launch and in-orbit insurance policies from global space insurance underwriters. Any adverse change in insurance market conditions may substantially increase the premiums we would have to pay for such insurance. If the launch of either satellite is a total or partial failure, our insurance may not fully cover our losses. We do not expect to buy insurance to cover and would not have protection against business interruption, loss of business or similar losses. Also, any insurance we obtain will likely contain certain customary exclusions and material change conditions which would limit our coverage.

Our system depends on development and integration of complex technologies in a novel configuration that might not work.

     Our system will involve new applications of existing technology and the complex integration of different technologies, which may not work as planned. In addition, we may not be able to successfully develop the new technologies required for our planned XM Radio system.

     The use of terrestrial repeaters with a satellite system is untested and may not provide the expected transmission quality. Our system will rely on a network of terrestrial repeaters to retransmit satellite signals in areas where blockages occur from high concentrations of tall buildings and other obstructions. Satellites and terrestrial repeater networks have not been integrated and used together on the scale we contemplate. We cannot be certain that what we plan will work. Failure to integrate these technologies may result in areas with impediments to satellite line of sight experiencing dead zones where our signals cannot be received clearly or are of low quality.

     Our business plan relies on the timely development of XM radios. Our service is to be received by specially designed receivers that have not yet been developed. They will require a unique integration of existing technologies, which may take longer than expected.

     Integration of components of our system may encounter technical difficulties. We will have to integrate a number of sophisticated satellite and other wireless technologies never integrated in the past before we can begin offering our service. If the technological integration of the XM Radio system is not completed in a timely and effective manner, our business will be harmed. We cannot ultimately confirm the ability of the system to function until we have actually deployed and tested a substantial portion of the system. Hardware or software errors in space or on the ground may limit or delay the XM Radio service and therefore reduce anticipated revenues.


Performance failures by our satellite and launch contractors would damage our business, and we may not have adequate remedies.


     We will rely on Hughes Space and Communications International, Inc., our satellite manufacturer, to build and deliver our satellites in a timely manner. If Hughes Space and Communications fails to deliver functioning satellites in a timely manner, the introduction of our service would likely be delayed. If Hughes Space and Communications were to deliver a satellite late or otherwise default, the remedies we have will not adequately compensate us for any damage caused to our business. Hughes Space and Communications will not be liable for indirect or consequential damages, or lost revenues or profits, from late delivery or other defaults. Also, our satellite contract entitles Hughes Space and Communications to certain excusable delays for which we have no remedy. If Hughes Space and Communications breaches its performance warranty, our only remedy is not to pay Hughes in-orbit performance incentive payments of up to a total of $12.5 million for each satellite. This remedy likely will not adequately compensate us for the damage such breach would cause to our business.



     We are depending on our satellite launch services provider to build our launch vehicles and to launch the satellites. If the satellite launch services provider fails to launch the satellites in a timely manner, we may be unable to meet our business plan timetable. Neither Hughes Space and Communications nor the satellite launch services provider will be liable to us for any delay in delivery of the satellites up to 180 days caused by our scheduled launch services provider. A delay of more than six months beyond the launch period for either satellite may allow us to select an alternative launch system. This remedy, however, likely would not adequately compensate us for the damage such delay would cause to our business. Although we may be able to use another satellite launch services provider, switching to another provider could involve significant delay and a significant increase in cost.


Failure of third party vendors to supply radios to customers in a timely manner would delay our revenues.

     We will rely on third party manufacturers and their distributors to manufacture and distribute XM radios. If one or more manufacturers fails to develop XM radios for timely commercial sale, at an affordable price and with mass market nationwide distribution, the launch of our service would be delayed, our revenues would be less than expected and our business would suffer. We will rely on Delphi-Delco, Sony, Motorola, Pioneer, Alpine, Mitsubishi, Audiovox and Clarion to develop, manufacture and market XM radios for use in the car, and on Sony and SHARP to develop, manufacture and market XM radios for home and portable use. XM radios are not yet available, and our agreements with third party vendors may not result in the timely production of enough affordable XM radios to permit the widespread introduction of our service.


Competition from Sirius Satellite Radio and traditional and emerging audio entertainment providers could adversely affect our revenues.

     In seeking market acceptance, we will encounter competition for both listeners and advertising revenues from many sources, including

     .  Sirius Satellite Radio, the other satellite radio licensee;

     .  traditional and, when available, digital AM/FM radio;

     .  Internet based audio providers;

     .  direct broadcast satellite television audio service; and

     .  cable systems that carry audio service.

     Sirius Satellite Radio (formerly named CD Radio) has announced that it has arrangements for the construction, implementation and distribution of its service and that it expects to begin receiving revenue from commercial operations in the first quarter of 2001, which is slightly ahead of our timetable. If Sirius Satellite Radio begins commercial operations significantly before we do, it may gain a competitive advantage over us.

     Unlike XM Radio, traditional AM/FM radio already has a well established market for its services and generally offers free broadcast reception supported by commercial advertising rather than by a subscription fee. Also, many radio stations offer information programming of a local nature, such as traffic and weather reports, which XM Radio is not expected to offer as effectively as local radio, or at all. To the extent that consumers place a high value on these features of traditional AM/FM radio, we will be at a competitive disadvantage.


Demand for our service may be insufficient for us to become profitable.

     There is currently no mobile satellite digital audio radio service in commercial operation in the United States. As a result, we cannot estimate with any certainty the potential consumer demand for such a service or the degree to which we will meet that demand. Among other things, consumer acceptance of XM Radio will depend upon

     . whether we obtain, produce and market high quality programming consistent with consumers' tastes;

     . the willingness of consumers to pay subscription fees to obtain satellite radio service;

     .  the cost and availability of XM radios; and

     .  XM Radio's and our competitors' marketing and pricing strategy.

     If demand for our service does not develop as expected, we may not be able to generate enough revenues to become profitable. Although we have commissioned market studies which attempt to measure market demand, these studies are based upon statistical sampling methods and reflect responses to hypothetical questions. Consequently, the data may not be accurate. We caution you not to place undue reliance on this data.

  Because we expect to derive a significant part of our revenues from advertisers as well as subscription revenues, advertiser acceptance also will be critical to the success of our business. Our ability to generate revenues from advertisers will depend on several factors, including the level and type of market penetration of our service, competition for advertising dollars from other media, and changes in the advertising industry. FCC regulations limit our ability to offer our radio service other than to subscribers on a pay-for-service basis. These factors may reduce our potential revenue from advertising.

Large payment obligations under our distribution agreement with General Motors may prevent us from becoming profitable.

     We have significant payment obligations under our long-term agreement with General Motors for the installation of XM radios in General Motors vehicles and the distribution of our service to the exclusion of other satellite radio services. These payment obligations, which could total several hundred million dollars over the life of the contract, may prevent us from becoming profitable. A significant portion of these payments are fixed in amount, and we must pay these amounts even if General Motors does not meet performance targets in the contract. Although this agreement is subject to renegotiation if General Motors does not achieve and maintain specified installation levels we cannot predict the outcome of any such renegotiation. This agreement is described more fully under the caption Certain Relationships and Related Party Transactions-- Distribution Agreement with General Motors and OnStar."


Joint development agreement funding requirements could be significant.

     Under our agreement with Sirius Radio, each party is obligated to fund one half of the development cost of the technologies used to develop a unified standard for satellite radios. Each party will be entitled to license fees or a credit towards its one half of the cost based upon the validity, value, use, importance and available alternatives of the technology it contributes. The applicability or validity of Sirius Radio's claims in their former patent suit against us could affect the determination of the amount of license fees or credits relating to contributed or licensed technology under the agreement. The amounts of these fees or credits will be determined over time by agreement of the parties or by arbitration. We cannot predict at this time the amount of license fees or contribution payable by XM or Sirius Radio or the size of the credits to XM and Sirius Radio from the use of their technology. This may require significant additional capital.


If we default under our joint development agreement, Sirius Satellite Radio's patent infringement lawsuit against us could be refiled.

     Under our agreement with Sirius Radio for the development of a unified standard for satellite radios, the lawsuit Sirius Radio brought against us in January 1999 alleging our infringement of three Sirius Radio patents was withdrawn. We and Sirius Radio have agreed to cross-license our respective intellectual property. However, if this agreement is terminated before the value of the licenses has been determined due to our failure to perform a material covenant or obligation, then this suit could be refiled.


Our business may be impaired by third party intellectual property rights.

    Development of the XM Radio system will depend largely upon the intellectual property that we will develop and license from third parties. If the intellectual property that we may develop or use is not adequately protected, others will be permitted to and may duplicate the XM Radio system or service without liability. In addition, others may challenge, invalidate or circumvent our intellectual property rights, patents or existing sublicenses. Some of the know-how and technology we have developed and plan to develop will not be covered by United States patents. Trade secret protection and contractual agreements may not provide adequate protection if there is any unauthorized use or disclosure. The loss of necessary technologies could require us to obtain substitute technology of lower quality performance standards, at greater cost or on a delayed basis, which could harm our business.

     Other parties may have patents or pending patent applications which will later mature into patents or inventions which may block our ability to operate our system or license our technology. We may have to resort to litigation to enforce our rights under license agreements or to determine the scope and validity of other parties' proprietary rights in the subject matter of those licenses. This may be expensive. Also, we may not succeed in any such litigation.

     Third parties may bring suit against us for patent or other infringement of intellectual property rights. Any such litigation could result in substantial cost to, and diversion of effort by, our company, and adverse findings in any proceeding could

     . Subject us to significant liabilities to third parties;

     . require us to seek licenses from third parties;

     . block our ability to operate the XM Radio system or license its technology; or

     . Otherwise adversely affect our ability to successfully develop and market the XM Radio system.

Failure to comply with FCC requirements could damage our business.

     As an owner of one of two FCC licenses to operate a commercial satellite radio service in the United States, we are subject to FCC rules and regulations, and the terms of our license, which require us to meet certain conditions such as.

     . milestone dates, including the requirement that we begin full operation of our system by October 2003;

     . interoperability of our system with the other licensed satellite radio system;

     . coordination of our satellite radio service with radio systems operating in the same range of frequencies in neighboring countries; and

     . coordination of our communications links to our satellites with other systems that operate in the same frequency band.

Non-compliance by us with these conditions could result in fines, additional license conditions, license revocation or other detrimental FCC actions. We may also be subject to interference from adjacent radio frequency users if the FCC does not adequately protect us against such interference in its rulemaking process. In addition, the FCC has not yet issued rules permitting us to deploy terrestrial repeaters to fill gaps in satellite coverage. Our plans to deploy terrestrial repeaters may be impacted by the FCC's rules, when issued.

     Some of our vendors are subject to United States export regulations and will need approval from the State Department under technology export statutes and regulations for the launch of our satellites. Failure to receive such approval or any change in applicable law or policy may delay our satellite launch.


If the challenge to our FCC license is successful, our business could be harmed.

     The award of our FCC license was challenged by one of the losing bidders in the initial FCC licensing procedure. The challenge was denied by the FCC, but the losing bidder filed with the FCC for reconsideration of the license award. If this challenge is successful, the FCC could take a range of actions, any of which could harm our ability to proceed with our planned satellite radio service.


Our service network or other ground facilities could be damaged by natural catastrophes.

     Since our ground-based network will be attached to buildings, towers, and other structures around the country, an earthquake, tornado, flood or other catastrophic event anywhere in the United States could damage our network, interrupt our service and harm our business in the affected area. We will not have replacement or redundant facilities that can be used to assume the functions of our repeater network or of our planned central production and broadcast facility in the event of a catastrophic event. Any damage to our repeater network would likely result in degradation of our service for some subscribers and could result in complete loss of service in affected areas. Damage to our central production and broadcast facility would restrict our production of programming and require us to obtain programming from third parties to continue our service.


Consumers could steal our service.

     Like all radio transmissions, the XM Radio signal will be subject to interception. Pirates may be able to obtain or rebroadcast XM Radio without paying the subscription fee. Although we plan to use encryption technology to mitigate the risk of signal theft, such technology may not be adequate to prevent theft of the XM Radio signal. If widespread, signal theft could harm our business.


We need to obtain rights to programming, which could be more costly than anticipated.


     We must negotiate and enter into music programming royalty arrangements with performing rights societies such as the American Society of Composers, Authors and Publishers, Broadcast Music, Inc. and SESAC, Inc. Radio broadcasters currently pay a combined total of approximately 4% of their revenues to these performing rights societies. We expect to negotiate or establish license fees through a rate court proceeding in the U.S. District Court for the Southern District of New York, but such royalty arrangements may be more costly than anticipated. We must also enter into royalty arrangements with the owners of the sound recordings. Cable audio services currently pay a royalty rate of 6.5% of gross subscriber revenue set by the Librarian of Congress. Although we believe we can distinguish XM Radio sufficiently from the cable audio services in order to negotiate a lower statutory rate, we may not be able to do so.


Rapid technological and industry changes could make our service obsolete.

     The satellite industry and the audio entertainment industry are both characterized by rapid technological change, frequent new product innovations, changes in customer requirements and expectations, and evolving industry standards. If we are unable to keep pace with these changes, our business may be unsuccessful. Products using new technologies, or emerging industry standards, could make our technologies obsolete. In addition, we may face unforeseen problems when developing the XM Radio system which could harm our business. Because we will depend on third parties to develop technologies used in key elements of the XM Radio system, more advanced technologies which we may wish to use may not be available to us on reasonable terms or in a timely manner. Further, our competitors may have access to technologies not available to us, which may enable them to produce entertainment products of greater interest to consumers, or at a more competitive cost.


The market price of our stock could be hurt by substantial price and volume fluctuations.

     Historically, stock prices and trading volumes for emerging companies fluctuate widely for a number of reasons, including some reasons which may be unrelated to their businesses or results of operations. This market volatility could depress the price of our common stock without regard to our operating performance. In addition, our operating results may be below the expectations of public market analysts and investors. If this were to occur, the market price of our common stock would likely significantly decrease.


     Our major stockholders own approximately 71.4% of our stock on a fully diluted basis and effectively control us. Their interests may conflict with our interests and yours.


     As of August 15, 2000, our principal stockholders own approximately 71.4% of our common stock on a fully diluted basis with total voting power of approximately 82.1%. We have entered into material contracts and transactions with our principal stockholders and their affiliates, and we may enter into additional contracts in the future. The composition of our board of directors is governed by a shareholders' agreement among our principal stockholders, which grants them effective management control over us. These stockholders could use their position as principal stockholders and their management control to cause us to take actions that might not be in our interests or yours.


The holders of our Series C preferred stock have certain veto rights.


     Under the terms of our Series C preferred stock, the consent of holders of at least 60% of the Series C preferred stock is required before we can take certain actions, including issuances of additional securities above specified levels and the incurrence of indebtedness under which we must meet financial covenants to avoid default. These requirements could hamper our ability to raise additional funds. The consent of holders of at least 60% of the Series C preferred stock is also required for transactions with affiliates, other than on an arms'-length basis, and for any merger or sale of assets of the Company. The approval for a merger could make it difficult for a third party to acquire us and thus could depress our stock price. The voting approval rights of the Series C stock are more fully described under the caption "Description of Capital Stock--Preferred Stock-- Series C Convertible Preferred Stock--Voting Rights."


We need people with special skills to develop, launch and maintain our new service. If we cannot find and keep these people, our business and stock price could suffer.

     We depend on the continued efforts of our executive officers and key employees who have specialized technical knowledge regarding our satellite and radio systems and business knowledge regarding the radio industry and subscription services. If we lose the services of one or more of these employees, or fail to attract qualified replacement personnel, it could harm our business and our future prospects.

It may be hard for a third party to acquire us, and this could depress our stock price.

     We are a Delaware company with unissued preferred stock, the terms of which can be set by our board of directors. Antitakeover provisions in Delaware law and our ability to adopt a shareholder rights plan using our preferred stock could make it difficult for a third party to acquire us, even if doing so would benefit our stockholders. This could depress our stock price.

Future sales of our Class A common stock in the public market could lower its stock price and impair our ability to raise funds in new stock offerings.


     As of August 15, 2000, we had 33,081,399 shares of Class A common stock outstanding, or 71,159,415 shares assuming conversion of all 16,557,262 shares of our Class B common stock, 10,786,504 shares of our Series A convertible preferred stock, 1,493,061 shares of our Series B convertible redeemable preferred stock and 235,000 shares of our Series C convertible redeemable preferred stock outstanding. Sales of a large number of shares could adversely affect the market price of our Class A common stock, which could impair our ability to raise funds in additional stock offerings.

     Motient, which owns 200,000 shares of our Class A common stock and all 16,557,262 shares of our Class B common stock, is prohibited from selling any of these shares, other than to affiliates, until October 8, 2000 or when we commence commercial operations, whichever comes first. At that time, these shares will be freely tradable, subject to the provisions of Rule 144 or Rule 701 under the Securities Act. Motient has experienced substantial appreciation in the value of its shares relative to the price paid for them. In the event Motient elects to sell its shares, the price of our stock could materially decline, irrespective of our performance.


     On July 28, 2000, we filed an amended registration statement under the Securities Act covering all 5,000,000 shares of our Class A common stock subject to outstanding stock options or reserved for issuance under our stock plans. The registration statement became effective upon filing. Accordingly, shares registered under the registration statement are, subject to vesting provisions and Rule 144 volume limitations applicable to our affiliates, available for sale in the open market, and in the case of our officers, directors and stockholders who have entered into lock-up agreements, available for sale after lock-up agreements expire. As of August 15, 2000, options to purchase 2,758,050 shares of our Class A common stock were outstanding.


     The holders of approximately 16 million shares of our Class A common stock, all of our Series A convertible preferred stock, all of our Class B common stock and all of our Series C convertible redeemable preferred stock have the right to request registration of their shares in future public offerings of our equity securities. Sony Electronics owns a warrant that may in the future be exercisable for up to 2% of our Class A common stock on a fully-diluted basis depending on Sony's success in achieving certain sales targets. Sony will have the right to request registration of these shares in future public offerings.

There is no established trading market for the warrants, which could make it more difficult for you to sell warrants and could adversely affect their price.

     We expect that the warrants will be eligible for trading in the PORTAL market. We do not intend to apply for a listing or quotation of the warrants on any securities exchange. The initial purchasers of the warrants have advised us that they intend to make a market in the warrants. However, they are not obligated to do so. Any market-making may be discontinued at any time and we cannot assure you of the development or liquidity of any trading market for the warrants, or if a trading market develops, that it will continue. The liquidity of the trading market for the warrants also may be adversely affected by any changes in our financial performance or prospects or in the prospects for the companies in our industry.

There may be limitations on the ability of the holders of warrants to exercise their warrants and receive the underlying common stock.

     We have agreed to use our reasonable best efforts to make effective within 180 days of the consummation of the unit offering and use our reasonable efforts to maintain effective until the expiration or exercise of all warrants, a shelf registration statement on an appropriate form under the Securities Act covering the warrants and issuance of Warrant Shares. Until the shelf registration statement becomes effective and during any period when the shelf registration statement is not effective, U.S. holders of the warrants will not be able to exercise their warrants unless they are an "accredited investor" or a "qualified institutional buyer," within the meaning of the Securities Act, and make certain representations to us in connection with their exercise. We cannot assure you that we will be able to cause to be declared effective or keep the shelf registration statement continuously effective until all of the warrants have been exercised or expired.


     Shares of common stock issued upon exercise of the warrants at a time when the shelf registration statement is not effective will be "restricted securities" for purposes of Rule 144 under the Securities Act and will be subject to restrictions on transfer.

Our forward-looking statements are speculative and may prove to be wrong.

     Much of the information in this prospectus consists of forward-looking statements based on our current expectations. These statements are inherently predictive and speculative, and you must not assume that they will prove to be correct. You can often identify these statements by forward-looking words such as

     .  "may;"

     .  "will," "intend," "plan to;"

     .  "expect," "anticipate," "project," "believe," "estimate;"

     .  "continue" or similar words.

     You should read such statements very carefully because they

     .  discuss our future plans or expectations;

     . contain projections of our future financial condition or results of operations; or

     .  state other forward-looking information.

     When you consider such forward-looking statements, you should keep in mind the risk factors above and the other cautionary statements in this prospectus because they provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements.

                                USE OF PROCEEDS

     The registration of the warrants and the common stock underlying the warrants is to satisfy certain of our obligations under the registration rights agreement covering the warrants sold in the unit offering in March 2000. Any proceeds we receive from the exercise of such warrants into shares of our common stock will be used for working capital, operating losses and general corporate expenses.

     The net proceeds to us from the sale of the warrants, together with the senior secured notes as part of the unit offering in March 2000, were approximately $191.3 million, after excluding $123.0 million for an interest reserve and approximately $10.7 million for underwriting fees and expenses. The net proceeds from the unit offering have been and will be used as set forth below.

                                                                                  Amount
                                                                              -------------
                                                                              (In thousands)
     Payments under satellite contract........................................        $ 98.7
     Payments under terrestrial repeater contracts............................          68.0
     Payments under ground segment contracts..................................          11.2
     Working capital, operating losses and general corporate expenses.........          13.4
                                                                                      ------
          Total uses..........................................................        $191.3
                                                                                      ======

     We may re-allocate the proceeds among these categories depending upon the timing of our funding requirements. In addition, these uses assume that the net proceeds are the first funds used. To the extent we use cash on hand or from other financings to meet these funding needs, we may reallocate the proceeds to other matters. Pending these uses, the net proceeds from the unit offering may be temporarily invested in short-term, interest-bearing, investment grade securities.

                          PRICE RANGE OF COMMON STOCK

     Our Class A common stock has been quoted on the Nasdaq National Market under the symbol "XMSR" since its initial public offering on October 5, 1999. The following table presents, for the period indicated, the high and low sales prices per share of the Class A common stock as reported on the Nasdaq National Market.

  1999:                                                High        Low
                                                     ---------  ----------
  Fourth Quarter (beginning October 5, 1999).......    $44.750     $11.625

  2000:
  First Quarter....................................    $47.375     $27.000
  Second Quarter...................................    $39.250     $18.125
  Third Quarter (through August 15, 2000)..........    $45.250     $30.125

     On August 15, 2000, the last reported sale price of our Class A common stock on the Nasdaq National Market was $39.81. As of August 15, 2000, there were 96 holders of record of our Class A common stock.

                                DIVIDEND POLICY

     We have not declared or paid any dividends on our common stock since our date of inception. Currently, our Series B Convertible Redeemable preferred stock restricts us from paying dividends on our common stock unless full cumulative dividends have been paid or set aside for payment on all shares of our Series B preferred stock. The terms of our Series C Convertible Redeemable preferred stock contain similar restrictions. In accordance with its terms, we have paid dividends on the Series B preferred stock in common stock. Dividends on our Series C Convertible Redeemable preferred stock will accrue. The indenture governing XM's senior secured notes restricts XM from paying dividends to Holdings which, in turn, will significantly limit the ability of Holdings to pay dividends. We do not intend to pay cash dividends on our common stock in the foreseeable future. We anticipate that we will retain any earnings for use in our operations and the expansion of our business.

                                CAPITALIZATION

     The following table sets forth as of June 30, 2000 our capitalization on an actual basis.

                                                                                           June 30, 2000
                                                                                          ---------------
                                                                                           (In thousands)
Cash and cash equivalents..................................................................   $  267,372
Restricted investments (1).................................................................      174,623
                                                                                              ----------

  Total cash, cash equivalents and restricted investments..................................   $  441,995
                                                                                              ==========

Senior Secured Notes.......................................................................      261,171
Capital lease..............................................................................          168
                                                                                              ----------

  Total debt...............................................................................   $  261,339
                                                                                              ----------

Stockholders' equity
 Series A convertible preferred stock, par value $0.01; 15,000,000 shares authorized,
  10,786,504 shares issued and outstanding.................................................          108

 Series B convertible redeemable preferred stock, par value $0.01 (liquidation preference of $100,000,000); 3,000,000 shares authorized, 2,000,000 shares
  issued and outstanding...................................................................           20

 Class A common stock, par value $0.01; 180,000,000 shares authorized, 32,250,244
  shares issued and outstanding............................................................          323

 Class B common stock, par value $0.01; 30,000,000 shares authorized; 16,557,262
  shares issued and outstanding............................................................          166

 Class C non-voting common stock, par value $0.01; 30,000,000 shares authorized,
  no shares issued and outstanding.........................................................           --
Additional paid-in capital.................................................................      834,150
Accumulated deficit........................................................................      (72,550)
                                                                                              ----------

  Total stockholders' equity...............................................................      762,217
                                                                                              ----------

Total capitalization.......................................................................   $1,023,556
                                                                                              ----------

----------------
(1) Consists of a portfolio of U.S. government securities held by the trustee for the benefit of the holders of the notes and a money market fund associated with a contract.

                     SELECTED CONSOLIDATED FINANCIAL DATA

     In considering the following selected consolidated financial data, you should also read our consolidated financial statements and notes and the section captioned "Management's Discussion and Analysis of Financial Condition and Results of Operations." The consolidated statements of operations data for the three-year period ended December 31, 1999, and for the period from December 15, 1992 (date of inception) to December 31, 1999, and the consolidated balance sheets data as of December 31, 1997, 1998 and 1999, are derived from our consolidated financial statements. These statements have been audited by KPMG LLP, independent certified public accountants. KPMG's report contains a paragraph stating that we have not begun operations and are dependent upon additional debt or equity financings, and that these factors raise substantial doubt about our ability to continue as a going concern. The selected consolidated financial data do not include any adjustments that might result from the outcome of that uncertainty. The unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of our management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information. You should not assume that our results of operations for the six months ended June 30, 1999 and 2000 indicate what our results will be for the full year.

                                                                                                                       December 15,
                                                                                                                           1992
                                                                                                                         (Date of
                                                                                                Six Months Ended        Inception)
                                                           Years Ended December 31,                 June 30,            to June 30,
                                                    --------------------------------------  -------------------------  -------------
                                                          1997         1998          1999         1999          2000           2000
                                                    ----------   ----------   -----------   ----------   -----------       --------
                                                                           (In thousands, except share data)
Consolidated Statements of Operations Data(1):
Revenue...........................................  $       --   $       --   $        --   $       --   $        --       $     --
                                                    ----------   ----------   -----------   ----------   -----------       --------

Operating expenses:
     Research and development.....................          --        6,941         4,274        1,378         4,739         15,954
     Professional fees............................       1,090        5,242         9,969        2,560        10,787         27,088
General and administrative........................          20        4,010        16,448        4,503        15,300         35,777
                                                    ----------   ----------   -----------   ----------   -----------       --------
Total operating expenses..........................       1,110       16,193        30,691        8,441        30,826         78,819
                                                    ----------   ----------   -----------   ----------   -----------       --------
Operating loss....................................      (1,110)     (16,193)      (30,691)      (8,441)      (30,826)       (78,819)
Other income--interest income (expense), net......        (549)          26        (6,205)          76        12,999          6,269
                                                    ----------   ----------   -----------   ----------   -----------       --------
Net loss..........................................  $   (1,659)  $  (16,167)  $   (36,896)  $   (8,365)  $   (17,827)      $(72,550)
                                                    ==========   ==========   ===========   ==========   ===========       ========
Preferred stock dividend requirement..............          --           --            --           --        (3,643)        (3,643)
Net loss attributable to common stockholders......      (1,659)     (16,167)      (36,896)      (8,365)      (21,470)      $(76,193)
                                                    ==========   ==========   ===========   ==========   ===========       ========

Net loss per share--basic and diluted.............  $    (0.26)  $    (2.42)  $     (2.40)  $    (1.25)  $     (0.45)
                                                    ==========   ==========   ===========   ==========   ===========

Weighted average shares used in computing net
 loss per share--basic and diluted................   6,368,166    6,689,250    15,334,102    6,689,250    48,033,191

                                                                                  December 31,                      June 30,
                                                                   -----------------------------------------
                                                                    1997             1998            1999             2000
                                                                   -------         --------         --------       ----------
                                                                                         (In thousands)
Consolidated Balance Sheets Data:
Cash, cash equivalents and short-term investments...............   $     1         $    310         $120,170       $  267,372
Pledged securities(2)...........................................        --               --               --          174,623
System under construction.......................................    91,932          169,029          362,358          579,981
Total assets....................................................    91,933          170,485          515,189        1,086,605
Total debt......................................................    82,504          140,332              212          261,339
Total liabilities...............................................    82,949          177,668           30,172          324,388
Stockholders' equity (deficit)..................................     8,984           (7,183)         485,017          762,217

(1) Business activity for the period from December 15, 1992, which was our date of inception, through December 31, 1996 was insignificant.

(2) Consists of a portfolio of U.S. government securities held by the trustee for the benefit of the holders of the Senior Secured Notes and a money market fund associated with a contract.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following discussion and analysis provides information which we believe is relevant to an assessment and understanding of our financial condition and consolidated results of operations. This discussion should be read together with our consolidated financial statements, pro forma financial information and related notes beginning on page F-1 of this prospectus.

                                   Overview

     XM Satellite Radio Inc. was incorporated in Delaware in 1992 as a wholly-owned subsidiary of Motient Corporation ("Motient"), formerly American Mobile Satellite Corporation. XM Satellite Radio Holdings Inc. became a holding company for XM Satellite Radio Inc. in early 1997.

     In October 1999, we completed an initial public offering which yielded net proceeds of $114.1 million. Concurrent with the closing of our initial public offering, $250.0 million of our Series A subordinated convertible notes, together with associated accrued interest, converted into shares of Series A convertible preferred stock and shares of Class A common stock. Additionally, $103.1 million of convertible notes issued to Motient, together with associated accrued interest, converted into shares of our Class B common stock.

     In the first and second quarters of 2000, we completed:

     . a follow-on offering of 4,370,000 shares of Class A common stock, which yielded net proceeds of $132.1 million;

     . a concurrent offering of 2,000,000 shares of Series B convertible redeemable preferred stock, which yielded net proceeds of $96.5 million; and

     . a private placement of 325,000 units, each consisting of $1,000 principal amount of 14% senior secured notes due 2010 and one warrant to purchase 8.024815 shares of Class A common stock at $49.50 per share which yielded net proceeds of $191.3 million excluding $123.0 million for an interest reserve.

     Subsequent to the second quarter of 2000, we completed a private placement of 235,000 shares of our Series C convertible redeemable preferred stock for $1,000.00 per share, which yielded net proceeds of approximately $227,000,000. The issuance of the Series C preferred stock caused the exercise price of the warrants sold in March 2000 to be adjusted to $47.94 and the number of shares of Class A common stock issuable upon exercise of a warrant to be adjusted to
8.285948. The Company expects to record a $123.0 million beneficial conversion charge that will reduce earnings available to common stockholders as a result of the Series C transaction. Also subsequent to the second quarter of 2000, we issued 762,622 shares of our Class A common stock in exchange for 506,939 shares of our Series B preferred stock. The Company will record a $4.9 million charge to earnings attributable to common stockholders in the third quarter related to this transaction.

     We are in the development stage. Since our inception in December 1992, we have devoted our efforts to establishing and commercializing the XM Radio system. Our activities were fairly limited until 1997, when we pursued and obtained regulatory approval from the FCC to provide satellite radio service. Our principal activities to date have included:


     .    designing and developing the XM Radio system;

     . negotiating contracts with satellite and launch vehicle operators, specialty programmers, radio manufacturers and car manufacturers;

     .    developing technical standards and specifications;

     .    conducting market research; and

     .    securing financing for working capital and capital expenditures.

     We have incurred substantial losses to date and expect to continue to incur significant losses for the foreseeable future as we continue to design, develop and deploy the XM Radio system and for some period following our commencement of commercial operations.


     We intend to capitalize all costs related to our satellite contract and our FCC license, including all applicable interest. These capitalized costs will be depreciated over the estimated useful lives of the satellites and ground control stations. Depreciation of our satellites will commence upon in-orbit delivery. Depreciation of our satellite control facilities and terrestrial repeaters and the amortization of our FCC license will commence upon commercial operations.

     After we begin commercial operations, which we are targeting for the second quarter of 2001, we anticipate that our revenues will consist primarily of customers' subscription fees and advertising revenues.


Results of Operations

     Six Months Ended June 30, 2000 Compared With Six Months Ended June 30, 1999

     Research and Development. Research and development expenses increased to approximately $4.7 million for the six months ended June 30, 2000, compared with approximately $1.4 million for the six months ended June 30, 1999. The increase in the research and development expenses primarily resulted from the accelerated development of some of our system technology during the first half of 2000.

     Professional Fees. Professional fees increased to approximately $10.8 million for the six months ended June 30, 2000, compared with $2.6 million for the six months ended June 30, 1999. The increase primarily reflects additional legal, regulatory and marketing expenses as we engaged more consultants, including incurring $5.6 million for enterprise information technology consultants. We expect the professional fees to trend upward as we continue to evaluate the system alternatives and develop market strategies.

     General and Administrative. General and administrative expenses increased to $15.3 million for the six months ended June 30, 2000, compared with $4.5 million for the six months ended June 30, 1999. The increase reflects increased headcount and facilities expenses. We have granted certain key executives stock options and incurred a non-cash compensation charge of approximately $2.3 million in the first half of 2000 primarily for performance-based stock options. We will continue to incur quarterly non-cash compensation charges over the vesting period depending on the market value of our Class A common stock at the end of the quarter. We also continued the amortization of goodwill and other intangibles during the first half of 2000. We anticipate general and administrative expenses to continue to increase through commercial operations.

     Interest Income. Interest income increased to $13.0 million for the six months ended June 30, 2000, compared with $0.1 million for the six months ended June 30, 1999. The increase was the result of higher average balances of cash and cash equivalents during the six months ended June 30, 2000, due to the proceeds from the private placement of 14% senior secured notes and warrants and the public offering of Class A common stock and Series B convertible redeemable preferred stock, both in the first half of 2000, which exceeded expenditures for satellite and launch vehicle construction, other capital expenditures and operating expenses.

     Interest Expense. We capitalized interest costs of $15.5 million and $8.6 million associated with our FCC license and the XM Radio system during the six months ended June 30, 2000 and 1999, respectively. The increase was the result of incurrence of new debt during the first quarter.

     Net Loss. The net loss for the six-month periods ended June 30, 2000 and 1999 was $17.8 million and $8.4 million, respectively. The increase in net losses for the six months ended June 30, 2000, compared with the six months ended June 30, 1999, reflects an increase in research and development expenses and additional general and administration expenses, primarily due to increased headcount and facility expenses in preparation for commercial operations and the amortization of goodwill and intangibles.

Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

     Research and Development. Research and development expenses decreased to $4.3 million in 1999, compared with $6.9 million in 1998. The decrease in research and development expenses resulted from the completion of the development of some of our system technology during 1998.

     Professional Fees. Professional fees increased to approximately $10.0 million in 1999, compared with $5.2 million in 1998. The increase primarily reflects additional legal, regulatory and marketing expenses.

     General and Administrative. General and administrative expenses increased to $16.4 million in 1999, compared with $4.0 million in 1998. The increase primarily reflects increased headcount and facility expenses to begin program management and operations. We also commenced the amortization of our goodwill and intangibles resulting from Motient's acquisition of a former investor's interest in us during 1999. We have granted certain key executives stock options and incurred a non-cash compensation charge of approximately $4.1 million in the fourth quarter of 1999 primarily for performance-based stock options. We will continue to incur quarterly non-cash compensation charges over the vesting period depending on the market value of our Class A common stock.

     Interest Income.   Interest income increased to $2.9 million in 1999,
compared with 1998, which was insignificant. The increase was the result of higher average balances of cash and short-term investments during 1999 due to the proceeds from the issuance of Series A convertible notes in the third quarter of 1999 exceeding the amounts of expenditures for satellite and launch vehicle construction, other capital expenditures and operating expenses.

     Interest Expense. As of December 31, 1999 and 1998, we owed $0 and $140.2 million, respectively, including accrued interest, under various debt agreements which we entered into for the purpose of financing the XM Radio system. Our capitalized interest costs were $15.3 million and $11.8 million associated with our FCC license and the XM Radio system during 1999 and 1998, respectively. We expensed interest costs of $9.1 million and $0 during 1999 and 1998, respectively. We incurred a one-time $5.5 million charge to interest due to the beneficial conversion feature of the new Motient note. We also exceeded our interest capitalization threshold by $3.6 million.

     Net Loss. The net loss for 1999 and 1998 was $36.9 million and $16.2 million, respectively. The increase in net losses for 1999, compared with 1998, primarily reflects an increase in net interest expense as discussed above and additional general and administration expenses, primarily due to increased headcount and facility expenses, in preparation for commercial operations and the commencement of amortization of goodwill and intangibles.

Year Ended December 31, 1998 Compared with Year Ended December 31, 1997

     Research and Development. Research and development expenses amounted to approximately $6.9 million for the year ended December 31, 1998. Research and development expenses for the year ended December 31, 1997 were insignificant. The increase in research and development expenses resulted from the development of some of our system technology during 1998.

     Professional Fees. Professional fees increased to approximately $5.2 million for the year ended December 31, 1998, compared with $1.1 million for the year ended December 31, 1997. The increase primarily reflects legal, regulatory and marketing expenses.

     General and Administrative. General and administrative expenses increased to $4.0 million for the year ended December 31, 1998, compared with $20,000 for the year ended December 31, 1997. The increase primarily reflects increased headcount and facility expenses to begin program management and operations.

     Interest Expense. As of December 31, 1998 and 1997, we owed $140.2 million and $82.5 million, respectively, including accrued interest, under various debt agreements which we entered into for the purpose of financing the XM Radio system. We capitalized interest costs of $11.8 million and $1.9 million associated with our FCC license and the XM Radio system during the year ended December 31, 1998 and 1997, respectively. We expensed interest costs of $0.5 million during the year ended December 31, 1997.

     Net Loss. The net loss for the years ended December 31, 1998 and 1997 was $16.2 million and $1.7 million, respectively, primarily reflecting research and development activities, professional fees and general and administrative expenses.

Liquidity and Capital Resources

     At June 30, 2000, we had a total of cash and cash equivalents of $267.4 million and working capital of $305.0 million, compared with cash, cash equivalents and short-term investments of $120.2 million and working capital of $94.7 million at December 31, 1999. The increases in the respective balances are due primarily to the proceeds from the issuance of Series B convertible redeemable preferred stock, which yielded net proceeds of $96.5 million, a concurrent follow-on offering of Class A common stock, which yielded net proceeds of $132.1 million, and a private placement of 14% senior secured notes and warrants, which yielded net proceeds of $191.3 million, which in the aggregate, exceeded capital expenditures and operating expenses for the six months ended June 30, 2000.

Funds Required for XM Radio Through Commencement of Commercial Operations

     We estimate that we will require approximately $1.1 billion to develop and implement the XM Radio system from inception through the commencement of commercial operations, targeted for the second quarter of 2001. Since inception, we have raised an aggregate of $1.1 billion, net of expenses, interest reserve and repayment of debt. These funds are expected to be sufficient, in the absence of additional financing, to cover funding needs until the commencement of commercial operations.





     Our expected sources and uses of funds through commencement of commercial operations are as follows:

                      Inception Through Commercial Launch
                                 (in millions)

Sources of Funds
    Total funds raised to date...................................  $1,100
                                                                   ------
     Total sources...............................................  $1,100
                                                                   ======

Uses of Funds
  Satellites and launch..........................................  $  473
  Launch insurance...............................................      50
  Terrestrial repeater system....................................     263
  Ground segment.................................................      66
                                                                   ------
     Total system................................................     852
  FCC license....................................................      90
  Operating expenses and working capital requirements............     158
                                                                   ------
     Total uses..................................................  $1,100
                                                                   ======

     The sources and uses chart for inception through commercial launch assumes that we will commence full commercial operations in the second quarter of 2001 and does not include net interest income or expense of any future offerings or other financings. We anticipate that we will need substantial further funding after commencement of operations to cover our cash requirements before we generate positive cash flow from operations. Many factors, including our ability to generate significant revenues, could affect this estimate. See "Risk
Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Total funds raised to date in the chart above include proceeds of

     . $9.2 million in equity contributions and an additional $157.8 million in equity from converted debt instruments funded by Motient and by a former investor who sold its investment to Motient.

     . $238.7 million in net proceeds from convertible notes which were converted to Class A common stock and Series A convertible preferred stock on October 8, 1999 as a result of our initial public offering. $75 million of these proceeds were used to repay outstanding debt.

     .    $114.1 million in net proceeds from our initial public offering.

     . $132.1 million in net proceeds from a Class A common stock offering in the first quarter of 2000.

     . $96.5 million in net proceeds from a Series B convertible preferred stock offering in the first quarter of 2000.

     . $191.3 million in net proceeds from a private placement on March 15, 2000, of 325,000 units, each unit consisting of $1,000 principal amount of 14% senior secured notes due 2010 and one warrant to purchase 8.024815 shares of Class A common stock at $49.50 per share, excluding $123.0 million for an interest reserve.

     . $227.0 million in net proceeds from a private placement on August 8, 2000 of 235,000 shares of Series C convertible preferred stock.


     . Other proceeds, including interest income and proceeds from the sale of stock under the employee stock purchase plan and the exercise of stock options.

     The use of funds for satellites and launch in the chart above includes $472.6 million for satellites, launch and long-lead items, including certain financing costs associated with the satellites, and for an option to complete the ground spare satellite under our satellite contract with Hughes Space and Communications, which was exercised. As of June 30, 2000, $350.8 million has been paid under the satellite contract and we have recognized an additional $2.0 million in accrued milestone payments.

     The anticipated $65.9 million in costs for ground segment are intended to cover the satellite control facilities, programming production studios and various other equipment and facilities. As of June 30, 2000, we had incurred $21.9 million in costs in deploying the ground segment.

     Other operating expenses and working capital requirements in the chart above include cumulative historical operating losses through June 30, 2000 of $72.6 million.


Sources of Funds

     To date, we have raised approximately $1.1 billion of net proceeds, net of expenses, interest reserve and repayment of debt. These funds have been used to acquire our FCC license, make required payments for our system; including the satellites, terrestrial repeater system, and ground networks, and for working capital and operating expenses. Of the $1.1 billion raised to date, approximately $167.0 million, excluding the Class A common stock acquired as part of our initial public offering, has been raised through the issuance of equity to, and receipt of loans from, our current stockholder, Motient, and a former stockholder. Of this amount, approximately $90.7 million and $46.0 million was raised in 1997 and 1998, respectively, and $30.3 million was raised in January 1999.

     In July 1999, we issued $250.0 million of Series A subordinated convertible notes to six strategic and financial investors--General Motors, $50.0 million; Clear Channel Communications, $75.0 million; DIRECTV, $50.0 million; and Columbia Capital, Telcom Ventures, L.L.C. and Madison Dearborn Partners, $75.0 million in the aggregate. Using part of the proceeds from the issuance of the Series A subordinated convertible notes, we paid a former stockholder $75.0 million in July 1999 to redeem an outstanding loan. We incurred fees and expenses totaling $11.3 million in connection with these transactions.

     In October 1999, we raised $114.1 million from the issuance of 10.2 million shares of Class A common stock at a price of $12 per share less $8.8 million in underwriting discounts and commissions and estimated expenses. The Series A convertible notes, together with related accrued interest, automatically converted into 16,179,755 shares of our Class A common stock and 10,786,504 shares of our Series A preferred stock. Also, the Motient notes, together with related accrued interest, automatically converted into 11,182,926 shares of our Class B common stock. As a result of these transactions, substantially all of our indebtedness converted into equity.

     In the first and second quarter of 2000, we completed:

     . a follow-on offering of 4,370,000 shares of Class A common stock, yielding net proceeds of $132.1 million;

     . a concurrent offering of 2,000,000 shares of our Series B convertible redeemable preferred stock, which yielded net proceeds of $96.5 million; and

     . a private placement of 325,000 units, each consisting of $1,000 principal amount of 14% senior secured notes due 2010 and one warrant to purchase 8.024815 shares of Class A common stock at $49.50 per share that provided net proceeds of $191.3 million excluding $123.0 million for an interest reserve.

     Subsequent to the second quarter of 2000, we closed a private offering of 235,000 shares of our Series C convertible redeemable preferred stock, which yielded net proceeds of approximately $227.0 million. The issuance of the Series C preferred stock caused the exercise price of the warrants sold in March 2000 to be adjusted to $47.94 and the number of shares issuable upon exercise of a warrant to be adjusted to 8.285948. The Company expects to record a $123.0 million beneficial conversion charge that will reduce earnings available to common stockholders as a result of the Series C transaction. Also subsequent to the second quarter of 2000, we issued 762,622 shares of our Class A common stock in exchange for 506,939 shares of our Series B preferred stock. The Company will record a $4.9 million charge to earnings attributable to common stockholders in the third quarter related to this transaction.


Uses of Funds

     Of the approximately $1.1 billion of funds to be used through commencement of commercial operations, an estimated $569.4 million are expected to be incurred under contracts presently in place and for our FCC license, which has already been paid for in full. Total capital expenditures from inception to June 30, 2000 totaled $509.0 million.

     Satellite Contract. Under our satellite contract, Hughes Space and Communications will deliver two satellites in orbit and complete construction of a ground spare satellite. Hughes will also provide ground equipment and software to be used in the XM Radio system and certain launch and operations support services. We expect that by commencement of commercial operations in the second quarter of 2001, we will have had to pay an aggregate amount of approximately $472.6 million for these items and for Hughes Space and Communications to complete the ground spare satellite. This amount does not include incentive payments, which will depend in part on projected satellite performance at the acceptance date. Such payments could total up to an additional $68.7 million over the useful lives of the satellites. As of June 30, 2000, we had paid approximately $350.8 million under our satellite contract and have recognized an additional $2.0 million in accrued milestone payments.

     Launch Insurance. Based on current industry estimates, we expect that launch insurance for both satellites will cost approximately $50.0 million. As of June 30, 2000, we had not incurred any costs with respect to launch insurance.

     Terrestrial Repeater System. Based on the current design of the XM Radio system and existing contracts, we estimate that through our expected commencement of operations in the second quarter of 2001 we will incur aggregate costs of approximately $263.3 million for a terrestrial repeater system. We expect these costs to cover the capital cost of the design, development and installation of a system of terrestrial repeaters to cover approximately 70 cities and metropolitan areas. As of June 30, 2000, we had incurred costs with respect to the terrestrial repeater buildout of $40.2 million. In August 1999, we signed a contract with LCC International, Inc., a related party, calling for payments of approximately $115.0 million for engineering and site preparation. As of June 30, 2000, we had paid $13.9 million under this contract and accrued an additional $13.7 million. We also entered into a contract effective October 22, 1999, with Hughes Electronics Corporation for the design, development and manufacture of the terrestrial repeaters. Payments under this contract are expected to be approximately $128.0 million. As of June 30, 2000, we had paid $12.5 million under this contract, and accrued an additional $0.1 million.

     Ground Segment. Based on the design of the XM Radio system, available research and existing contracts, we expect to incur aggregate ground segment costs through the expected commencement of operations in the second quarter of 2001 of approximately $65.9 million. We expect these costs will cover the satellite control facilities, programming production studios and various other equipment and facilities. As of June 30, 2000, we had incurred $21.9 million with respect to the ground segment.

     FCC License. In October 1997, we received one of two satellite radio licenses issued by the FCC. We have paid approximately $90.0 million for this license, including the initial bid right. There are no further payments required relating to the license.


     Operating Expenses and Working Capital Requirements. In addition to the above capital needs, we will require funds for working capital, operating expenses and royalty payments currently estimated to be approximately $138.3 million through targeted commercial launch in the second quarter of 2001. From inception through June 30, 2000, we have incurred total expenses of $72.6 million. Total cash used in operating activities was $36.4 million. The difference between the loss incurred to date and cash used in operations is principally due to $5.5 million beneficial conversion charge, $6.5 million non-cash stock compensation charge and $22.8 million in accounts payable and accrued expenses.

     Joint Development Agreement Funding Requirements. We may require additional funds to pay license fees or make contributions towards the development of the technologies used to develop a unified standard for satellite radios under our joint development agreement with Sirius Radio. Each party is obligated to fund one half of the development cost for such technologies. Each party will be entitled to license fees or a credit towards its one half of the cost based upon the validity, value, use, importance and available alternatives of the technology it contributes. The amounts of these fees or credits will be determined over time by agreement of the parties or by arbitration. We cannot predict at this time the amount of license fees or contribution payable by us or Sirius Radio or the size of the credits to us and Sirius Radio from the use of the other's technology. This may require significant additional capital.

Funds Required for XM Radio Following Commencement of Commercial Operations

     Even after commencement of commercial operations, we expect to need significant additional funds to cover our cash requirements before we generate sufficient cash flow from operations to cover our expenses. We cannot accurately estimate the amount of additional funds needed, since it will depend on business decisions to be made in the future and revenues received from operations, but we expect the amount to be substantial. Funds will be needed to cover operating expenses, marketing and promotional expenses including an extensive marketing campaign in connection with the launch of our service, distribution and subscriber acquisition expenses, programming costs and any further development of the XM Radio system that we may undertake after operations commence. Marketing and distribution expenses are expected to include joint advertising and joint development with and manufacturing subsidies of certain costs of some of our manufacturers and distribution partners. We cannot estimate accurately the total amount of these operational, promotional, subscriber acquisition, joint development and manufacturing costs and expenses, but they are expected to be substantial.

     We will have significant payment obligations after commencement of operations under our distribution agreement with General Motors. We will pay an aggregate of approximately $35 million in the first four years following commencement of commercial service. After that, through 2009, we will have additional fixed annual payments ranging from less than $35 million to approximately $130 million, aggregating approximately $400 million. In order to encourage the broad installation of XM radios, we have agreed to subsidize a portion of the cost of XM radios and to make incentive payments to General Motors when the owners of General Motors vehicles with installed XM radios become subscribers for the XM Radio service. We must also share with General Motors a percentage of the subscription revenue attributable to General Motors vehicles with installed XM radios. This percentage increases until there are more than eight million General Motors vehicles with installed XM radios. This agreement is subject to renegotiation if General Motors does not achieve and maintain specified installation levels, starting with 1.24 million units after four years and thereafter increasing by the lesser of 600,000 units per year and amounts proportionate to our share of the satellite digital radio market. The distribution agreement is described in more detail under the caption "Certain Relationships and Related Party Transactions--Distribution Agreement with General Motors and OnStar."

     We currently expect to satisfy our funding requirements for the period following commencement of commercial operations by selling debt or equity securities and by obtaining loans or other credit lines from banks or other financial institutions. In addition, we plan to raise funds through vendor financing arrangements associated with our terrestrial repeater project. If we are successful in raising additional financing, we anticipate that a significant portion of the financing will consist of debt. We are actively considering possible financings, and because of our substantial capital needs we may consummate one or more financings at any time.



     We may not be able to raise any funds or obtain loans on favorable terms or at all. Our ability to obtain the required financing depends on several factors, including future market conditions; our success or lack of success in developing, implementing and marketing our satellite radio service; our future creditworthiness; and restrictions contained in agreements with our investors or lenders. If we fail to obtain any necessary financing on a timely basis, a number of adverse effects could occur. We could default on our commitments to creditors or others and may have to discontinue operations or seek a purchaser for our business or assets.

Recent Accounting Pronouncement

     In March 2000, the Financial Accounting Standards Board issued FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation ("FIN 44"). FIN 44 further defines the accounting consequences of various modifications to the terms of a previously fixed stock option or award under APB Opinion No. 25, Accounting for Stock Issued to Employees. FIN 44 becomes effective on July 1, 2000, but certain conclusions in FIN 44 cover specific events that occur after either December 15, 1998 or January 12, 2000. In July 1999, the Company repriced 818,339 options and FIN 44 requires that these options be accounted for as variable from July 1, 2000 until the date the award is exercised, is forfeited, or expires unexercised. For those options that have vested as of July 1, 2000, compensation cost is recognized only to the extent that the exercise price exceeds the stock price on July 1, 2000. For those options that have not vested as of July 1, 2000, the portion of the award's intrinsic value measured at July 1, 2000 is recognized over the remaining vesting period. Additional compensation cost is measured for the full amount of any increases in stock price after the effective date and is recognized over the remaining vesting period. Any adjustment to compensation cost for further changes in the stock price after the award vests is recognized immediately. The effects of implementing FIN 44 may require the Company to recognize additional non-cash compensation commencing in the third quarter of 2000.

Quantitative and Qualitative Disclosures About Market Risk

     As of June 30, 2000, we do not have any derivative financial instruments and do not intend to use derivatives. We invest our cash in short-term commercial paper, investment-grade corporate and government obligations and money market funds. Our long-term debt includes a fixed interest rate and the fair market value of the debt is sensitive to changes in interest rates. We run the risk that market rates will decline and the required payments will exceed those based on current market rates. Under our current policies, we do not use interest rate derivative instruments to manage our exposure to interest rate fluctuations. Additionally, we believe that our exposure to interest rate risk is not material to our results of operations.

                                   BUSINESS

Overview

     We seek to become a premier nationwide provider of audio entertainment and information programming. We will transmit our XM Radio service by satellites to vehicle, home and portable radios. We own one of two FCC licenses to provide a satellite digital radio service in the United States. We will offer a wide variety of music, news, talk, sports and other specialty programming on up to 100 distinct channels. We believe that customers will be attracted to our service because of its wide variety of formats, digital quality sound and coast-to-coast coverage.

     We are constructing our satellite system and have contracts with third party programmers, vendors and other partners. Key milestones achieved include the following:

     . $1.1 billion of equity and debt proceeds raised to date, net of expenses and repayment of debt; our strategic and financial investors include General Motors, Clear Channel Communications, DIRECTV, Telcom Ventures, Columbia Capital, Madison Dearborn Partners, American Honda and AEA Investors;

     . Contract with Hughes Space and Communications for construction and in-orbit delivery of two high-powered satellites and a ground spare;

     . Contracts with LCC International for the design of our international repeater network and Hughes Electronics for the design and manufacture of our terrestrial repeaters;

     . Long-term agreement with the OnStar division of General Motors covering the installation and exclusive marketing and distribution of XM Radio service in General Motors vehicles;

     . Contracts with Delphi-Delco Electronics, Sony, Motorola, Pioneer, Alpine, Mitsubishi, Audiovox, Clarion and SHARP to manufacture and distribute XM radios;




     . Agreements with leading specialty programmers, for many of which we will be the exclusive satellite radio platform, covering at least 24 channels, including AsiaOne, Black Entertainment Television (BET), BBC World Service, Bloomberg News Radio, Clear Channel, CNN en Espanol, CNNfn, CNN Sports Illustrated, C-SPAN, DIRECTV, Hispanic Broadcasting Corporation (formerly Heftel), NASCAR, One-on-One Sports, Radio One, Salem Communications, Sporting News, Weather Channel and USA Today;

     . Agreement with Freightliner Corporation to install XM radios in Freightliner trucks; and

     . Agreement with Sirius Radio to develop a unified standard for satellite radios, which will facilitate the ability of consumers to purchase an interoperable radio capable of receiving both our and Sirius Radio's service.

Market Opportunity

     We believe that there is a significant market for our satellite radio service. Market studies show strong demand for radio service, as evidenced by radio listening trends, data relating to sales and distribution of radios and the general growth in radio advertising. In addition, we note that in many markets audio programming choices are limited to mass appeal formats. We believe our national subscription service will complement traditional local radio. Moreover, the success of subscription entertainment services in other media such as cable television and market research further indicate potential for significant consumer demand for satellite radio services.


Radio Listening

     On average, adults listen to the radio 3.2 hours a day, with the amount of radio listening fairly evenly distributed across gender and age groups. The percentage of people listening to radio is also high. Market data show that over 75% of the entire United States population age 12 and older listen to the radio daily, and over 95% listen on a weekly basis (Radio Marketing Guide and Factbook for Advertisers, Radio Advertising Bureau, Fall 1999 to Spring
2000).

     In addition, more people listen to radio than to other comparable audio entertainment formats. The popularity of radio versus these other formats appears particularly strong in the car, where we will be targeting our service initially. An estimated 69% of consumers chose radio as their most listened to format in the car as compared to 15% for cassettes and 9% for CDs (Radio Listening Habits, CEMA 1999).


Radio Sales and Distribution

     A large number of radios are sold in the United States on an annual basis. In 1999, radio manufacturers sold over 29 million car radios, including 17 million original equipment automobile radios and 11 million aftermarket automobile radios, as well as 1.2 million aftermarket automobile CD changers. Original equipment radios are installed in new cars; aftermarket radios are installed in the automobile after purchase. Based on these statistics, each additional one million subscribers would represent less than 3.5% of the new original equipment manufacturer and aftermarket car radios brought to market annually and would generate incremental subscription revenues, at $9.95 per month, of approximately $120 million.


Radio Advertising

     The continued popularity of radio is also reflected in the growth of radio advertising. The Radio Advertising Bureau estimates that radio advertising revenue in 1999 climbed to $17.7 billion, an increase of 15% over 1998. Veronis, Suhler & Associates projects a compound annual increase of 9.7% through 2003. This growth rate exceeds the projected increase in advertising spending for television, newspapers, magazines, yellow pages and outdoor advertising (Communications Industry Forecast, 1999).


Current Limitations on Programming Choice

     Many consumers have access to a limited number of stations and programming formats offered by traditional AM/FM radio. Our service is expected to be attractive to underserved radio listeners who want expanded radio choices.

     Limited Number of Radio Stations. The number of radio stations available to many consumers in their local market is limited in comparison to the up to 100 channels we expect to offer on a nationwide basis. In 1998, there were only 47 AM/FM radio stations as listed by Arbitron broadcasting in New York City, the largest radio market in the United States. In fact, many metropolitan areas outside the largest 50 markets, such as Jacksonville, FL, Louisville, KY, and Oklahoma City, OK, have 30 or fewer AM/FM radio stations as listed by Arbitron (American Radio, Spring 1999 Ratings Report, Duncan's American Radio, 1999).

     We estimate that our coast-to-coast service will reach over 98 million listeners age 12 and over who are beyond the range of the largest 50 markets as measured by Arbitron. Of these listeners, 36 million live beyond the largest 276 markets (Census data and Fall 1999 Market Rankings, The Arbitron Company). In addition, there are 22 million people age 12 and above who receive five or fewer stations (The Satellite Report 1999, C. E. Unterberg, Towbin).

     Limited Programming Formats. We believe that there is significant demand for a satellite radio service that expands the current programming choices available to these potential listeners. Over 52% of all commercial radio stations use one of only three general programming formats--country, adult contemporary and news/talk/sports (Veronis, Schuler & Associates Communications Industry Forecast 1999). Over 71% of all commercial radio stations use one of only five general formats--the same three, plus oldies and religion. The small number of available programming choices means that artists representing niche music formats likely receive little or no airtime in many markets. Radio stations prefer featuring artists they believe appeal to the broadest market. However, according to the Recording Industry Association of America, recorded music sales of niche music formats such as classical, jazz, movie and Broadway soundtracks, new age, children's programming and others comprised up to 21% of total recorded music sales in 1998 (1998 Consumer Profile).


Demand for Subscription Services and Products

     Penetration data relating to cable, satellite television, and premium movie channels suggest that consumers are willing to pay for services that dramatically expand programming choice or enhance quality. As of 1999, over 67% of TV households subscribe to basic cable television at an average monthly cost of $29, and over 11% of TV households subscribe to satellite television at an average monthly cost of $51 (National Cable Television Association website and DBSdish.com website). Also in 1999, according to Paul Kagan Associates, subscribers to cable and satellite services purchased more than 75 million premium channel units, such as HBO, Showtime and Cinemax, for which they paid an extra monthly charge on top of the basic monthly fee.


Demand for Satellite Radio Services

     Several studies have been conducted demonstrating the demand for satellite radio service.

     In June 1999, we commissioned Strategic Marketing And Research Techniques (SMART), a leading market research company and Dr. Frank M. Bass, a leading authority on the diffusion of new products and inventor of the Bass curve, to estimate the demand for satellite radio based on survey data and historical information. SMART surveyed 1,800 people ages 16 and over. The study concluded that as many as 49 million people may subscribe to satellite radio by 2012, assuming a $9.95 monthly subscription fee and a radio price point of $150-$399 depending upon the type of car or home unit chosen. The study also anticipates that satellite radio will grow even faster than DBS.

     In December 1998, we commissioned SMART to conduct a study based on one-on-one interviews with over 1,000 licensed drivers ages 16 to 64 in ten geographically dispersed markets. The study concluded that approximately 50% of aftermarket radio purchases would be for AM/FM/satellite radio units with a single-disc CD player. This assumed a radio price point of $399, a $75 installation fee and a $10 monthly subscription fee for the service. The same study also found that consumers are more likely to buy satellite radio units that offer at least 80 channels.

     In November 1998, we commissioned Yankelovich Partners to gauge consumer interest in satellite radio. This involved surveying 1,000 people via telephone and correlating the results with the Yankelovich MONITOR study, which is the longest standing tracking study of consumer values and attitudes in the United States. The study indicated that 18% of people age 16 and older were "definitely" or "probably" willing to pay $9.99 per month to receive satellite radio and an additional $150 for a satellite radio when buying a new car.

The XM Radio Service

     We are designing the XM Radio service to address the tastes of each of our targeted market segments through a combination of niche and broad appeal programming. We believe that our distinctive approach to programming, combined with digital quality sound and virtually seamless signal coverage throughout the continental United States, will position us to become the leading provider of the next generation in radio.

We Will Differentiate XM Radio from Traditional AM/FM Radio

     Local radio stations, even those which are part of national networks, focus on maximizing listener share within local markets. This limits the types of programming they can profitably provide to mass appeal formats. In contrast, our nationwide reach and ability to provide up to 100 channels in each radio market will allow us to aggregate listeners from markets across the country, expanding the types of programming we can provide. The following chart indicates differences between XM Radio and traditional AM/FM radio.

                                                   XM Radio                     Traditional AM/FM Radio
Convenience: go anywhere              Virtually seamless signal coverage   Local area coverage
  capability                          in the United States

Choice: wide variety/number of        Up to 100 channels with a wide       Limited formats in many markets
  stations                            variety of programming

Improved audio quality                Digital quality sound                Analog AM/FM quality sound

Fewer commercials                     Average 6-7 minutes per hour;        Average 13-17 minutes per hour
                                      some channels commercial free

More information about music          Text display with title/name of      No visual display
                                      song/artist

     We plan to further differentiate XM Radio from traditional AM/FM radio in the following ways.

     Provide music formats unavailable in many markets. XM Radio will offer many music formats that are popular but currently unavailable in many markets. More than 52% of all commercial radio stations in markets measured by Arbitron use one of only three programming formats: country; adult contemporary; or news/talk/sports. There are many types of music with significant popularity, as measured by recorded music sales and concert revenues, that are unavailable in many traditional AM/FM radio markets. Such music could include classical recordings or popular blues and rap music that have retail appeal but are not commonly played on traditional AM/FM radio. This music also includes special recordings such as the Irish dance soundtrack "Riverdance" and the "Three Tenors" concerts which generate millions of CD sales, yet are not typically played on today's AM/FM stations. Additionally, heavy metal and dance are two of the more popular musical styles not currently broadcast in many small and medium sized markets. Even major markets do not always offer a full complement of formats.

     Superserve popular music formats. We will be able to offer more specific programming choices than traditional AM/FM radio generally offers for even the most popular listening formats. For example, on traditional AM/FM radio oldies music is often generalized on a single format. We will be able to segment this category by offering several dedicated, era-specific formats. We also plan to offer up to six dedicated channels with urban formats and four distinct country music formats.

     Use more extensive playlists. Traditional AM/FM radio stations frequently use limited playlists that focus on artists and specific music that target the largest audience. With our large channel capacity and focus on specific formats, we have the ability to provide more variety to attract listeners dissatisfied with repetitive and/or limited playlist selection offered by traditional radio.

     Deliver a wide range of ethnic and informational programming. We will provide a variety of formats that target specific ethnic and special interest groups who are rarely served by traditional AM/FM radio. We believe by using our national platform to aggregate geographically disparate groups through affinity programming, we will provide advertisers a valuable way to market products and services to these groups by advertising on our affinity channels.

     Develop promotional opportunities with record companies, recording artists and radio personalities. Because of our nationwide coverage and resulting economies of scale, we will be able to deliver a variety of national promotions and events that would not be cost effective or efficient on a market-by-market basis through traditional AM/FM radio distribution. Also, we will seek to hire and develop high profile talk and disc jockey talent capable of becoming the next generation of national radio stars with an influence on radio similar to the impact that the new breed of cable TV talk hosts have had on the television industry.

     Respond quickly when major music and cultural events occur. XM Radio programmers will respond quickly to changing musical tastes, seasonal music and emerging popular cultural events, such as Bruce Springsteen and Ricky Martin tours, by providing listeners with extensive coverage utilizing our large channel capacity.

     Take advantage of digital's higher quality signal. There are several music formats that have strong demand but have been relegated to AM stations with weaker signals due to lack of available FM frequencies. Such AM formats include traditional country music, big band/nostalgia and gospel formats that we will be able to deliver with superior sound quality.

     Focus on special demands of mobile listeners. A significant percentage of radio listeners, such as truckers, routinely travel through two or more radio markets on a frequent basis. According to the U.S. Department of Transportation, there were over three million truckers in the United States in 1997. We believe these listeners will be attracted to a radio service with national coast-to-coast coverage. We are seeking to specifically identify and target the listening demands of this audience.

     Availability of commercial-free and limited-advertising channels. We believe that a significant portion of the listening market would pay to subscribe to a radio service that provided commercial-free channels and channels with reduced advertising, as demonstrated by the appeal of limited periods of non-stop music used by some traditional AM/FM stations. Therefore, we plan to target this audience with a number of commercial-free music channels covering popular music formats. In addition, we expect that our limited-advertising channels will carry less than half the advertising spots of typical AM/FM stations.

     Use cross-promotion capability to market XM Radio. We will dedicate a percentage of our advertising inventory across our channels to promote specific programming and brand loyalty. AM/FM radio stations traditionally promote on a single channel basis to build awareness.

Representative XM Radio Channel List

     The following table is a list of representative channels we may offer. Channels in italics represent contractual commitments with content providers.


                      Representative Channels of XM Radio

ROCK MUSIC                               INFORMATION                                 Corp.)
---------------                          -----------                                 Caribbean (Hispanic Broadcasting Corp.)
Classic Rock                             All News (USA Today)                        Regional Mexican (Hispanic Broadcasting Corp.)
Classic Hard Rock                        All News (Bloomberg)                        Rock en Espanol (Hispanic Broadcasting Corp.)
New Hard Rock                            Public Affairs (C-SPAN)                     Hispanic Ballads (Hispanic Broadcasting Corp.)
New Alternative                          Financial News (CNN fn)                     Hispanic News (CNN en Espanol)
Classic Alternative                      News/Information (BBC World Service)        OLDIES MUSIC
Soft Rock                                Home & Garden                               ------------
ECLECTIC MUSIC                           Love/Relationship Line                      40's Oldies
---------------                          Farm/Rural                                  50's Oldies
Contemporary Christian (Salem)           Health/Fitness                              60's Oldies
Traditional Christian (Salem)            Comedy                                      70's Oldies
Blues                                    Audio Books                                 80's Oldies
Traditional Jazz                         Consumer Classified                         90's Oldies
Reggae/Island                            Soap Operas                                 Love Songs
World Music                              For Truckers Only                           TALK
American Folk                            Movie Soundtrack Channel                    ----
Pop Classical                            Relationship Classified (-18)               African American Talk (BET/Radio One)
Traditional Classical                    Relationship Classified (19-30)             Asian/Indian Talk (AsiaOne)
Modern Jazz                              Relationship Classified (31-50)             Christian/Family Talk (Salem)
Progressive/Fusion                       Relationship Classified (51+)               Mandarin Talk (AsiaOne)
POP MUSIC                                Lifestyles                                  Conservative Talk
---------                                Celebrity Gossip                            Liberal Talk
Top 20 Contemporary Hits                 Entertainment News                          Senior Citizen Talk
Disco/Dance                              Game Show/Contest                           Rock Talk
Broadway Show Tunes                      URBAN MUSIC                                 Hispanic Talk
Modern Adult Contemporary                -----------                                 Teen Talk
Classic Vocalists                        Hip Hop/Rap (BET/Radio One)                 CHILDREN'S MUSIC
All Request Contemporary Hits            Urban Dance Mix (Radio One)                 ----------------
SPORTS                                   Classic Soul (BET/Radio One)                Pre-School
------                                   Gospel (BET/Radio One)                      Grade School/pre-teen
Sports Headlines (CNN/Sports)            Adult Urban (BET/Radio One)
Sports Talk (One-On-One                  Top 20 Urban                                SPECIAL/EVENTS
Sports, Sporting News)                   ENVIRONMENTAL MUSIC                         --------------
Sportsman Channel                        -------------------                         Reserved Channels
Automotive (NASCAR)                      Soft Jazz
COUNTRY MUSIC                            New Age
-------------                            Electronic
Mainstream Country                       Environmental (Earth Sounds)
Classic Country                          Beautiful Instrumentals
Bluegrass/Traditional Country            HISPANIC
All Request Country                      --------
                                         Tejano (Hispanic Broadcasting

 Key Elements of Our Business

     We have developed a business strategy to become a premier nationwide provider of audio entertainment and information programming in the vehicle, home and portable markets. Our strategy includes the following elements.


Programming

     We believe that the quality and diversity of our programming will be a key driver of consumer interest in our service. To that end, we have developed a unique programming strategy that offers consumers

     . Original music and information channels created by XM Originals, our in-house programming unit;

     .    Channels created by well-known providers of brand name programming;
          and

     .    The availability of commercial-free and advertiser-supported channels.

     XM Originals. Through a programming unit in XM Radio called "XM
Originals", we will create a significant number of original channel formats with content focusing on popular music such as oldies, rock and country, and on new and innovative formats, including jazz, blues, reggae and pop classical. These formats will include artists with strong music sales and concert revenue who do not get significant airplay on traditional AM/FM radio stations. We also intend to brand individual channels creating a specific station personality and image using compelling on-air talent and other techniques to attract listeners in our target market segments. We have hired a team of programming professionals with a proven track record of introducing new radio formats and building local and national listenership.

     Brand Name Programming Partners. We intend to complement our original programming with a variety of unique and diverse content provided to us by brand name programming providers. We have signed contracts representing at least 24 channels with numerous well-known specialty and niche programmers that will provide brand name content for XM Radio. These companies include:

     Media                                   Radio
     -----                                   -----
     -- Bloomberg News Radio                 -- Hispanic Broadcasting
                                                Corporation (formerly Heftel)
     -- USA Today                            -- Clear Channel Communications
     -- CNNfn                                -- Radio One
     -- CNN en Espanol                       -- Salem Communications
     -- CNN Sports Illustrated               -- AsiaOne
     -- C-SPAN Radio                         -- One-On-One Sports
     -- Black Entertainment Television       -- BBC World Service
     -- DIRECTV                              -- NASCAR
     -- Weather Channel
     -- Sporting News

     Availability of Commercial-Free and Limited-Advertising Channels. We will provide a number of commercial-free music channels covering popular music formats. In addition, our limited-advertising channels will carry less than half the advertising of a typical AM/FM radio station. We expect the diversity of our programming line-up will appeal to a large audience, including urban and rural listeners of all ages, ethnicities, economic groups and specialty interests. We expect to tailor our programming and marketing to appeal to specific groups within those audiences that research has shown are most likely to subscribe to our satellite radio service. Initially, we plan to concentrate our programming efforts on listeners who are most receptive to innovative entertainment services, so-called early adopters, and new car buyers. According to our research, 16-34 years old adults will compose a high percentage of our early adopters; we will therefore focus a significant portion of our programming and marketing efforts to appeal to them. In addition, we will develop programming and marketing specifically to appeal to other market segments such as baby boomers who are 35-53 years old, seniors who are 54 years old and older, African-Americans, Asian-Americans and Hispanics.

     Future Content Arrangements. Under our agreement with Sirius Radio, all new arrangements with providers of programming or content, including celebrity talent, must be non-exclusive and may not reward any provider for not providing content to the other party.


 Marketing and Distribution

     Our marketing strategy will be designed to build awareness and demand among potential subscribers in our target markets and the advertising community. In addition, we expect to work closely with radio and automotive manufacturers and retail distributors to promote rapid market penetration.

Establish Broad Distribution Channels for XM Radios

     We plan to market our satellite radio service through several distribution channels including national electronics retailers, car audio dealers, mass retailers and automotive manufacturers. In addition, we will support our distribution channels by building awareness of XM Radio with a substantial introductory launch campaign, including national and local advertising.

     Exclusive Distribution Agreement with General Motors. We have an agreement with the OnStar division of General Motors whereby, for a 12-year period, General Motors will exclusively distribute and market the XM Radio service and install XM radios in General Motors vehicles beginning in 2001. General Motors sold over 4.9 million automobiles in 1999, which represented more than 29% of the United States automobile market. Under the agreement, we have substantial payment obligations to General Motors, including among others, certain guaranteed, annual, fixed payment obligations. While we have discussed with General Motors certain installation projections, General Motors is not required to meet any minimum targets for installing XM radios in General Motors vehicles. In addition, certain of the payments to be made by us under this agreement will not be directly related to the number of XM radios installed in General Motors vehicles. Our contract with General Motors is described in more detail under the caption "Certain Relationships and Related Party Transactions--Distribution Agreement with General Motors and OnStar." We are currently in discussions with other car manufacturers regarding additional distribution agreements.

     Distribution through Radio Manufacturers. We have signed contracts with Delphi-Delco, Motorola, Pioneer, Alpine, Mitsubishi and Clarion for the development, manufacture and distribution of XM radios for use in cars and a contract with Sony Electronics to design, manufacture and market XM radios for the portable, home, aftermarket and original equipment manufacture car stereo markets. One of these manufacturers, Delco Electronics Corporation, a subsidiary of Delphi Automotive Systems, is the leading original equipment manufacturer of radios for the automobile industry, producing more than 33% of car radios manufactured for installation in new automobiles in the United States in 1997. Delphi-Delco is also the leading manufacturer of car radios sold in General Motors vehicles and has signed a contract to build our radios for General Motors. Sony is the leader in sales of portable CD players by a large margin and one of the top three sellers of shelf systems. Sony has agreed to assist with marketing XM Radios and has agreed to incentive arrangements that condition its compensation on use of XM Radios manufactured by Sony or containing Sony hardware. Motorola is a leading supplier of integrated electronics systems to automobile manufacturers. Mitsubishi Electric Automotive America, together with its parent corporation, Mitsubishi Electric Corp., is the largest Japanese manufacturer of factory-installed car radios in the United States. Clarion is a leader in the car audio and mobile electronics industry. Two of our other manufacturers, Pioneer Electronics Corporation and Alpine Electronics, together sold over 31% of aftermarket car radios sold in the United States in 1999. We have also signed a contract with SHARP to manufacture and distribute XM radios for home and portable use. We are pursuing additional agreements for the manufacture and distribution of XM radios, subject to contract limitations on the number of manufacturer distributors during the early years of service. We also plan to meet with automobile dealers to educate them about XM Radio and develop sales and promotional campaigns to promote XM radios to new car buyers.

     These leading radio manufacturers have strong retail and dealer distribution networks in the United States. We expect to have access to the distribution channels and direct sales relationships of these distributors, including national electronics retailers, car audio dealers and mass retailers.

     We do not intend to manufacture or hold inventory of XM radios. Radio distribution likely would be handled by fulfillment centers, which hold inventory for the radio manufacturers and ship products directly to listeners at the manufacturers' request.

     Rural Market Distribution/Alternative Distribution. We intend to market our satellite radio service in rural counties, using distribution channels similar to satellite television, to penetrate rural households not served by traditional electronic retailers. In addition, we plan to pursue alternative distribution opportunities such as catalog/direct marketing, the Internet and marketing through affinity groups.

     Future Distribution Arrangements. We have signed an agreement with Sirius Radio to develop a unified standard for satellite radios to facilitate the ability of consumers to purchase one radio capable of receiving both our and Sirius Radio's services. Both companies expect to work with their automobile and radio manufacturing partners to integrate the new standard. Future agreements with automakers and radio manufactures will specify the unified satellite radio standard. Furthermore, future agreements with retail and automotive distribution partners and content providers will be on a non-exclusive basis and may not reward any distribution partner for not distributing the satellite radio system of the other party.

     In addition, we have signed an agreement with Freightliner Corporation to install XM radios in Freightliner trucks.

Maximize Revenue Through Dual Sources

     As with other subscription-based entertainment media such as cable television, we expect to generate revenue by charging a monthly subscription fee and selling limited advertising time. We will earn all of the revenue from advertising on our own programming and a portion of the revenues from advertising on third party programming. XM Radio offers a new national radio platform for advertisers that solves many of the problems associated with buying radio advertising nationally on a spot or syndicated basis. We believe the attractiveness of one-stop national radio advertising buys will provide a significant source of income as our subscriber base grows.


Subscriber Development and Expansion

     We expect to promote XM Radio as a national brand name with an exciting image. Several months prior to service commencement, we will launch an advertising campaign in several United States markets to test and generate early feedback on the product offerings and stimulate early demand. Promotional activities currently under consideration include distributing sample programming at retail outlets, concert venues and on the Internet to generate initial interest. For instance, we have entered into an agreement with SFX Entertainment to be the exclusive satellite radio advertiser at live concerts and sporting events presented by, and live entertainment venues managed by, SFX.

     Although XM Radio will be available nationwide upon commencement of operations, we will initially concentrate promotional activities in several key markets and rapidly expand to other large markets. This phased roll-out strategy, similar to that employed by consumer electronics manufacturers and special services such as DIRECTV and Web TV, will enable us to refine our launch implementation throughout the roll-out period. The advertising will consist of both branding and promotion efforts for XM Radio, as well as separate campaigns to promote and brand individual channels. Initially, we will focus marketing efforts on the various channels targeting young adults, who we believe are more likely to drive early penetration. We also expect to benefit from free local media coverage as XM Radio is first offered in each new market.

     XM Radio will promote subscriber acquisition activities with both original equipment and aftermarket radio manufacturers. This might include

     . promotional campaigns directed towards automobile manufacturers and dealers;

     . promotional campaigns for free months of service with purchase of an XM radio or free installations for aftermarket car radios;

     .  incentive programs for retailer sales forces;

     . in-store promotional campaigns, including displays located in electronics, music and other retail stores, rental car agencies and automobile dealerships; and

     .  jointly funded local advertising campaigns with retailers.


Advertiser Development and Acquisition

     Our ability to aggregate various local niche market segments into national audiences will be attractive to national advertisers and agencies. We have held extensive meetings with media directors, planners and buyers at advertising and media buying agencies to develop advertiser awareness of the benefits of satellite radio. We expect to have advertising sales offices in seven major media markets to sell directly to advertising agencies and media buying groups and have engaged Premiere Radio Networks to be our advertising sales representative. We will also work with ratings agencies in our advertising-supported business. Statistical Research, Inc., which produces Radar reports, has agreed to work with us to develop other ratings methodologies for satellite radio.

     During our early years of service, we do not expect to have a listener base sufficient to attract substantial national advertising dollars on individual channels at competitive rates. Thus, we plan initially to attract national advertisers and agencies with the following kinds of incentives.

     Charter Advertising Agreements. We have contracts with several advertisers, advertising agencies and media buying companies offering charter advertising packages at reduced rates for a limited time. Each charter advertiser will purchase a minimum amount of advertising from us during the period that the reduced rates are in effect. We intend to sign additional contracts on similar terms.

     Foreign Language Advertising. We and our programmers plan to offer foreign language advertising on specific foreign language-based channels. Several major national advertisers have expressed strong interest in the ability to advertise to these hard-to-reach customer segments.


 The XM Radio System

     We are designing our system to provide satellite radio to the continental United States and coastal waters using radio frequencies allocated by the FCC for satellite radio. These radio frequencies are within a range of frequencies called the S-Band. The XM Radio system will be capable of providing high quality satellite services to XM radios in automobiles, trucks, recreation vehicles and pleasure craft, as well as to fixed or portable XM radios in the home, office or other fixed locations. The XM Radio system design uses a network consisting of an uplink facility, two high-power satellites and, where necessary, ground-based repeaters to provide digital audio service to XM radios.





Space Segment

     Satellite Construction. Under our satellite contract with Hughes Space and Communications, Hughes is building and will launch two HS 702 high-power satellites for the XM Radio system. Hughes Space and Communications is also building one ground spare satellite, to be available in the event of a failed launch of any satellite or to accommodate our satellite system growth.

     The HS 702 is the highest powered commercial communications satellite currently available. The first HS 702 satellite was successfully launched in the fourth quarter of 1999 and a total of three HS 702 satellites are currently scheduled for launch before the launch of our satellites. Our satellites are currently in systems testing. Both communications payloads, provided by Alcatel, have been completed and integrated into the spacecraft bus. The communications payload electronics are designed to make best use of technologies that have already been developed or used in previous satellite programs. The design includes significant redundancy and protective measures to prevent loss of service.

     Hughes Space and Communications has also contracted to provide us with launch and operations support services, equipment and software. Under our contract, Hughes must deliver the first satellite no later than December 31, 2000 and the second satellite no later than April 11, 2001.

     Satellite Transmission. We anticipate that our two satellites will be deployed at 85 West Longitude and 115 West Longitude. After reaching their designated orbital location, the satellites will receive audio signals from our programming center and retransmit the signals across the continental United States. The satellites will be 30 apart in longitude in order to enhance the probability of clear line-of-sight communication between the satellites and XM mobile radios.

     The transmission coverage areas, or footprints, of our satellites encompass the 48 contiguous states and nearby coastal waters. We have tailored these footprints to provide nearly uniform availability over the United States and to minimize transmission spillage across the United States borders into Canada and Mexico. However, because coverage does extend to the Gulf of Mexico, the California coast and the Atlantic coast, we also expect to be able to provide XM Radio to the cruise ships, cargo vessels and leisure boats which frequent these waters.

     Our satellites will transmit audio programming within a 12.5 MHz range of S-Band radio frequencies that have been allocated by the FCC for our exclusive use. Megahertz is a unit of measurement of frequency. This 12.5 MHz bandwidth will be subdivided to carry the transmission of six signals, two signals to be transmitted from each of our two satellites and two signals to be transmitted by the terrestrial repeater network. The audio programming for XM Radio will be carried on two satellite signals, and the remaining two satellite signals and the terrestrial repeater signals will repeat the audio programming to enhance overall signal reception. The transmission of higher quality sound requires the use of more kilobits per second than the transmission of lesser quality sound. In order to provide high-quality digital sound, we expect that music channels will require approximately 56 to 64 kilobits per second, depending on the type of compression technology used, whereas talk channels will require significantly less band width. We expect to use our allocated bandwidth in such a way as to provide up to 100 channels of programming, with our music channels having a high bandwidth allocation so as to provide high-quality digital sound.

     Launch Services. Hughes Space and Communications has signed an agreement with Sea Launch Limited Partnership, a joint venture in which Boeing Commercial Space Company has a controlling 40% interest, to provide the launch services for our satellites. The Sea Launch vehicle uses a new rocket called the Zenit-3SL, which is based on a two-stage rocket called the Zenit-2, plus a stage which is the upper stage of a Russian-developed rocket called the Proton rocket.

     Sea Launch has developed a new launch system to launch rockets from an ocean-based platform. Sea Launch will perform all rocket and satellite processing at the Sea Launch home port in Long Beach, California. Sea Launch will move the platform to its launch position in the South Pacific Ocean near the equator, where the satellites can be launched more efficiently by avoiding the requirement to conduct an orbital plane change. In March 1999, Sea Launch successfully launched a rocket carrying an inert payload into geo-stationary orbit. Sea Launch also successfully launched its first commercial satellite, DIRECTV-1R, in October 1999. Three of the four launches from the Sea Launch platform have been successful, including the most recent launch on July 28, 2000. Our first satellite is scheduled for launch in late 2000. As of June 30, 2000, Sea Launch had contracts for an additional 19 launches.


     Insurance. We bear the risk of loss for each of the satellites from the time of launch, subject to exceptions set forth in our agreement with Hughes Space and Communications, and we intend to obtain insurance to cover that risk. We intend to purchase launch and in-orbit insurance policies from global space insurance underwriters. The launch insurance premiums for both satellites are expected to cost us approximately $50 million. We cannot predict the status of the insurance market near the time of launch, which is the customary time for purchasing satellite insurance. We expect that the policies we obtain will indemnify us for a total, constructive total or partial loss of either of the satellites that occurs from the time of launch through each satellite's expected lifetime. We intend to obtain coverage which will exceed all hardware, insurance and launch service costs related to the in-orbit replacement of a lost satellite. However, any insurance we may obtain will not protect us from the adverse effect on our business operations due to the loss of a satellite. We expect that these policies will contain standard commercial satellite insurance provisions, including standard coverage exclusions.

Ground Segment

     Satellite Control. Each of our satellites will be monitored by a telemetry, tracking and control station, and both satellites will be controlled by a satellite control station. Each of the stations will have a backup station. We have a contract with an experienced satellite operator to perform the telemetry, tracking and control functions.

     Programming and Business Center. Programming from both our studios and external sources will be sent to our programming center, which will package and retransmit signals to our satellites through the uplink station. Financial services and certain administrative support will be carried on at our business center. Communications traffic between the various XM Radio facilities will be controlled by the network monitoring center. The network monitoring center will monitor satellite signals and the terrestrial repeater network to ensure that the XM Radio system is operating properly. We plan to design and install fault detection systems to detect various system failures before they cause significant damage.

     Terrestrial Repeaters. We are installing a terrestrial repeater system to supplement the coverage of our satellites. Terrestrial repeaters are ground-based electronics equipment which receive and re-transmit the satellite signals. We have signed a contract with LCC International, a wireless service site planner, for the design and deployment of our terrestrial repeater network. LCC International has completed initial site planning. The contract with LCC International is described in more detail under the caption "Certain Relationships and Related Party Transactions--Engineering Contract with LCC International." We have entered into a contract with Hughes Electronics Corporation for the design, development and manufacture of the terrestrial repeaters. The contract is described in greater detail under the caption "Certain Relationships and Related Party Transactions--Contracts with Hughes."

     In some areas, satellite signals may be subject to blockages from tall buildings and other obstructions. Due to the satellites' longitudinal separation, in most circumstances where reception is obscured from one satellite, XM Radio will still be available from the other satellite. In some urban areas with a high concentration of tall buildings, however, line-of-sight obstructions to both satellites may be more frequent. In such areas, we will install terrestrial repeaters to facilitate signal reception. We will install terrestrial repeaters on rooftops and existing tower structures where they will receive the satellite signals, amplify them and retransmit them at a significantly higher signal strength than is possible directly from the satellites. Before we may install many of our planned terrestrial repeaters, we must obtain roof rights in suitable locations and on acceptable terms. We do not expect this to present a serious problem to our construction of a terrestrial repeater network.

     The high power levels and proprietary signal design of the terrestrial signals may allow XM radios to receive signals when a terrestrial repeater is not in view, including within buildings and other structures which can be penetrated by the terrestrial repeater signal. In some indoor locations which cannot receive the repeater signal, users will need to use small externally mounted antennas that will receive the signal from one of the two satellites.

     We have contracted to purchase 1,550 terrestrial repeaters and may install as many as 1,700 terrestrial repeaters to cover urban areas in approximately 70 markets. We expect that this system will commence operation by the second quarter of 2001. We estimate that the largest urban markets may require in excess of 100 repeaters, while smaller cities with fewer tall buildings may require as few as one to three repeaters. We also intend to use additional small repeaters in areas such as tunnels, where reception would otherwise be severely restricted. Our placement of terrestrial repeaters will be guided by a newly developed radio frequency analysis technique which, employing technology similar to that used in certain cellular telephone systems, analyzes the satellite footprint to discover areas likely to have impaired reception of XM Radio.

     We expect to benefit from the expertise gained by Motient with its ARDIS terrestrial two-way data network consisting of approximately 1,700 base stations sites serving cities throughout the United States. We may use a portion of these sites in our system.

     XM Radios. We will transmit XM Radio throughout the continental United States to vehicle, portable, home and plug and play radios. Our radios will be capable of receiving both XM Radio and traditional AM/FM stations. We believe prototypes will be available by December 2000, and radios will be commercially available by commencement of commercial operations.

     We have signed a contract with STMicroelectronics to design and produce chips which will decode the XM Radio signal. Additionally, some of the design elements in the chipsets currently being made for the WorldSpace International system, which operates in a different frequency band, will be integrated into our chipsets. Lucent Digital Radio has agreed to provide coding technology for our audio signals.

     Delphi-Delco, Motorola, Pioneer, Alpine, Mitsubishi, Audiovox and Clarion have signed contracts with us to develop, manufacture and distribute XM radios which can be used in the car, and we have signed a contract with Sony Electronics to design, manufacture and market XM radios for the portable, home, aftermarket and original equipment manufacture car stereo markets. We have also signed a contract with SHARP to manufacture XM radios for home and portable use.

     Unified Standard for Satellite Radio. On February 16, 2000, we signed an agreement with Sirius Radio to develop a unified standard for satellite radios to facilitate the ability of consumers to purchase one radio capable of receiving both our and Sirius Radio's services. The technology relating to this unified standard will be jointly developed, funded and owned by the two companies. In addition, we will work together with Sirius Radio to proliferate the new standard by creating a service mark for satellite radio. This unified standard is intended to meet FCC rules that require interoperability with both licensed satellite radio systems.

     As part of the agreements, each company has licensed to the other its intellectual property relating to its system; the value of this license will be considered part of each company's contribution toward the joint development. In addition, each company has agreed to license its non-core technology, including non-essential features of its system, to the other at commercially reasonable rates. In connection with this agreement, the pending patent litigation against XM Radio has been resolved.

     We anticipate that it will take several years to develop radios capable of receiving both services. At the commercial launch of our service, we anticipate that our consumers will be able to purchase radios only capable of receiving our service.

     Both companies expect to work with their automobile and radio manufacturing partners to integrate the new standard. Future agreements with automakers and radio manufacturers will specify the unified satellite radio standard. Furthermore, future agreements with retail and automotive distribution partners and content providers will be on a non-exclusive basis.

     We and Sirius Radio have also agreed to negotiate in good faith to provide service to each other's subscribers in the event of a catastrophic failure of the XM Radio system or the Sirius Radio system.


Competition

     We expect to face competition for both listeners and advertising dollars.


Sirius Satellite Radio

     Our direct competitor in satellite radio service is likely to be Sirius Radio, the only other FCC licensee for satellite radio service in the United States. Since October 1997, Sirius Radio's common stock has traded on the Nasdaq National Market. Sirius Radio plans to deploy three satellites in a North American elliptical orbit and a network of terrestrial repeaters. Sirius Satellite Radio has announced in recent SEC filings that it has arrangements for the construction, implementation and distribution of its service and that it expects to begin receiving revenue from operations in early 2001, which is slightly ahead of our planned commencement of commercial operations in the second quarter of 2001.


Traditional AM/FM Radio

     Our competition will also include traditional AM/FM radio. Unlike XM Radio, traditional AM/FM radio already has a well established market for its services and generally offers free broadcast reception paid for by commercial advertising rather than by a subscription fee. Also, many radio stations offer information programming of a local nature, such as traffic and weather reports, which XM Radio initially will be unable to offer as effectively as local radio, or at all. The AM/FM radio broadcasting industry is highly competitive. Radio stations compete for listeners and advertising revenues directly with other radio stations within their markets on the basis of a variety of factors, including

     .   program content;

     .   on-air talent;

     .   transmitter power;

     .   source frequency;

     .   audience characteristics;

     .   local program acceptance; and

     .   the number and characteristics of other radio stations in the market.

     Currently, traditional AM/FM radio stations broadcast by means of analog signals, not digital transmission. We believe, however, that in the future traditional AM/FM radio broadcasters may be able to transmit digitally into the bandwidth occupied by current AM/FM stations.


Internet Radio

     There are a growing number of Internet radio broadcasts which provide listeners with radio programming from around the country and the world. Internet radio can be heard through a personal computer equipped with a modem, sound card and speakers. Announcements have been made about plans by one or more companies to deliver Internet radio to cars or portable radios using satellites. Although we believe that the current sound quality of Internet radio is below standard and may vary depending on factors such as network traffic, which can distort or interrupt the broadcast, we expect that improvements from higher bandwidths, faster modems and wider programming selection may make Internet radio a more significant competitor in the future.

     There are a number of Internet-based audio formats in existence or in development which could compete directly with XM Radio. For example, Internet users with the appropriate hardware and software can download sound files for free or for a nominal charge and play them from their personal computers or from specialized portable players. In addition, prominent members of the music and computer industry have supported an initiative known as the Secure Digital Music Initiative to become a standard for fee-based electronic distribution of copyrighted sound recordings. Although presently available formats have drawbacks such as hardware requirements and download bandwidth constraints, which we believe would make XM Radio a more attractive option to consumers, Internet-based audio formats may become increasingly competitive as quality improves and costs are reduced.


Direct Broadcast Satellite and Cable Audio

     A number of companies provide specialized audio service through either direct broadcast satellite and cable audio systems. These services are targeted to fixed locations, mostly in-home. The radio service offered by direct broadcast satellite and cable audio is generally an add-on service to the higher priced video service.

Regulatory Matters

     XM Radio and Sirius Radio received licenses from the FCC in October 1997 to construct and operate satellite radio service. The FCC has allocated 25 MHz for the new service in a range of radio frequencies known as the S-Band.

     As an owner of one of two FCC licenses to operate a commercial satellite radio service in the United States, we will continue to be subject to regulatory oversight by the FCC. Our development, implementation and eventual operation of our system will be subject to significant regulation by the FCC under authority granted under the Communications Act and related federal law. Non-compliance by us with FCC rules and regulations could result in fines, additional license conditions, license revocation or other detrimental FCC actions. Any of these FCC actions may harm our business. There is no guarantee that the rules and regulations of the FCC will continue to support our business plan.

     One of the two losing bidders in the satellite radio license auction filed an application for review of the order granting our FCC license, but the challenge was denied. The losing bidder is seeking review by the FCC. The losing bidder has argued that WorldSpace had effectively taken control of us without FCC approval and that WorldSpace has circumvented the FCC's application cut-off procedures. WorldSpace is no longer a stockholder in Holdings. We have opposed this appeal and have denied the allegations contained in the challenge. The FCC's order granting our license remains in effect during the pendency of the application for review. Although we believe that the award of the license to us will continue to be upheld, we cannot predict the ultimate outcome of this challenge. If this challenge is successful, the FCC could take a range of actions, any of which could harm our ability to proceed with our planned satellite radio service.

     We have filed applications with the FCC for approval of a transfer of control of our DARS license and other FCC licenses from Motient Corporation to a diffuse group of owners, none of whom will have a controlling interest. The opportunity for objections from interested parties has not yet passed.

     Our license, which is held by a subsidiary wholly owned by XM, has a term of eight years from commencement of XM's operations and may be renewed. The FCC requires the satellite radio licensees, including us, to adhere to certain milestones in the development of their systems, including a requirement that the licensees begin full operation by October 2003.

     Our FCC license requires us to meet the following milestones:

Deadline           Milestone                                         Status
--------           ---------                                         ------
October 1998       Complete contracting for first satellite          Completed March 1998
October 1999       Complete contracting for second satellite         Completed March 1998
October 2001       Begin in-orbit operation of at least one          Expected Fourth Quarter 2000
                   satellite
October 2003       Begin full operation of the XM Radio system       Expected Second Quarter 2001

     While we have already fulfilled the first two milestones, we may not meet the remaining two milestones, in part because we depend on third parties to build and launch our satellites. If we fail to meet these milestones, the FCC could take a range of actions, any of which may harm our business.

     For business and technical reasons, we have decided to modify certain aspects of the satellite radio system described in our May 1997 amended application to the FCC. Specifically, we intend to

     .    increase the satellites' transmission power;

     .    eliminate coverage of Alaska and Hawaii; and

     . change the total number of signals carried by the satellites and terrestrial repeaters.

     We will subdivide our 12.5 MHz of allocated bandwidth to carry six signals instead of five as previously stated in our FCC application. Two signals will be transmitted by each of the two satellites, and two signals will be transmitted by our terrestrial repeaters. We plan to request that the FCC allow us to modify the XM Radio system to incorporate these changes. While the FCC regularly approves modifications to commercial licenses, it may not approve our request.

     The FCC has indicated that it may in the future impose public service obligations, such as channel set-asides for educational programming, on satellite radio licensees.

     The FCC's rules require interoperability with all licensed satellite radio systems that are operational or under construction. The FCC conditioned our license on certification by us that our final receiver design is interoperable with the final receiver design of the other licensee, Sirius Radio, which plans to use a different transmission technology than we plan to use. Because of uncertainty regarding the design of Sirius Radio's systems, we may face difficulties initially in meeting this interoperability requirement. We have signed an agreement with Sirius Radio to develop a unified standard for satellite radios, but we anticipate that it will take several years to develop the technologies necessary for radios that will be capable of receiving both our service and Sirius Radio's service. Accordingly, we may not be able to meet the FCC's interoperability requirements by the time we launch our commercial operations and may need to obtain an extension of time or modification of this requirement from the FCC. Furthermore, complying with the interoperability requirement could make the radios more difficult and costly to manufacture.

     The FCC is currently conducting a rulemaking proceeding to establish rules for terrestrial repeater transmitters, which we plan to deploy to fill in gaps in satellite coverage. The FCC has proposed to permit us to deploy these facilities. Specifically, the FCC has proposed a form of blanket licensing for terrestrial repeaters and service rules which would prohibit satellite radio licensees from using terrestrial repeating transmitters to originate local programming or transmit signals other than those received from the satellite radio satellites. Various parties, including the National Association of Broadcasters, have asked the FCC to

     . delay consideration of terrestrial repeater rules until XM Radio and Sirius Radio provide additional information regarding planned terrestrial repeaters;

     .    require individual licensing of each terrestrial repeater;

     .    limit the number of repeaters that may be deployed; and

     . impose a waiting period on the use of repeaters in order to determine if signal reception problems can be resolved through other means.

     Our plans to deploy terrestrial repeaters in our system may be impacted, possibly materially, by whatever rules the FCC issues in this regard.

     The FCC also may adopt limits on emissions of terrestrial repeaters to protect other services using nearby frequencies. While we believe that we will meet any reasonable non-interference standard for terrestrial repeaters, the FCC has no specific standard at this time, and the application of such limits might increase our cost of using repeaters. Although we are optimistic that we will be able to construct and use terrestrial repeaters as needed, the development and implementation of the FCC's ultimate rules might delay this process or restrict our ability to do so.

     We will need to coordinate the XM Radio system with systems operating in the same frequency bands in adjacent countries. Canada and Mexico are the countries whose radio systems are most likely to be affected by satellite radio. The United States government, which conducts the coordination process, has resolved the issue with the Canadian government and has reached an agreement with the Mexican government that has not yet been fully approved by that government.

     We will operate the communication uplinks between our own earth station and our satellites in a band of radio frequencies that are used for several other services. These services are known under FCC rules as fixed services, broadcast auxiliary services, electronic news gathering services, and mobile satellite services for uplink station networks. Although we are optimistic that we will succeed in coordinating domestic uplink station networks, we may not be able to coordinate use of this spectrum in a timely manner, or at all. We have filed an application with the FCC for approval of a satellite earth station to be located in Washington, D.C. This application has not yet been granted.

     We also need to protect our system from out-of-band emissions from licensees operating in adjacent frequency bands. Wireless Communication Service licensees operating in frequency bands adjacent to the satellite radio's S-Band allocation must comply with certain out-of-band emission limits imposed by the FCC to protect satellite radio systems. These limits, however, are less stringent than those we proposed. In addition, in April 1998, the FCC proposed to amend its rules to allow for new radio frequency lighting devices that would operate in an adjacent radio frequency band. We opposed the proposal on the grounds that the proliferation of this new kind of lighting and its proposed emission limits, particularly if used for street lighting, may interfere with XM Radio. However, the FCC may not rule in our favor, a decision which could adversely affect our signal quality. Interference from other unlicensed frequency devices may also adversely affect the Company's signal.

     The FCC order granting our license determined that because we are a private satellite system providing a subscription service on a non-common carrier basis, we would not be subject to the FCC's foreign ownership restrictions. However, such restrictions would apply to us if we were to offer non subscription services, which may appear more lucrative to potential advertisers than subscription services. The FCC also stated in its order that it may reconsider its decision not to subject satellite radio licensees to its foreign ownership restrictions.

     Sea Launch, Alcatel and other vendors are subject to United States export regulations. Our vendors will need approval from the State Department under technology export statutes and regulations for the launch of our satellites. Although these are not new requirements, the export of technology has received considerable attention in response to concerns about the export of technology to China by the United States defense contractors. The negative publicity may lead the United States Congress to alter the relevant laws or regulations, or may change the State Department's policy in enforcing the regulations. Any change in applicable law or policy may result in delay of our satellite launch.


Intellectual Property

System Technology

     We have contracted with several technology companies to implement portions of the XM Radio system. These technology companies include Hughes Space and Communications and Alcatel (satellites); Delphi-Delco, Sony, Motorola, Pioneer, Alpine, Mitsubishi, Audiovox, Clarion and SHARP (car and home radios); STMicroelectronics (chipsets); Lucent Digital Radio (audio coding technology); Fraunhofer Institute (various technologies) and LCC International (design of repeater network). We will not acquire any intellectual property rights in the satellites. We will have joint ownership of or a license to use the technology developed by the radio and chipset manufacturers. We will own the design of our system, including aspects of the technology used in communicating from the satellites and the design of the repeater network.

     Our system design, our repeater system design and the specifications we supplied to our radio and chipset manufacturers incorporates or may in the future incorporate some intellectual property licensed to us on a non-exclusive basis by WorldSpace Management. WorldSpace Management has used this technology in its own non-United States satellite radio system. We also have the right to sublicense the licensed technology to any third party, including chipset manufacturers, terrestrial repeater manufacturers and receiver manufacturers in connection with the XM Radio system. Under our agreement with WorldSpace Management we must pay one time, annual or percentage royalty fees or reimburse WorldSpace Management for various costs for various elements of the licensed technology that we decide to use in the XM Radio system. We have incurred costs of $6.7 million to WorldSpace Management under this agreement through June 30, 2000. We will not be required to pay royalties to WorldSpace Management for licensed technology that we do not use in our system. We anticipate the Fraunhofer Institute will continue to provide various development services for us in connection with the design of our system.

     Motient has granted us a royalty-free license with respect to certain ground segment communications technology and antenna technology.

     Motient and WorldSpace Management have also granted us royalty-free, non-exclusive and irrevocable licenses to use and sublicense all improvements to their technology. The technology licenses from Motient and WorldSpace Management renew automatically on an annual basis unless terminated for a breach which has not been or cannot be remedied.

     We believe that the intellectual property rights we have licensed under our technology license were independently developed or duly licensed by Motient or WorldSpace International, as the case may be. We cannot assure you, however, that third parties will not bring suit against us for patent or other infringement of intellectual property rights.

     We have signed an agreement with Sirius Radio to develop a unified standard for satellite radios to facilitate the ability of consumers to purchase one radio capable of receiving both our and Sirius Radio's services. The technology relating to this unified standard will be jointly developed, funded and owned by the two companies. As part of the agreement, each company has licensed to the other its intellectual property relating to the unified standard and to its system; the value of this license will be considered part of its contribution toward the joint project. In addition, each company has agreed to license its non-core technology, including non-essential features of its system, to the other at commercially reasonable rates. Each party will be entitled to license fees or a credit towards its obligation to fund one half of the development cost of the technologies used to develop a unified standard for satellite radios. The amount of the fees or credit will be based upon the validity, value, use, importance and available alternatives of the technology each contributes and will be determined over time by agreement of the parties or by arbitration. We cannot predict at this time the amount of license fees, if any, payable by or to XM or Sirius Radio or the size of the credits to XM and Sirius Radio from the use of their technology. This may require additional capital, which could be significant.


Prior Litigation with Sirius Radio; Technology License

     On January 12, 1999, Sirius Radio, the other holder of an FCC satellite radio license, commenced an action against us in the United States District Court for the Southern District of New York, alleging that we were infringing or would infringe three patents assigned to Sirius Radio. In its complaint, Sirius Radio sought money damages to the extent we manufactured, used or sold any product or method claimed in their patents and injunctive relief. This suit was resolved in February 2000 in accordance with the terms of a joint development agreement between us and Sirius Radio in which both companies agreed to develop a unified standard for satellite radios and license our respective intellectual property, including the patents that were the subject of the suit, for use in this joint development. If this agreement is terminated before the value of the licenses has been determined due to our failure to perform a material covenant of obligation, then this suit could be refiled.

     If this litigation were recommenced, we believe based on the planned design of our system, our knowledge of the differences between our system and the claims of the Sirius Radio patents and on advice we have previously received from our patent counsel, that a court would find that we have not and will not infringe any Sirius Radio patents. However, the litigation could harm us, even if we were successful. It would divert our management's attention and might make it more difficult for us to raise financing or enter into other agreements with third parties. In addition, even if we prevailed, the Sirius Radio litigation might prevent us from moving forward with the development of the XM Radio system in a timely manner. The Sirius Radio patents involved in the litigation relate to certain aspects of signal and reception methodologies that may be employed by a satellite radio system. If this suit were refiled and we lost all or part of this litigation, we could become liable to Sirius Radio for money damages and subject to an injunction preventing us from using certain technology in the XM Radio system. Any such injunction could force us to engineer technology which would not be subject to the injunction, license or develop alternative technology, or seek a license from, and pay royalties to, Sirius Radio. If any of these strategies becomes necessary, it could be costly and time-consuming and would likely delay any implementation of our system. If we could not accomplish any strategy, or could not do so in a timely manner at an acceptable cost, our business would be harmed.

Copyrights to Programming

     We must negotiate and enter into music programming royalty arrangements with performing rights societies such as the American Society of Composers, Authors and Publishers, Broadcast Music, Inc., and SESAC, Inc. These organizations collect royalties and distribute them to songwriters and music publishers and negotiate fees with copyright users based on a percentage of revenues. Radio broadcasters currently pay a combined total of approximately 4% of their revenues to these performing rights societies. We expect to negotiate or establish license fees through a rate court proceeding in the U.S. District Court for the Southern District of New York but such royalty arrangements may be more costly than anticipated.

     Under the Digital Performance Right in Sound Recordings Act of 1995 and the Digital Millennium Copyright Act of 1998, we also have to negotiate royalty arrangements with the owners of the sound recordings. The Recording Industry Association of America will negotiate licenses and collect royalties on behalf of copyright owners for this performance right in sound recordings. Cable audio services currently pay a royalty rate of 6.5% of gross subscriber revenue. This rate was set by the Librarian of Congress, which has statutory authority to decide rates through arbitration, and was affirmed on May 21, 1999 by the United States Court of Appeals for the District of Columbia. Although we believe we can distinguish XM Radio sufficiently from the cable audio services in order to negotiate a lower statutory rate, we may not be able to do so.

The XM/TM/ Trademark

     We believe that XM Radio will be seen as the complement to AM and FM radio. We have an application pending in the United States Patent and Trademark Office for the registration of the trademark "XM" in connection with the transmission services offered by our company and expect that our brand name and logo will be prominently displayed on the surface of XM radios together with the radio manufacturer's brand name. This will identify the equipment as being XM Radio-compatible and build awareness of XM Radio. We intend to maintain our trademark and the anticipated registration. We are not aware of any material claims of infringement or other challenges to our right to use the "XM" trademark in the United States.


Personnel

     As of July 31, 2000, we had 142 employees. In addition, we rely upon a number of consultants and other advisors. The extent and timing of any increase in staffing will depend on the availability of qualified personnel and other developments in our business. None of our employees is represented by a labor union, and we believe that our relationship with our employees is good.

Property

     Our executive offices, studio and production facilities are located at 1500 Eckington Place, N.E., Washington, D.C. 20002, under a ten year lease of approximately 120,000 square feet.

Legal Proceedings

     Except for the FCC proceeding described under the caption "Business-- Regulatory Matters," we are not a party to any material litigation or other proceedings.

                                   MANAGEMENT

Directors, Executive Officers and Other Key Employees

     The following table sets forth information concerning our directors, executive officers and key employees. All directors hold office until the next annual meeting of stockholders and the election and qualification of their successors. Officers are elected by and serve at the discretion of our board of directors.

Name                       Age Position
----                       --- --------
Gary M. Parsons..........  50  Chairman of the Board of Directors

Hugh Panero..............  44  President, Chief Executive Officer and Member,
                               Board of Directors

Nathaniel A. Davis(1)....  46  Member, Board of Directors

Thomas J. Donohue(2).....  62  Member, Board of Directors

Randall T. Mays (1)(2)...  35  Member, Board of Directors

Randy S. Segal (1).......  44  Member, Board of Directors

Jack Shaw (2)............  61  Member, Board of Directors

Dr. Rajendra Singh (2)...  45  Member, Board of Directors

Ronald L. Zarrella.......  50  Member, Board of Directors

Pierce J. Roberts, Jr....  54  Member, Board of Directors

Walter V. Purnell, Jr....  55  Member, Board of Directors

Lee Abrams...............  48  Senior Vice President, Chief of Programming

Stephen Cook.............  45  Senior Vice President, Sales and Marketing

Steven P. Gavenas........  44  Senior Vice President, New Business Development

Dr. Stelios Patsiokas....  47  Senior Vice President, Technology

Heinz Stubblefield.......  43  Senior Vice President, Chief Financial
                               Officer

Joseph M. Titlebaum......  37  Senior Vice President, General Counsel and
                               Secretary

John R. Wormington.......  55  Senior Vice President, Engineering and Operations

     _________
(1) Member of the audit committee.
(2) Member of the compensation committee.

    Set forth below are descriptions of the backgrounds and principal occupations of each of our directors and executive officers.

    Gary M. Parsons has served as Chairman of the board of directors since May 1997. Mr. Parsons is Chairman of the board of directors of Motient, a position he has held since March 1998. Mr. Parsons joined Motient in July 1996 and has also served as its Chief Executive Officer and President. Previously, Mr. Parsons was with MCI Communications Corporation where he served in a variety of roles from 1990 to 1996, including most recently as

Executive Vice President of MCI Communications, and as Chief Executive Officer of MCI's subsidiary MCImetro, Inc. From 1984 to 1990, Mr. Parsons was one of the principals of Telecom*USA, which was acquired by MCI. Prior to the recruitment of Hugh Panero, Mr. Parsons served as our Chief Executive Officer.

     Hugh Panero has served as a member of the board of directors and as President and Chief Executive Officer since June 1998. Mr. Panero has over 16 years experience building and managing entertainment distribution services. Most recently, from 1993 to 1998, Mr. Panero served as President and Chief Executive Officer of Request TV, a national pay-per-view network owned by Liberty Media and Twentieth Century Fox. Prior to his employment with Request TV, Mr. Panero spent ten years with Time Warner Cable where he was part of the team which built the cable systems serving parts of Queens and Brooklyn, New York. Mr. Panero held various positions with Time Warner Cable, including Vice President, Marketing.

     Nathaniel A. Davis has served as a member of the board of directors since October 1999. Mr. Davis is President, Chief Operating Officer and a director of Nextlink Communications Inc. From December 1998 to December 1999, he was Executive Vice President of Nextel Communications where he had responsibility for the technical and engineering operations of Nextel's nationwide switching and wireless communications network, billing and information technology systems. From August 1986 through November 1998, Mr. Davis served in a variety of senior engineering and finance roles at MCI, most recently as Senior Vice President and Chief Financial Officer of MCI Telecommunications. Mr. Davis serves on the board of directors of Capital Management Corporation.

     Thomas J. Donohue has served as a member of the board of directors since October 1999. Mr. Donohue is President and Chief Executive Officer of the U.S. Chamber of Commerce, the world's largest business federation, and has been active in national policy and non-profit operations for 30 years. From July 1984 through September 1997, Mr. Donohue served as President and Chief Executive Officer of the American Trucking Association. He serves on the board of directors of Union Pacific Corporation, Sunrise Assisted Living Corporation, Marymount University and the Hudson Institute.

     Randall T. Mays has served as a member of the board of directors since July 1999. Mr. Mays is the Executive Vice President and Chief Financial Officer of Clear Channel Communications. Mr. Mays has been associated with Clear Channel since 1993 when he was elected Vice President and Treasurer. Mr. Mays also serves on the board of directors of American Tower Corporation.

     Randy S. Segal has served as a board member since July 1999. Ms. Segal has served as Motient's Senior Vice President, General Counsel and Secretary since October 1992. From October 1983 to October 1992, Ms. Segal was associated with the law firm of Debevoise & Plimpton in New York, New York. Prior to joining Debevoise, Ms. Segal clerked for the Honorable Jerre S. Williams of the United States Court of Appeals for the Fifth Circuit, and for the Honorable Edmund L. Palmieri for the United States District Court for the Southern District of New York.

     Jack Shaw has served as a member of the board of directors since May 1997. Mr. Shaw is Corporate Senior Executive Vice President-Enterprise Sector of Hughes Electronics Corporation and served as Chief Executive Officer and Chairman of Hughes Network Systems, Inc. from 1987 and 1988, respectively, through January 2000. Mr. Shaw is a member of the Hughes Electronics Corporation Executive Committee. Mr. Shaw has been a director of Motient since July 1996 and has previously served as Chairman of Motient's Board. Previously, Mr. Shaw held senior management positions with companies including ITT Space Communications, Inc., Digital Communications Corporation and M/A-Com Telecommunications, Inc., which was acquired by Hughes Electronics Corporation in 1987.

     Rajendra Singh has served as a board member since July 1999. Dr. Singh is a member of the board of directors and a co-founder of LCC. Dr. Singh was President of LCC from its formation in 1983 until September 1994, was Chief Executive Officer from January 1994 until January 1995, and was Interim President from September 1998 to May 1999. Dr. Singh is Chairman of the Members Committee of Telcom Ventures L.L.C. and a director of Teligent, Inc., a wireless local access provider. He is also a director of Aether System, Inc., a provider of wireless services and systems.

     Ronald L. Zarrella has served as a member of the board of directors since July 1999. Mr. Zarrella is an

Executive Vice President of General Motors and President of GM North America, a position he has held since October 1998. Mr. Zarrella has been associated with General Motors since 1994 when he was elected Vice President and Group Executive in charge of the North American Vehicle Sales Service and Marketing Group.

     Pierce J. Roberts, Jr. has served as a board member since August 2000. Mr. Roberts has been Managing Director of AEA Investors since September 1999. Previously, he was with Bear Stearns from 1993 to 1998 where he was the head of the Telecom investment banking group, Managing Director at The Blackstone Group, Vice President-Corporate Development at BellSouth Corporation, and founder of his own corporate development business.

     Walter V. Purnell, Jr. has served as a board member since August 2000. Mr. Purnell has been a director and Chief Executive Officer of Motient Corporation since January 1999 and President since March 1998. Previously, Mr. Purnell was President and Chief Executive Officer of ARDIS since September 1995. Before that, Mr. Purnell had served as the chief financial officer of ARDIS since its founding in 1990. Before 1990, Mr. Purnell held a broad range of senior executive positions with IBM over 23 years, with financial responsibility over significant telecommunications and other business divisions, both domestically and internationally.

     Lee Abrams has served as Senior Vice President, Chief of Programming since June 1998. Mr. Abrams is a prominent radio programmer/consultant with more than 30 years of experience in radio, and since 1970 has been a consultant to a variety of radio stations, networks and record companies. He is credited with many innovations in radio programming, including transforming FM radio, pioneering the album rock format in the 1970s, adult contemporary radio and urban, classic and smooth jazz radio in the 1980s and active rock radio in the 1990s. He most recently has served as a consultant for ABC Radio Networks, Capstar, Thorn-EMI and Sony, among others.

     Stephen Cook has served as Senior Vice President, Sales and Marketing since February 1999. Previously, Mr. Cook was Chief Operating Officer for Conxus Communications, where he successfully launched its portable voice messaging product, Pocketalk, in the top 12 United States markets. From 1990 to 1997, Mr. Cook held key management positions with GTE's cellular operations, including VP of Marketing and President of the Southeast region. Prior to that time, Mr. Cook also spent five years in brand management with Procter & Gamble and has more than 15 years of experience with launching and marketing new consumer products.

     Steven P. Gavenas has served as Senior Vice President, New Business Development since December 1999. Previously, from June 1996 to November 1999, Mr. Gavenas held several positions in WorldSpace International, including VP of Marketing, EVP Corporate Strategy and EVP Commercial Operations. Before joining WorldSpace, from September 1989 to May 1996 Mr. Gavenas was a management consultant with McKinsey and Company, Inc., an international strategy consulting firm.

     Stelios Patsiokas has served as Senior Vice President, Technology since October 1998. Previously, Dr. Patsiokas was with Motorola, Inc., where he served in a variety of consumer electronics design and development roles since 1979. Since 1996, Dr. Patsiokas was Director of Product Development, for Motorola's Messaging Systems Product Group, where he was involved with developing the PageWriter/TM/ 2000 two-way messaging device. Dr. Patsiokas holds 24 United States patents.

     Heinz Stubblefield has served as Senior Vice President, Chief Financial Officer since June 1998. Previously, from March 1996 to May 1998, Mr. Stubblefield was Chief Financial Officer for WorldSpace International. Before joining WorldSpace, from February 1993 to February 1996, Mr. Stubblefield was Corporate Controller for Next Software Corporation and, prior to that time, spent several years as divisional CFO for Raychem Corporation's German offices.

     Joseph M. Titlebaum has served as Senior Vice President, General Counsel and Secretary since September 1998. From 1990 to 1998, Mr. Titlebaum was an attorney with the law firm of Cleary, Gottlieb, Steen & Hamilton. With a specialty in telecommunications ventures, Mr. Titlebaum has expertise in structuring, negotiating and implementing corporate finance and mergers and acquisitions transactions.

     John R. Wormington has served as Senior Vice President, Engineering and Operations since September 1998. Mr. Wormington has leadership experience in commercial and governmental development, design and operational deployment of a variety of high technology projects. Mr. Wormington came to our company from Hughes, where since September 1995 he was a senior executive and led the project management team responsible for that company's HS 702 satellite program. During his distinguished military career (retiring as an Air Force Brigadier General in 1995), Mr. Wormington was responsible for a wide range of large government projects requiring technical management and operational leadership skills necessary to meet strict implementation deadlines, including responsibility for conducting all launch and range operations at Cape Canaveral.


Provisions Governing Our Board of Directors

     Our board of directors consists of eleven members, five of whom are selected by Motient, including our Chairman and our President and Chief Executive Officer, and one of whom is selected by each of General Motors, Clear Channel, Telcom Ventures and AEA Investors. The remaining two are independent directors. One of the independent directors must be approved by Motient, and one must be approved by a majority of the interests held by General Motors, Clear Channel, the TCM Group and the Series C investors. Following receipt of approval of the FCC to transfer control of the company to a diffuse group of stockholders, our board of directors will consist of ten members: three will be selected by Motient, one will be selected by each of General Motors, Clear Channel, Telcom Ventures and AEA Investors, one will be our President and Chief Executive Officer, and the remaining two will be independent directors of recognized industry experience and stature whose nominations must be approved by Motient and a majority of the interests held by General Motors, Clear Channel, Telcom Ventures and the Series C investors. General Motors, Clear Channel, the TCM Group and American Honda also have observation rights at meetings of our board of directors. The foregoing board and observation rights are subject to these entities, as parties to a shareholders' agreement, maintaining their original investment or certain minimum share percentages in us.


Terms of Directors

     All members of our board of directors hold office until the next annual meeting of stockholders and the election and qualification of their successors.


Board Committees

     Our board of directors has established compensation and audit committees. Each committee reports to the board of directors. The compensation committee, currently consisting of Messrs. Singh, Shaw, Donohue and Mays, is responsible for determining and paying compensation, salaries, annual bonuses, stock option grants and benefits to officers, directors and employees. The audit committee, currently consisting of Messrs. Mays, Davis, Roberts and Ms. Segal, reviews, acts on and reports to the board of directors with respect to various auditing and accounting matters. These matters include the selection of our auditors and review of our accounting books, records and policies.


Compensation of Directors

     Our independent directors (as determined under our shareholders' agreement) receive retainer fees of $2,500 per quarter. In addition, these independent directors receive $2,000 for every meeting attended in person and $500 for every meeting attended telephonically. Independent directors also receive $3,000 per year for each board committee on which they serve. In July 1999, we also granted each non-employee director, other than Messrs. Roberts and Purnell, an option to purchase 26,757 shares of our Class A common stock at $9.52 per share. These options are immediately exercisable and have ten-year terms. Mr. Zarella has elected to forego receipt of these options.

     Chairman of the Board. On July 21, 2000, we issued to Mr. Parsons 5,000 shares of Class A common stock in compensation for his service to us. We will have a right to repurchase these shares for $37.25 per share if Mr. Parsons' service with us ends prior to July 21, 2001. On July 21, 2000, we also issued to Mr. Parsons a ten-year option to purchase 100,000 shares of our Class A common stock at an exercise price of $37.25 per share. The option vests in equal amounts on each of the first, second and third anniversaries of the date of grant. On July 16, 1999, we issued to Mr. Parsons 14,716 shares of Class A common stock in compensation for his service to us and granted Mr. Parsons a ten-year option to purchase 267,570 shares of our Class A common stock at an exercise price of $9.52 per share, of which 160,542 have vested. 53,514 shares will vest in each of the next two years. The vesting of 53,514 of the 160,542 shares that vested in the first year and the shares that vest at the end of the second and third years are subject to the fulfillment of performance criteria.

Executive Compensation

     The following table sets forth the compensation earned by our named executive officers which include our Chief Executive Officer and all other executive officers whose salary and bonus for the year ended December 31, 1999 exceeded $100,000.

                          Summary Compensation Table

                                                                                                                    Long-Term
                                                                                                                Compensation Awards
                                                                                                                      Awards
                                                                          Annual Compensation                    ------------------
                                                                          -------------------                      Class A Shares
Name and Principal Position(s)                        Year      Salary           Bonus              Other        Underlying Options
-----------------------------                         ----      -------         --------           -------       ------------------
 Hugh Panero
  President and Chief Executive Officer............   1998      $163,333             $ 65,333      $293,060(1)              267,570
                                                      1999       286,533              125,000         1,354                 100,000
Lee Abrams
  Senior Vice President, Chief of Programming......   1998       125,417               27,413        30,989(2)               53,514
                                                      1999       220,000               56,100        47,900                  50,000
Stelios Patsiokas
  Senior Vice President, Technology................   1998        43,077               16,710        59,966(3)               53,514
                                                      1999       211,700               84,680           213                  50,000
Heinz Stubblefield
  Senior Vice President, Chief Financial Officer...   1998       116,667               60,000            --                  53,514
                                                      1999       208,000               62,400         1,589                  50,000
Stephen Cook
  Senior Vice President, Sales and Marketing.......   1998            --                   --            --                      --
                                                      1999       205,960               70,082        51,927(4)              103,514

(1) Includes a signing bonus of $200,000.
(2) Includes a signing bonus of $28,000.
(3) Includes a signing bonus of $59,966.
(4) Includes a signing bonus of $50,000.

Employment Agreements


     Hugh Panero is employed as our President, Chief Executive Officer and member of the board of directors for a term of three years under an employment agreement effective June 1, 1998. His employment agreement provides for an annual base salary of $280,000, subject to increase from time to time by the board of directors. Mr. Panero is also eligible for a pro-rata annual bonus to be determined by our board of directors according to Mr. Panero's personal job performance and mutually agreed upon corporate goals and objectives. The bonus target guideline is 40% of Mr. Panero's annual base salary. Under Mr. Panero's employment agreement and pursuant to our shares award plan, we granted to Mr. Panero a 10-year option to purchase 267,570 shares of our Class A common stock at an exercise price of $9.52 per share, of which 89,190 shares have vested. This option vests at the rate of

     . 107,028 shares in three equal annual installments beginning on the first anniversary of the grant; and

     . 160,542 shares in three equal annual installments beginning on the first anniversary of the grant based on achievement of performance objectives.

     All options vest in the event of death or involuntary termination within one year of a change of control of our company; otherwise, all non-vested options would be forfeited upon termination of employment. Following termination of employment, vested stock options would cease to be exercisable

     .    immediately, if Mr. Panero is terminated for cause;

     . three months after termination, in the event of a voluntary termination;

     .    six months, following an involuntary termination; or

     . one year following death, disability, retirement, or in the event of voluntary or involuntary termination within one year following a change of control.

His employment agreement restricts Mr. Panero from engaging in any business in the United States that resembles or competes with us for a period of one year following termination of his employment.

     We also have agreements with the following named executive officers:


  Name                  Title                          Effective Date
  ----                  -----                          --------------
Lee Abrams...........   Senior Vice President, Chief   June 8, 1998
                        of Programming
Stephen Cook.........   Senior Vice President, Sales   February 22, 1999
                        and Marketing
Stelios Patsiokas....   Senior Vice President,         October 19, 1998
                        Technology
Heinz Stubblefield...   Senior Vice President, Chief   June 1, 1998
                        Financial Officer

     Mr. Stubblefield's agreement is for a term of three years, which will automatically renew for a period of an additional two years unless either party gives 60 days notice to the other; Mr. Patsiokas' agreement is for a term of three years; and Mr. Abrams' and Mr. Cook's agreement have no specified term. Each agreement provides that the executive is eligible for an annual bonus to be determined by the board of directors based upon agreed upon performance measures. These amounts are up to 40% of annual base salary for Mr. Patsiokas, up to 35% of annual base salary for Mr. Cook and up to 30% of annual base salary for Messrs. Stubblefield and Abrams. The agreement for Mr. Patsiokas and Mr. Cook provide for severance payment of one year's salary payable in a lump sum upon termination of employment by us other than for cause. The agreement for Mr. Stubblefield provides for severance payment of one year's salary and bonus, plus the pro-rated portion of earned bonus and options scheduled to vest for the current year, payable in a lump sum upon termination of employment by us other than for cause. Under these agreements and the terms of our shares award plan, we have granted to each of Messrs. Abrams, Cook, Patsiokas and Stubblefield a 10-year option to purchase 53,514 shares of our Class A common stock at an exercise price of $9.52 per share. Each of these options vests in three equal annual installments beginning on the first anniversary of the grant.

Shares Award Plan

General

     In 1998, our board of directors adopted a 1998 Shares Award Plan for employees, consultants and non-employee directors. The plan is administered by the board's compensation committee.

     We can grant options, stock appreciation rights, restricted stock or phantom shares under the plan. The aggregate number of shares of our Class A common stock with respect to which awards may be granted under the shares award plan is 5,000,000 shares. We may not grant awards of more than 267,570 shares of our common stock to any participant in any calendar year. Options granted under the shares award plan may be either incentive or non-incentive stock options within the meaning of the Internal Revenue Code. Each option will be exercisable in whole or in installments, as determined at the time of grant. The term of any option granted may not be more than 10 years from the date of grant. Stock appreciation rights of the company may be granted in tandem with another award, in addition to another award or unrelated to any other award. No stock appreciation right may be exercisable until six months after the day of grant. A stock appreciation right entitles the participant to receive the excess of the fair market value of our common stock on the date of the exercise of the stock appreciation right over its grant price.

     If we engage in a corporate transaction, which consists of a merger, a consolidation, a dissolution, a liquidation, or a sale of all or substantially all of our assets, then the holder of an outstanding award will have the right immediately prior to the effective date of the transaction to exercise such awards without regard to any installment provision regarding exercisabilty. All such awards which are not so exercised will be forfeited as of the effective time of the transaction. If we have had a change of control, each participant will be entitled to receive an equivalent award. An equivalent award is defined as a continuation of the awards, an agreement by the person acquiring us to honor or assume the award, or the substitution of a new award with an inherent value at least equivalent to the original award, and on terms at least as beneficial to the participant as is the original award. If it is not possible to grant such an equivalent award, we may grant a cash equivalent, calculated as described in the shares award plan. If the participant's employment with us is terminated by reason of involuntary termination within one year following the change of control, the equivalent award may be exercised in full beginning on the date of such termination.


Stock Option Grants

     The following table sets forth information concerning the stock options granted by us to named executive officers under the 1998 Shares Award Plan in 1999.

                                           Individual Grants
                              ------------------------------------------
                          Number of
                          Common          Percent  of                                  Potential Realizable Value
                          Shares           Total      Exercise                          at Assumed Annual Rates
                        Underlying        Options      Price                                 of Stock Price
                          Options        Granted to     Per                              Appreciation for Stock
Name                      Granted        Employees     Share    Expiration Date                  Term
----                    -----------     -----------    -----    ----------------      ---------------------------------
                                                                                          5%                     10%
                                                                                       --------              ----------
Hugh Panero.............   100,000             6.8%     $12.00  October 8, 2009        $754,674              $1,912,491
Lee Abrams..............    50,000             3.4       12.00  October 8, 2009         377,337                 956,245
Stephen Cook............    53,514             3.6        9.52  February 22, 2009       320,392                 811,937
                            50,000             3.4       12.00  October 8, 2009         377,337                 956,245
Stelios Patsiokas.......    50,000             3.4       12.00  October 8, 2009         377,337                 956,245
Heinz Stubblefield......    50,000             3.4       12.00  October 8, 2009         377,337                 956,245

     The following table sets forth the number of shares acquired and the value realized upon exercise of stock options during 1999 and the number of shares of Class A common stock subject to exercisable and unexercisable stock options held as of December 31, 1999 by each of our named executive officers. Value at fiscal year end is measured as the difference between the exercise price and the fair market value at close of market on December 31, 1999, which was $38.13.

      Aggregate Option Exercises in 1999 and Values at December 31, 1999

                       Number of          Number of Securities Underlying       Value of Unexercised
                        Shares                 Unexercised Options at           In-the-Money Options
                      Acquired on   Value         December 31, 1999               December 31, 1999
                                                  -----------------               -----------------
Name                   Exercise   Realized  Exercisable(#)  Unexercisable(#) Exercisable(#) Unexercisable(#)
----                   --------   --------  --------------  ---------------- -------------- ----------------
Hugh Panero.........       --        --         89,190          278,380         2,551,280       7,715,060
Lee Abrams..........       --        --         17,838           85,676           510,256       2,326,762
Stephen Cook........       --        --             --          103,514                --       2,837,018

Stelios Patsiokas...       --        --         17,838           85,676           510,256       2,326,762
Heinz Stubblefield..       --        --         17,838           85,676           510,256       2,326,762


Employee Stock Purchase Plan

     We have an employee stock purchase plan that provides for the issuance of 300,000 shares of Class A common stock. All employees whose customary employment is more than 20 hours per week and for more than five months in any calendar year are eligible to participate in the stock purchase plan, provided that any employee who would own five percent or more of our total combined voting power immediately after an offering date under the plan is not eligible to participate. Eligible employees must authorize us to deduct an amount from their pay during offering periods established by the compensation committee. The purchase price for shares under the plan will be determined by the compensation committee but may not be less than 85% of the lesser of the market price of the common stock on the first or last business day of each offering period.

             CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Contracts with Hughes

     Our Satellite Purchase Contract for In-Orbit Delivery, dated March 20, 1998, and amended and restated on July 21, 1999, with Hughes Space and Communications calls for Hughes to deliver

     .    in-orbit, two high-power satellites;

     .    an optional ground spare satellite upon exercise of XM Radio's option;
          and

     .    satellite launch services.

We expect to incur total payment obligations under this contract of approximately $541.3 million, which includes amounts we expect to pay pursuant to the exercise of the option to build the ground spare satellite and certain financing costs and in-orbit incentive payments. Payments are to be made to Hughes Space and Communications upon certain calendar dates and completion of discrete milestones and other events. As of June 30, 2000 we have paid $350.8 million under this contract and have recognized an additional $2.0 million in accrued milestone payments.

     We have granted Hughes Space and Communications a first priority security interest in any rights we may have in Hughes' work product under the satellite contract to secure our payment obligations to Hughes under the contract. This security interest will be released once we have made substantial pre-arranged payments to Hughes Space and Communications under our satellite contract or, if earlier, upon the launch of the satellites.

     We may, subject to certain conditions, terminate the satellite contract at our convenience, in which case Hughes Space and Communications will be entitled to certain payments. We may also terminate the satellite contract for certain events of default by Hughes Space and Communications or in case it becomes reasonably certain that the total amount of excusable delay in Hughes' performance under the satellite contract caused by events beyond Hughes' control, excluding delays we caused, will exceed 485 calendar days.

     The first satellite is to be delivered to us in orbit by December 31, 2000, the second by April 11, 2001. The scheduled launch period for the first satellite is the period from November 1, 2000 through February 1, 2001. The scheduled launch period for the second satellite is the period from February 15, 2001 through May 15, 2001. If there is a delay of more than six months in the launch of either the first or second satellite, we would be able to select an alternative launch system from within or outside of Hughes' inventory of launch vehicles, subject to certain payment conditions set forth in the satellite contract.

     For each satellite, title will transfer to us after Hughes Space and Communications successfully completes certain tests and analyses on each satellite upon arrival at its specified orbital location. If Hughes fails to deliver either satellite on or before the fiftieth day following its delivery date, then Hughes must pay us liquidated damages which accrue on a daily basis. The total aggregate amount of liquidated damages for failure to meet the delivery dates of both satellites is limited to $16.0 million. These liquidated damages are in addition to other limited liquidated damages for delay in the launch of the satellites. We would have no other damages or remedies for late delivery of a satellite. If, on the other hand, Hughes launches both satellites on or before December 31, 2000, we will pay Hughes $6.0 million in addition to the contract price.

     We have entered into a contract with Hughes Electronics Corporation for the design, development and manufacture of the terrestrial repeaters, which will supplement our high-powered satellite signals. Production of the repeaters is expected to begin in July 2000 and be completed in February 2001. Payments under this contract are expected to be approximately $128.0 million. As of June 30, 2000, we have paid $12.5 million under this contract.

     The contract provides that we may reduce the number of repeaters ordered under the contract to a specified minimum order or terminate the terrestrial repeater contract altogether, in which case we are required to pay certain amounts to Hughes Electronics depending on the date of the reduction or termination and other factors. We have agreed to make certain incentive payments to Hughes Electronics for timely delivery of the terrestrial repeaters. In the event of late delivery of the terrestrial repeaters, we are entitled to specified liquidated damages. In certain events of default by Hughes Electronics, we may terminate the contract and would be entitled to have the work completed by a third party plus certain costs resulting from the termination.

     Hughes Space and Communications is owned by Hughes Electronics Corporation. On January 13, 2000, Hughes Electronics announced its intention to sell Hughes Space and Communications to Boeing. We believe this sale, if consummated, would not have any material effect on us. Motient, whose single largest stockholder on a fully diluted basis is Hughes Communications, owns approximately 22% of the outstanding shares of our common stock on a fully diluted basis (approximately 47% of the voting power), or 34% assuming no conversion of preferred stock (approximately 54% of the voting power). General Motors, which owns Hughes Electronics and with whom we have a distribution agreement as described below, owns a 7% equity interest in us and an additional 8% equity interest in us is held by DIRECTV, a direct subsidiary of Hughes Electronics and an indirect subsidiary of General Motors.

Distribution Agreement with General Motors and OnStar

     We have signed a long-term distribution agreement with the OnStar division of General Motors providing for the installation of XM radios in General Motors vehicles. During the term of the agreement, which expires 12 years from the commencement date of our commercial operations, General Motors has agreed to distribute our service to the exclusion of other satellite digital radio services that broadcast in the S-Band. General Motors will factory-install XM radios, purchased exclusively from our authorized manufacturers, in certain new General Motors vehicles and not install any radios which receive Sirius Radio as the only satellite radio service. We will have a non-exclusive right to arrange for the installation of XM radios included in OnStar systems in non-General Motors vehicles that are sold for use in the United States.

     We have agreed, for a nine-month period beginning on July 1, 2001, that General Motors shall be the exclusive vehicle manufacturer in whose new vehicles we will activate the XM Radio service. If, however, we cannot install XM radios prior to January 1, 2002, then this exclusivity arrangement will apply for a six-month period beginning on the later of July 1, 2002 or the date we commence full commercial operations. In addition, we have significant annual, fixed payment obligations to General Motors for four years following commencement of commercial operation. These payments approximate $35 million in the aggregate during this period. Additional annual fixed payment obligations beyond the initial four years of the contract term range from less than $35 million to approximately $130 million through 2009, aggregating approximately $400 million. In order to encourage the broad installation of XM radios, we have agreed to subsidize a portion of the cost of XM radios, and to make incentive payments to General Motors when the owners of General Motors vehicles with installed XM radios become subscribers for the XM Radio service within 12 months of purchasing a General Motors vehicle equipped with an XM radio. We must also share with General Motors a percentage of the subscription revenue attributable to General Motors vehicles with installed XM radios. We will also make available to General Motors a limited amount of bandwidth for audio and/or data transmission by General Motors to owners of General Motors vehicles equipped with XM radios.

     This agreement is subject to renegotiation if four years after the commencement of commercial operations and at two-year intervals thereafter General Motors does not achieve and maintain specified installation levels, starting with 1.24 million units after four years and thereafter increasing by the lesser of 600,000 units per year and amounts proportionate to our share of the satellite digital radio market. There can be no assurance as to the outcome of any such renegotiations. General Motors' exclusivity obligations will discontinue if, four years after we commence commercial operations and at two-year intervals thereafter, our mobile aftermarket share falls below 40% if there are two satellite radio providers in the United States, or below 33% if there are three satellite radio providers in the United States.

     In February 2000, we signed an agreement with Sirius Radio to develop a unified standard for satellite radios, which will facilitate the ability of consumers to purchase one radio capable of receiving both our and Sirius Radio's services. In accordance with the terms of the agreement, we expect to work with General Motors to integrate the new standard under the terms of our distribution agreement with General Motors. Our agreement with General Motors provides that if General Motors elects to install radios which are capable of receiving broadcasts from other satellite radio providers, in the absence of any regulatory requirements to do so, we may seek to renegotiate the distribution agreement. If the FCC requires the installation of interoperable radios, we will renegotiate the distribution agreement on mutually acceptable terms.

Engineering Contract with LCC International

     We have signed a contract with LCC International for the engineering of and site preparation of our terrestrial repeater network. The repeater network will supplement our high-powered satellite signals. Payments by XM Radio under this contract are expected to approximate $115.0 million. This contract does not include the repeater hardware, which will be supplied by a separate vendor. As of June 30, 2000, we have paid $13.9 million under this contract and accrued an additional $13.7 million.

     The contract designates LCC International as the prime contractor for the implementation of our terrestrial repeater sites. Under this contract, LCC International will perform various services, including program management radio frequency engineering, site acquisition, architectural and engineering design, zoning, regulatory services, network management testing and construction and interim system maintenance. The initial site planning is now complete for 70 cities and metropolitan areas and implementation work is continuing.

     The design of our terrestrial repeater system will be guided by a radio frequency analysis technique developed by LCC International. This technique uses analysis of the satellite footprint to discover areas likely to have impaired reception of XM Radio through technology similar to that used in certain cellular telephone systems.

     Dr. Rajendra Singh, a member of our board of directors and a member of the board of directors of LCC International, controls the largest shareholder of both LCC International and one of our principal shareholders, Telcom-XM Investors L.L.C. See "Principal Stockholders."

Technology License Agreement with Motient

     Motient has granted us a royalty-free license with respect to certain technology to be used in connection with the implementation of the XM Radio system, including, among other things, certain ground segment communications technology and antenna technology. We also have the right to sublicense this technology to any third party, including chipset manufacturers, terrestrial repeater manufacturers and receiver manufacturers in connection with the XM Radio system.

     Under cross-license provisions in the license, if we obtain from any third party the right to use any technology which could be used to develop, implement and commercialize a satellite radio system for transmission in the United States, we will make all reasonable efforts to obtain for Motient the right to use such technology. We have granted to Motient a royalty-free, non-exclusive and irrevocable license to any and all technology and improvements we develop relating to the XM Radio system. This cross-license is for use and sublicensing worldwide outside the United States and its territories, or inside the United States and its territories only in connection with Motient's mobile satellite business in the United States and other than in connection with any satellite radio system.

     The technology license renews automatically on an annual basis unless terminated for a breach which has not been or cannot be remedied.

Technical Services Agreement with Motient

     We have a technical services agreement with Motient under which Motient provides us with certain technical, engineering, marketing and strategic planning services. We pay Motient at specified hourly rates, which we believe approximate rates available from unrelated parties. On or after our commencement of commercial operations, Motient or we may terminate the technical services agreement at any time.

Other Transactions with Motient

     In 1997, Motient contributed $143,000 for us to establish our original application for the FCC license. Also in 1997, we received $1.5 million as a capital contribution from Motient. During 1998, Motient incurred general and administrative costs and professional fees for us and established an intercompany balance of $458,000. During June 1999, Motient provided us a line of credit under which we drew $250,000. This was repaid, and the line of credit terminated, in July 1999.

Registration Rights Agreement

     We have a registration rights agreement with Motient, the former holders of our Series A subordinated convertible notes and the holders of our Series C preferred stock. Commencing July 7, 2000, each of these parties other than the Series C holders is entitled to demand registration with respect to its Class A common stock, including shares issuable upon conversion of other securities. The Series C holders will have such rights beginning on August 9, 2001. Motient is entitled to make two demands. These rights are subject to our right to defer the timing of a demand registration and an underwriters' right to cut back shares in an underwritten offering. In certain instances if a demand registration is cut back by more than 75% of the number of shares originally requested to be registered, then the party requesting registration shall be entitled to one additional demand registration request.

     In addition to these demand rights, following our commencement of commercial operations, parties to the registration rights agreement may request registration of at least $25.0 million of our Class A common stock.


     Parties to the registration rights agreement also have rights to include their Class A common stock in registered offerings initiated by us, other than an offering for high yield debt. The Series C holders may also demand registration upon a change of control of the Company.

Shareholders' Agreement


     We have entered into a shareholders' agreement with Motient, the former holders of our Series A subordinated convertible notes and the holders of our Series C preferred stock, containing, among others, the provisions described below.

Conversion of Shares of Class B Common Stock to Class A Common Stock

     Motient owns all of the Class B common stock, which is convertible into Class A common stock on a one for one basis at any time at Motient's discretion. In addition, under the shareholders' agreement, the holders of a majority of our outstanding Class A common stock, which must include at least 20% of the public holders of the Class A common stock, may require conversion by Motient. This conversion will not be effected, however, if the FCC does not approve the transfer of control of XM Radio from Motient to a diffuse group of stockholders.

Restrictions on Transfer of Shares of our Securities


     Except for affiliated transactions, Motient will not be permitted to transfer any of our securities until the earlier of the date on which we begin commercial operations or October 8, 2000. Shares of our Class B common stock, all of which are currently owned by Motient, are transferable only upon conversion into shares of Class A common stock.

Non-Competition

     Motient has agreed not to compete with XM Radio in the satellite radio business in the United States for so long as Motient holds 5% of our common stock and for a period of three years following any transfer which results in Motient owning less than 5% of our common stock.

Governance

     The parties to the agreement are entitled to designate directors to our board of directors and to observe meetings of the board of directors. We have described these provisions previously under the caption "Management--Provisions Governing the Board of Directors." In addition, the parties have agreed to take all necessary actions to give effect to the agreement including to prevent any conflict between the agreement and our governing instruments.

Investor Operational Agreements

     We have agreements with Clear Channel, DIRECTV and the TCM Group, which is owned by Columbia Capital, Telcom Ventures and Madison Dearborn Partners, under which we will make available to them up to 406.6 kilobits per second, 204.8 kilobits per second, and 64.0 kilobits per second each, respectively, of our bandwidth, for them to supply programming to us with content reasonably acceptable to us, on terms (including revenue sharing) no less favorable than those offered to similar commercial programmers who provide similar programming. Until these options are exercised and this bandwidth is actually used by them, we can use the bandwidth. Any use of our bandwidth by these companies must be in compliance with applicable laws, must not interfere with our business or our obligations to other content providers, and must meet our quality standards.

     The agreements call for us to have a technology advisory committee on which Clear Channel, DIRECTV and the TCM Group have representatives. The committee will direct the selection of appropriate billing, customer service and conditional access systems for us, as well as our overall system integration effort. We have granted to Clear Channel, DIRECTV, and TCM Group under these agreements a royalty-free, non-transferable, non-exclusive license to use, sell, manufacture and have manufactured any and all technology we develop relating to the XM Radio system worldwide for any purpose other than one related to digital audio radio service.

     We have entered into a technical services agreement with DIRECTV with respect to customer service, billing and conditional access capabilities, and we will use DIRECTV's customer service, billing and conditional access capabilities if made available to us on competitive terms and conditions. DIRECTV is to make good faith efforts to represent us in obtaining distribution of XM Radio service through DIRECTV's existing retail distribution network. We will provide Clear Channel and DIRECTV with access to our advertising at the lowest available commercial rates. Clear Channel must make good faith efforts to give us access to its advertising at the lowest available commercial rates.

     The agreements provide for further good faith negotiations with respect to other arrangements, including advertising barter arrangements, marketing of XM Radio service by Clear Channel and DIRECTV, and technology cooperation.

     These agreements remain in effect so long as Clear Channel, DIRECTV, and Columbia Capital, Telcom Ventures and Madison Dearborn Partners hold at least 5% of our fully diluted ownership or the full amount of their original investments in us.

July 1999 Transactions

     We engaged in a series of transactions in July 1999 in which WorldSpace, Inc. ceased to be an owner of us, Motient became the owner of our securities previously held by WorldSpace, and several of the transactions and agreements described above were entered into. These transactions are described under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources--Sources of Funds" and in the notes to our Consolidated Financial Statements.

Series C Preferred Stock

     On August 8, 2000, we sold 235,000 shares of our Series C convertible redeemable preferred stock in a private placement. Several of our existing major stockholders--Columbia Capital, Madison Dearborn Partners, DIRECTV and Baron Asset Fund--were among the purchasers. The terms of the Series C preferred stock are described under the caption "Description of Capital Stock--Preferred Stock-- Series C Convertible Preferred Stock."

                            PRINCIPAL STOCKHOLDERS

     The following table and the accompanying notes set forth certain information concerning the beneficial ownership of our Class A common stock by each person who is known by us to own beneficially more than five percent of such stock, each director and each named executive officer, and all directors and executive officers as a group. Except as otherwise indicated, each person listed in the table has informed us that such person has sole voting and investment power with respect to such person's shares of common stock and record and beneficial ownership with respect to such person's shares of common stock.

     As of August 15, 2000, there were 33,081,399 shares of our Class A common stock outstanding and 16,557,262 shares of our Class B common stock outstanding, all of which Class B shares were owned by Motient. As of August 15, 2000, there were 10,786,504 shares of our Series A convertible preferred stock outstanding, all of which was owned between General Motors and DIRECTV. The Class B common stock and the Series A convertible preferred stock are each convertible into Class A common stock on a one-for-one basis. Class B common stock is entitled to three votes for each share. Share ownership in the table below includes shares we may issue if certain stockholders exercise outstanding options within 60 days after August 15, 2000.

                                            Number of Class A     Percentage of
                                                  Shares          Total Class A
                                             Beneficially Owned        Shares
                                             ------------------        ------
Beneficial Owners of More Than 5%:
Motient Corporation                                16,757,262(1)           33.8%

10802 Parkridge Boulevard
Reston, VA 20191-5416

General Motors Corporation                         11,861,221(2)           26.6%

100 Renaissance Center
3031 West Grand Boulevard
PO Box 100
Detroit, MI 48265-1000

Clear Channel Investments, Inc.                     8,329,877              25.2%
200 Concord Plaza, Suite 600
San Antonio, TX 78216

DIRECTV Enterprises, Inc.                           6,307,969(3)           16.1%
2230 E. Imperial Highway
El Segundo, CA 90245

Madison Dearborn Capital Partners III, L.P.        -4,663,418(4)           14.1%
Madison Dearborn Special Equity III, L.P.
Special Advisors Fund I, LLC  .
3 First National Plaza, Suite 3800
Chicago, IL 60602

Columbia XM Radio Partners, L.L.C.                   3,531,343(5)          10.7%
Columbia XM Satellite Partners III, LLC
Columbia Capital Equity Partners III (QP), L.P.
201 N. Union Street, Suite 300
Alexandria, VA 22314

Telcom-XM Investors, L.L.C.                          2,661,211(6)           8.0%
211 North Union Street, Suite 300
Alexandria, VA 22314

Baron Asset Fund                                     2,253,314(7)           6.8%
Baron Capital Asset Fund
Baron iOpportunity Fund
767 Fifth Avenue, 49/th/ Floor
New York, New York 10153

AEA XM Investors I LLC                               2,264,151(8)           6.8%
AEA XM Investors II LLC
65 E. 55/th/ Street
New York, New York 10022

American Honda Motor Co., Inc.                       1,886,792(9)           5.7%
1919 Torrance Boulevard
Torrance, California 90501

                                                                              Percentage
                                                                Number of        of Total
                                                             Class A Shares      Class A
                           Name                             Beneficially Owned    Shares
                           ----                             ------------------    ------
           Directors and Named Executive Officers
Gary M. Parsons                                                 190,258(10)            *
Hugh Panero                                                     183,773(11)            *
Randall T. Mays                                                  26,757                *
Randy S. Segal                                                   26,757                *
Jack Shaw                                                        26,757                *
Rajendra Singh                                                   26,757(6)             *
Ronald L. Zarrella                                               26,757                *
Nathaniel Davis                                                  26,757                *
Thomas R. Donohue                                                26,757                *
Pierce J. Roberts, Jr.                                           12,619(12)            *
Walter V. Purnell, Jr.                                           10,000                *
Lee Abrams                                                       35,861(13)            *
Stephen Cook                                                     22,353(14)            *
Stelios Patsiokas                                                20,196(14)            *
Heinz Stubblefield                                               38,196(13)            *
All directors and executive officers as a group (16 persons)    908,154(15)            *

     ___________
    Less than 1%
(1) Includes 16,557,262 shares issuable upon conversion of Class B common stock.
(2) Includes 10,786,504 shares issuable upon conversion of Series A convertible preferred stock, 5,393,252 of which are owned by DIRECTV.
(3) 5,393,252 shares issuable upon conversion of Series A convertible preferred stock and 754,717 shares issuable upon conversion of Series C convertible preferred stock.
(4) Includes 1,886,792 shares issuable upon conversion of Series C convertible preferred stock, of which Madison Dearborn Capital Partners III, L.P. owns 1,845,811 shares and Madison Dearborn Special Equity III, L.P. owns 40,981 shares.
(5) Includes 754,717 shares issuable upon conversion of Series C convertible preferred stock, of which Columbia XM Radio Partners, L.L.C. owns 169,811 shares, Columbia XM Satellite Partners III, LLC owns 309,559 shares and Columbia Capital Equity Partners III (QP), L.P. owns 275,347 shares.
(6) Rajendra Singh, a member of our board of directors, indirectly owns a controlling interest in Telcom-XM Investors, L.L.C. Dr. Singh disclaims beneficial ownership of the shares of Class A common stock beneficially owned by Telcom-XM Investors, L.L.C.
(7) Includes 1,320,755 shares issuable upon conversion of Series C convertible preferred stock, of which Baron Asset Fund owns 1,169,811 shares, Baron Capital Asset Fund owns 75,472 shares and Baron iOpportunity Fund owns 75,472 shares.

(8) Includes 2,264,151 shares issuable upon conversion of Series C convertible preferred stock, of which AEA XM Investors I LLC owns 259,207 shares and AEA XM Investors II LLC owns 2,004,944 shares.
(9) Includes 1,886,792 shares issuable upon conversion of Series C convertible preferred stock.
(10) Does not include 207,028 shares issuable upon exercise of options which are not exercisable within 60 days. A trust for the benefit of Mr. Parsons' minor children, of which Mr. Parsons' spouse is the trustee, has acquired a minority membership interest in Columbia XM Radio Partners, L.L.C., a minority participatory interest in each of Madison Dearborn Capital Partners III, L.P. and Madison Dearborn Special Equity III, L.P. and 5,393 shares. Mr. Parsons disclaims beneficial ownership of these interests.
(11) Does not include 155,857 shares issuable upon exercise of options which are not exercisable within 60 days.
(12) Includes 2,500 shares issuable upon exercise of Series B convertible preferred stock. Mr. Roberts is affiliated with AEA XM Investors Inc., which is the general partner of each of XM Investors I LP, a Delaware limited partnership, and XM Investors II LP, a Delaware limited partnership, which each manage AEA XM Investors I LLC and AEA XM Investors II LLC, respectively. Mr. Roberts disclaims beneficial ownership of the shares of Class A common stock beneficially owned by each of AEA XM Investors I LLC and AEA XM Investors II LLC.
(13) Does not include 51,171 shares issuable upon exercise of options which are not exercisable within 60 days.
(14) Does not include 69,009 shares issuable upon exercise of options which are not exercisable within 60 days.
(15) Does not include 607,740 shares issuable upon exercise of options which are not exercisable within 60 days.

                         DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 180,000,000 shares of Class A common stock, $.01 par value per share, 30,000,000 shares of Class B common stock, $.01 par value per share, 30,000,000 shares of Class C common stock, $.01 par value per share, 15,000,000 shares of Series A convertible preferred stock, $.01 par value per share, 3,000,000 shares of 8.25% Series B convertible redeemable preferred stock, $.01 par value per share and 250,000 shares of 8.25% Series C convertible redeemable preferred stock, $.01 par value per share. The following summary description of our capital stock is subject to our Restated Certificate of Incorporation and Restated Bylaws and the Delaware General Corporation Law.


Common Stock

     As of August 15, 2000, there were 33,081,399 shares of Class A common stock outstanding and 16,557,262 shares of Class B common stock outstanding.

Class A Common Stock

     Holders of our Class A common stock are entitled

     . to one vote for each share held on any matter submitted for stockholder approval;

     . to receive on a pro rata basis, dividends and distributions, if any, as the board of directors may declare out of legally available funds; and

     . upon the liquidation, dissolution, winding up or insolvency of the company, to share ratably in the net assets of our company available after we pay our liabilities and any preferential amounts to which holders of the Series A convertible preferred stock may be entitled.

     Holders of our Class A common stock have no preemptive, redemption or sinking fund rights.

Class B Common Stock

     Our Class B common stock has the same rights as our Class A common stock except that our Class B common stock is entitled to three votes for each share. Shares of our Class B common stock are convertible into shares of Class A common stock on a one-for-one basis, subject to antidilution protection if we effect a recapitalization.

Class C Common Stock

     Holders of our Class C common stock are entitled to the same rights as holders of Class A common stock except that the holders of our Class C common stock are not entitled to vote on any matter submitted for stockholder approval.


Preferred Stock

     Our board of directors may issue preferred stock in one or more series and may fix the designations, powers, preferences and relative, participating, optional and other special rights, qualifications, limitations and restrictions on the preferred stock, including the dividend rate, conversion rights, voting rights, redemption price and liquidation preference, and may fix the number of shares to be included in any such series. Any of our preferred stock may rank senior to our common stock for the payment of dividends or amounts upon liquidation, dissolution or winding-up, or both. In addition, any shares of our preferred stock may have class or series voting rights. Issuances of our preferred stock, while providing us with flexibility in connection with general corporate purposes, may, among other things, have an adverse effect on the rights of holders of our common stock. The board of directors, without stockholder approval, can issue preferred stock with voting and conversion rights that could adversely affect the voting power and other rights of holders of common stock. Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change of control or to make the removal of management more difficult. In certain circumstances, this could have the effect of decreasing the market price of our common stock.

Series A Convertible Preferred Stock

     Our Series A convertible preferred stock has the following characteristics:

     . a right to receive dividends and distributions ratably with the holders of our common stock;

     . a $9.52 per share payment preference over our common stock in the event of our liquidation, dissolution, winding up or insolvency;

     . a right to convert, at the election of the holder, one share of the Series A convertible preferred stock into one share of our Class A common stock; and

     .   shares of our Series A convertible preferred stock do not have

         --  voting rights;

         --  any preference with respect to dividends and distributions;

         --  preemptive rights;

         --  sinking fund rights; or

         --  redemption rights.

     Following the occurrence of a recapitalization, as described under the caption "Class B Common Stock", each share of our Series A convertible preferred stock will be convertible into the kind and number of shares of securities or other property to which the holders of such share of Series A convertible preferred stock would have been entitled to receive if the holder had converted such share of Series A convertible preferred stock into our Class A common stock immediately prior to the recapitalization.

  As of August 15, 2000, there were 10,786,504 shares of our Series A convertible preferred stock outstanding.


Series B Convertible Preferred Stock

      General. Each share of Series B convertible preferred stock has a "liquidation preference" of $50, which is the amount a holder of one share of Series B convertible preferred stock would be entitled to receive if we were liquidated. We will pay cumulative dividends on the Series B convertible preferred stock at a rate per annum equal to 8.25% of the liquidation preference per share quarterly in arrears commencing May 1, 2000. Dividends will be payable in cash or, at our option, in shares of Class A common stock, or a combination thereof.

     Optional Conversion by Holders. Holders of the Series B convertible preferred stock have the right to convert some or all of their shares of Series B convertible preferred stock into shares of our Class A common stock, unless we have already redeemed them. The conversion price is $40 per share. At that price, holders of the Series B convertible preferred stock would receive 1.25 shares of our Class A common stock for each $50 liquidation preference of Series B convertible preferred stock. Holders of Series B convertible preferred stock are not entitled to any accrued dividends upon conversion. The conversion price will be adjusted if specified dilutive events occur.

      Upon the occurrence of a change of control (as defined in the certificate of designation governing the Series B convertible preferred stock), holders will have the option, during the period commencing on the date that the applicable change of control notice is mailed to holders and ending at the close of business on the 45th day thereafter, to convert all, but not less than all, of their shares of Series B convertible preferred stock into Class A common stock at a conversion rate equal to $50 (the liquidation preference per share of Series B convertible preferred stock) divided by a special conversion price which will be based upon a formula dependent upon the market value of our Class A common stock.

      Redemption of the Series B Convertible Preferred Stock by Holdings. Beginning on February 3, 2003, we will have the right to redeem some or all of the Series B convertible preferred stock at a redemption price equal to 105.775% of the liquidation preference, or $52.90 per share, plus accrued dividends, if any, to the date of redemption. The redemption price will decline until it equals 100.0% on February 2, 2010, and will remain at 100.0% thereafter until redeemed. We may pay this redemption price in cash or shares of our Class A common stock (subject to some restrictions) or a combination of the two.

     We will be required to redeem any Series B convertible preferred stock still outstanding on February 1, 2012, at a redemption price equal to 100% of the total liquidation preference plus accrued dividends, if any, to that date. We must pay this redemption price in shares of our Class A common stock.

     Method of Dividends and Redemption Payments. We may, at our option, make any dividend payments due on our Series B convertible preferred stock in cash, by delivery of freely tradeable shares of our Class A common stock or through any combination of cash and freely tradeable shares of our Class A common stock. Any optional redemption payments on our Series B convertible preferred stock must be paid in cash. Mandatory redemption payments due on the Series B convertible preferred stock must be paid by delivery of shares of Class A common stock. Shares of Class A common stock issued to make dividend or mandatory redemption payments on the Series B convertible preferred stock shall be valued at 95% of the average market value (as defined in the certificate of designation) if such shares of Class A common stock are freely tradeable, or 90% of the average market value if such shares of Class A common stock are not freely tradeable.

     Ranking.   The Series B convertible preferred stock ranks:

     . junior to all our existing and future indebtedness and other obligations,

     . junior to any of our capital stock or preferred stock which provides that it be ranked senior to the Series B convertible preferred stock and which receives the requisite approval of the holders of Series B convertible preferred stock,

     . equal with any of our preferred stock issued in the future which provides that it be ranked equal with the Series B convertible preferred stock, and

     . senior to all Series A convertible preferred stock and all shares of our other capital stock, unless the other stock expressly provides otherwise.

     Limited Voting Rights. Holders will generally not be entitled to any voting rights, unless we have not declared or paid dividends on the Series B convertible preferred stock for a total of six quarterly periods.

     Trading. We have not applied and do not intend to apply for the listing of the Series B convertible preferred stock on any securities exchange.

     As of August 15, 2000, there were 1,493,061 shares of Series B convertible preferred stock outstanding.


Series C Convertible Preferred Stock

     Voting Rights. The holders of Series C preferred stock are entitled to vote on all matters on which the holders of common stock are entitled to vote, in the same manner and with the same effect as the holders of common stock, voting together with the holders of common stock as a single class. In any vote with respect to which the Series C preferred stock vote with the holders of common stock as a single class, each holder of Series C preferred stock shall have a number of votes per share of Series C preferred stock equal to the number of shares of common stock into which such shares of Series C preferred stock are convertible. The holders of Series C preferred stock are entitled to notice of all stockholder meetings in accordance with our bylaws.

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


     In addition, the affirmative vote or consent of holders of at least 60% of the outstanding Series C preferred stock is required for the following:

     . any change to the certificate of incorporation or bylaws of the Company or any of its subsidiaries material to the Series C holders or any change to any certificate of designation relating to securities senior to or pari passu with the Series C preferred stock;

     . the authorization, creation, reclassification or issuance of any series or class of securities senior to or pari passu with the Series C preferred stock, except that the Company may issue up to $250 million in aggregate liquidation preference of Series C preferred stock and securities pari passu with the Series C preferred stock, which amount includes the Series C preferred stock issuance;

     . any increases in the outstanding number of shares of the Company's Series A convertible preferred stock or Series B preferred stock and the Series C preferred stock other than increases in connection with anti-dilution adjustments in accordance with the terms of such securities;


     . any increase or decrease in the authorized number of shares of Series C preferred stock;

     . the issuance of common stock or securities convertible into common stock which would increase the number of shares of common stock outstanding by 20% or more, except for the Series C preferred stock issuance and issuances in respect of securities convertible into or exercisable for common stock already outstanding (securities issued in connection with any high yield issuance and common stock paid as a dividend on the Series B preferred stock in accordance with the terms thereof are not counted in the above 20% calculation);

     . the incurrence by the Company or any of its subsidiaries of indebtedness or issuance of securities that contain financial, operational or subscriber maintenance or milestone covenants which if not met would put the Company or any of its subsidiaries in default under the terms of the indebtedness;

     . the declaration and payment of any dividends on any securities junior to or pari passu with the Series C preferred stock other than dividends consisting solely of common stock to the holders of Series B preferred stock to the extent required by the terms thereof and dividends consisting solely of common stock, subject to the 20% limitation described above;

     .  any merger or liquidation of the Company or any of its subsidiaries;



     . any action that results in the Company or its subsidiaries entering into an agreement that would impose material restrictions on the Company's ability to honor the exercise of any rights of Series C holders, or violate, or be in conflict with, the rights of Series C holders;

     . the purchase or redemption of any securities of the Company or any of its subsidiaries except that the Company can exercise its option to repurchase up to 35% of its subsidiary's 14% senior secured notes due 2010 and any similar option to repurchase contained in future high yield issuances, redeem the Series B preferred stock and the Series C preferred stock in accordance with their terms, and redeem equity securities in an aggregate amount up to $5 million;

     . the making of loans or advances to, transferring properties to, or guaranteeing any indebtedness of the Company's subsidiaries other than subsidiaries related to the Company's satellite radio business;

     . any change in the principal nature of the business of the Company or its subsidiaries to a business other than the satellite radio business or a business related thereto;

     . any transactions with affiliates, other than those on an arm's length basis and as to which approval of a majority of the disinterested directors has been received for transactions in excess of $5 million, and a fairness opinion has been received for transactions in excess of $20 million (transactions with affiliates do not include transactions (including employment agreements or arrangements or employee benefit plans) in the ordinary course of business approved by a majority of the disinterested directors, transactions between or among the Company and its wholly-owned subsidiaries, payment of reasonable directors' fees and provisions of customary indemnification for directors, officers and employees of the Company, and pre-existing contractual arrangements and any renewals, extensions, implementations or modifications thereof that are not materially adverse to the Series C holders and

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



               that have been approved by a majority of the disinterested directors);

          . the sale or transfer of all or substantially all of the assets of the Company and its subsidiaries;

          . entering into any transaction that would result in any subsidiary of the Company not being wholly owned by the Company other than pledges of common stock in connection with any financing transaction; and

          . agreement or commitment of the Company to do any of the foregoing.

     Redemption. The Series C preferred stock may not be required to be redeemed for four and a half years. The Series C preferred stock may be redeemed for cash, or, at the holder's option, in shares of our Class A common stock issued at the conversion price or in a combination thereof, at our option after four and a half years at redemption prices ranging from 100.000% to 105.775% of the liquidation preference plus accumulated and unpaid dividends. Unless it has already been redeemed or converted, the Series C preferred stock will be mandatorily redeemed by us, in common stock, on February 1, 2012, at a redemption price equal to 100% of the liquidation preference, together with accumulated and unpaid dividends to the mandatory redemption date.


     Dividends. The holders of Series C preferred stock will be entitled to receive, when, as and if dividends are declared by the board of directors out of funds legally available therefor, cumulative dividends from the issue date of the Series C preferred stock accruing at the rate per annum of 8.25% of the liquidation preference per share, payable in arrears. The affirmative vote of the primary Series C investor and holders of at least 60% of the outstanding Series C preferred stock will be required for any declaration or payment of dividends on the Series C preferred stock, except during a liquidation event. Dividends are payable in cash. Holders of Series C preferred stock are also entitled to receive dividends, on an as converted basis, at any time that a dividend is declared with respect to the Company's common stock and will receive such dividend before any dividend is paid on the common stock. If the Company fails to make required payments on the Series C preferred stock, or, after a 30-day notice and cure period, fails to observe the Series C voting requirements or perform under its covenants with the Series C holders, the dividend rate increases to 10.25% during the first year of the event of noncompliance and to 12.25% thereafter. Once the noncompliance is cured, the dividend rate reverts to 8.25%.


     Conversion. The shares of Series C preferred stock are convertible at the holders' option at any time into shares of our Class A common stock at the conversion price then in effect. Currently the conversion price is $26.50. The conversion price is subject to adjustment upon stock splits and combinations, certain dividend payments and distributions in common stock, indebtedness, securities or assets. The conversion price is also subject to weighted average anti-dilution adjustments if the Company issues common stock or common stock-linked securities at a price less than 100% of the Series C conversion price. Upon a change of control, each holder of Series C preferred stock has the option to convert all, but not less than all, of such holder's shares of Series C preferred stock at the applicable redemption price. After two years, upon the fiftieth consecutive day that the common stock trading price equals or exceeds $50 per share, the Company has the option to convert each share of Series C preferred stock at a conversion rate equal to the liquidation preference plus accumulated and unpaid dividends for four and a half years multiplied by 105.775% divided by the conversion price.

     Liquidation Rights. Each share of Series C preferred stock has a "liquidation preference" of $1,000, which is the amount a holder of one share of Series C preferred stock would be entitled to receive if we were liquidated, plus any accrued dividends. Upon the voluntary or involuntary liquidation, dissolution, winding up or sale of the Company or reduction or decrease in the Company's capital stock resulting in a distribution of assets to the holders of any class or series of the Company's capital stock, holders of the Series C preferred stock will be entitled to be paid, out of the Company's assets available for distribution, the greater of (i) the liquidation preference per share plus an amount equal to all accumulated and unpaid dividends multiplied by the applicable redemption price per share and (ii) the amount the holders of Series C preferred stock would have been entitled to receive if such holders had converted upon a liquidation event before any distribution is made on any junior securities, including common stock.

     Ranking. The Series C preferred stock ranks senior to all classes of common stock, the Series A preferred stock and any other class or series of common or preferred stock issued hereafter, the terms of which do not expressly provide that it will rank senior to the Series C preferred stock. The Series C preferred stock ranks on a parity with the

Company's Series B preferred stock and any other class or series of common or preferred stock issued hereafter, the terms of which expressly provide that it will rank on a parity with the Series C preferred stock. The Series C preferred stock ranks junior to each class or series of preferred stock issued hereafter, the terms of which expressly provide that such class or series will rank senior to the Series C preferred stock.

     Registration Rights. Holders of the Series C preferred stock have the right to demand registration of the shares of Class A common stock issuable upon conversion of their Series C preferred stock beginning one year after the Series C issuance. This right is subject to the Company's right to defer the timing of a demand registration statement and an underwriters' right to cut back shares in an underwritten offering. In certain instances, if a demand registration is cut back by more than 75% of the number of shares originally requested to be registered, then the party requesting registration shall be entitled to one additional demand registration request. The Series C holders also have rights to demand registration upon a change of control of the Company and to include their Class A common stock in special registered offerings initiated by the Company, other than an offering relating to high yield debt.


     Trading. We have not applied and do not intend to apply for the listing of the Series C preferred stock on any securities exchange.

     As of August 15, 2000, there were 235,000 shares of our Series C preferred stock outstanding.

Warrants

     In February 2000, we issued a warrant to Sony exercisable for shares of our Class A common stock. The warrant will vest at the time that we attain our millionth customer, and the number of shares underlying the warrant will be determined by the percentage of XM Radios that have a Sony brand name as of the vesting date. If Sony achieves its maximum performance target, it will receive 2% of the total number of shares of our Class A common stock on a fully-diluted basis upon exercise of the warrant. The exercise price of the Sony warrant will equal 105% of fair market value of our Class A common stock on the vesting date, determined based upon the 20-day trailing average. The Sony warrant also grants certain registration rights to Sony for the shares of Class A common stock issuable upon exercise of the warrant.

     In March 2000, we and XM completed a unit offering, which units included the warrants registered by the registration statement of which this prospectus is a part and which are discussed below under the caption "Description of the Warrants."

Certain Provisions of Our Certificate of Incorporation and Bylaws

Certificate of Incorporation

     Our certificate of incorporation permits our board of directors without stockholder approval to issue shares of preferred stock up to the number of shares authorized for issuance in our certificate of incorporation, except as limited by Nasdaq rules. We could use these additional shares for a variety of corporate purposes. These purposes include future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. Our ability to issue these shares of preferred stock could make it more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

     Federal communications law prohibits the holding of a broadcast license by a corporation of which more than 20.0% of the capital stock is owned directly or beneficially by aliens. Where a corporation controls another entity that holds such an FCC license, such corporation may not have more than 25.0% of its directors as aliens and may not have more than 25.0% of its capital stock owned directly or beneficially by aliens, in each case, if the FCC finds that the public interest would be served by such prohibitions. Failure to comply with these requirements may result in the FCC issuing an order requiring divestiture of alien ownership to bring a company into compliance with federal law. In addition, fines or a denial of renewal, or revocation of the license are possible. Although we are not currently subject to these foreign ownership restrictions, in order to provide flexibility should our regulatory status change our restated certificate of incorporation permits the redemption of common stock from stockholders where necessary to protect our license.

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

Bylaws

     As currently in effect, our bylaws require that the number of directors be as provided in our shareholders' agreement. See "Management--Provisions Governing the Board of Directors." Our bylaws provide that special meetings of the stockholders may be called by the board of directors, by stockholders holding at least 15% of the outstanding common stock or by the chief executive officer or the president. The bylaws may be amended or repealed, or new bylaws may be adopted, by the stockholders or the board of directors, subject to our shareholders' agreement. If there is a conflict between the bylaws and the shareholders' agreement, the latter will govern.

Stockholder Actions

     Except as otherwise expressly provided in our certificate of incorporation or bylaws, resolutions may be adopted at stockholders' meetings by the affirmative vote of a simple majority of the aggregate number of votes represented by all shares entitled to vote thereon and represented, in person or by proxy, at the meeting. Our bylaws establish special advance notice procedures for stockholders who wish to make director nominations or bring other business before a stockholder meeting. In addition, stockholders may act by written consent without a meeting if approved by the holders of a majority of the aggregate number of votes represented by all shares entitled to vote thereon, provided that notice of any such action must be subsequently furnished to all stockholders if such approval was not unanimous.

     Directors may be elected by a plurality of votes cast by stockholders at a meeting or by written consent, assuming a quorum is present, in person or by proxy, or acting by written consent. The quorum required for a meeting or action by written consent of stockholders consists of stockholders holding a majority of the issued and outstanding shares present in person or by proxy and entitled to vote. Stockholders' meetings are convened upon advance notice of at least 10 days and not more than 60 days.

Limitation of Liability and Indemnification Matters

     Our certificate of incorporation provides that directors shall not be personally liable to us or its stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability

     . for any breach of the director's duty of loyalty to the company or its stockholders;

     . for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     . under a provision of Delaware General Corporation Law relating to unlawful payment of dividends or unlawful stock purchase or redemption of stock; or

     . for any transaction from which such director derived an improper personal benefit.

As a result of this provision, we and our stockholders may be unable to obtain monetary damages from a director for breach of his or her duty of care.

     In addition, our certificate of incorporation and bylaws provide for the indemnification of directors and officers and any director or officer who is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise to the full extent authorized or permitted by the laws of Delaware against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any threatened, pending or completed action, suit or proceeding to which such person was or is made a party or is threatened to be made a party by reason of serving in any of the foregoing capacities. The indemnification includes, to the full extent authorized or permitted by the Delaware General Corporation Law, payment by us of the expenses in advance of any proceeding. In addition, we have entered or will enter into indemnification agreements with our directors and executive officers that provide indemnification in addition to the indemnification provided in our bylaws. Under the bylaws, we may, but are not obligated to, maintain insurance, at their expense, for the benefit of the company and of any person to be indemnified by the company.

Transfer Agent and Registrar

     The transfer agent and registrar for the Class A common stock and the warrants is BankBoston, N.A.

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

                          DESCRIPTION OF THE WARRANTS

     The warrants were issued pursuant to a warrant agreement dated March 15, 2000, between us and the United States Trust Company of New York as warrant agent. The following summary of certain provisions of the warrant agreement is not complete and is qualified in its entirety by reference to the warrant agreement. A copy of the warrant agreement may be obtained by contacting XM Satellite Radio Holdings Inc., at 1500 Eckington Place, N.E., Washington, D.C. 20002, Attention: General Counsel.

General


     Each warrant, when exercised, will entitle the holder thereof to purchase 8.285948 fully paid and non-assessable shares of our Class A common stock at an exercise price of $47.94 per share. The exercise price and the number of shares of our Class A common stock issuable upon exercise of a warrant are both subject to adjustment in certain circumstances described below. The warrants will entitle the holders thereof to purchase shares of our Class A common stock representing an aggregate beneficial ownership of approximately 3.9% of our issued and outstanding common stock on a diluted basis as described below under "-- Amendment."

     The warrants may be exercised at any time on or after September 16, 2000. Unless earlier exercised, the warrants will expire on March 15, 2010. We will give notice of expiration not less than 90 nor more than 120 days before the expiration date to the registered holders of the then outstanding warrants. If we fail to give the notice when required, the warrants will not expire until 90 days after notice is given. The warrants will not trade separately from the senior secured notes until the separation date.

     In order to exercise all or any of the warrants, the holder is required, in the case of a definitive warrant, to surrender to the warrant agent the certificate representing the warrants to be exercised, and in the case of a global warrant, to comply with the applicable procedures set forth in the warrant agreement in each case with the accompanying form of election to purchase properly completed and executed, and to pay in full the exercise price for each share of our Class A common stock or other securities issuable upon exercise of the warrants. The exercise price may be paid:

          (i) in cash or by certified or official bank check or by wire transfer to an account that we have designated for that purpose; or

          (ii) without the payment of cash, by reducing the number of shares of our Class A common stock that would be obtainable upon the exercise of a warrant and payment of the exercise price in cash so as to yield a number of shares of our Class A common stock upon the exercise of the warrant equal to the product of (a) the number of shares of our Class A common stock for which the warrant is exercisable as of the date of exercise (if the exercise price were being paid in cash) and (b) the cashless exercise ratio.



     The cashless exercise ratio shall equal a fraction, the numerator of which is the excess of the current market value per share of our Class A common stock on the exercise date over the exercise price per share as of the exercise date and the denominator of which is the current market value per share of our Class A common stock on the exercise date. When the holder thereof surrenders a warrant certificate representing more than one warrant in connection with the option to elect a cashless exercise, the number of shares of our Class A common stock deliverable upon a cashless exercise shall be equal to the number of shares of our Class A common stock issuable upon the exercise of warrants that the holder specifies are to be exercised pursuant to a cashless exercise multiplied by the cashless exercise ratio. All provisions of the warrant agreement shall be applicable with respect to a surrender of a warrant certificate pursuant to a cashless exercise for less than the full number of warrants represented thereby. When the holder thereof surrenders the warrant certificate and pays the exercise price, we will deliver or cause to be delivered to such holder, or upon such holder's written order, a stock certificate representing 8.024815 shares of our Class A common stock for each warrant evidenced by such warrant certificate, subject to adjustment as described herein. If the holder exercises less than all of the warrants evidenced by a warrant certificate, a new warrant certificate will be issued to such holder for the remaining number of warrants. No fractional shares of our Class A common stock will be issued upon exercise of the warrants. At the time of exercise, we will pay the holder an amount in cash equal to the current market value of any such fractional share of our Class A common stock.

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

     If a holder's warrants are not exercised such holder will not be entitled to receive dividends, to vote, to consent, to exercise any preemptive rights or to receive notice as a stockholder in respect of any stockholders meeting for the election of our directors or any other purpose, or to exercise any other rights whatsoever as a stockholder.

     Certificates for warrants will be issued in fully registered form only.
No service charge will be made for registration of transfer or exchange upon surrender of any warrant certificate at the office of the warrant agent maintained for that purpose. We may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any registration of transfer or exchange of warrant certificates.

     In the event a bankruptcy or reorganization is commenced by or against us, a bankruptcy court may hold that unexercised warrants are executory contracts that may be subject to our rejection with approval of the bankruptcy court. As a result, a holder may not, even if sufficient funds are available, be entitled to receive any consideration or may receive an amount less than such holder would be entitled to receive if such holder had exercised such holder's warrants before the commencement of any such bankruptcy or reorganization.

Adjustments

     The number of shares of our Class A common stock issuable upon the exercise of the warrants and the exercise price will be subject to adjustment in certain circumstances, including:

          (i) our payment of dividends and other distributions on our Class A common stock payable in common stock or other equity interests;

          (ii) subdivisions, combinations and certain reclassifications of our Class A common stock;

          (iii) the issuance to all holders of our Class A common stock of rights, options or warrants entitling them to subscribe for additional shares of common stock, or of securities convertible into or exercisable or exchangeable for additional shares of our Class A common stock at an offering price (or with an initial conversion, exercise or exchange price plus such offering price) that is less than the then current market value per share of our Class A common stock;

          (iv) the distribution to all holders of our Class A common stock of any of our assets (including cash), our debt securities or any rights or warrants to purchase any securities (excluding those rights, options and warrants referred to in clause (iii) above and cash dividends and other cash distributions from current or retained earnings);

          (v) the issuance of shares of our Class A common stock for a consideration per share that is less than the then current market value per share of our Class A common stock; and

          (vi) the issuance of securities convertible into or exercisable or exchangeable for our Class A common stock for a conversion, exercise or exchange price per share that is less than the then current market value per share of our Class A common stock.


     The events described in clauses (v) and (vi) above are subject to certain exceptions described in the warrant agreement, including, without limitation, certain bona fide public offerings and private placements, issuances of our Class A common stock under any option, warrant, right or convertible security exercisable upon issuance of the warrants and certain issuances of our Class A common stock pursuant to employee stock incentive plans.

     No adjustment in the exercise price will be required unless the adjustment would result in an increase or decrease of at least 1% in the exercise price; provided, however, that any adjustment that is not made as a result of this paragraph will be carried forward and taken into account in any subsequent adjustment. In addition, we may at any time reduce the exercise price (but not to an amount that is less than the par value of our Class A common stock) for any period of time (but not less than 20 business days) as deemed appropriate by our board of directors.

     If we consolidate or merge, or sell all or substantially all of our assets to another person, each warrant will thereafter be exercisable for the right to receive the kind and amount of shares of stock or other securities or property to which the holder thereof would have been entitled as a result of such consolidation, merger or sale had the warrants been exercised immediately prior thereto. However, if (i) we consolidate, merge or sell all or substantially all of our assets to another person and, in connection therewith, the consideration payable to the holders of our Class A common stock in exchange for their shares is payable solely in cash or (ii) we dissolve, liquidate or wind-up, then holders of the warrants will be entitled to receive distributions on an equal basis with the holders of our Class A common stock or other securities issuable upon exercise of the warrants, as if the warrants had been exercised immediately before such event, less the exercise price. Upon receipt of such payment, if any, the warrants will expire and your rights will cease. In the case of any such consolidation, merger or sale of assets, the surviving or acquiring person and, if we dissolve, liquidate or wind-up, the company must deposit promptly with the warrant agent the funds, if any, required to pay the holders. After the funds and the surrendered warrant certificates are received, the warrant agent is required to deliver a check in the appropriate amount (or, in the case of consideration other than cash, such other consideration as is appropriate) to such persons as the warrant agent may be directed by the holders in writing.

     In the event of a taxable distribution to holders of our Class A common stock that results in an adjustment to the number of shares of our Class A common stock or other consideration for which a warrant may be exercised, holders may, in certain circumstances, be deemed to have received a distribution subject to United States federal income tax as a dividend. See "Certain United States Federal Income Tax Considerations."

Amendment

     Any amendment or supplement to the Warrant that has an adverse effect on the interests of holders will require the written consent of the holders of a majority of the then outstanding warrants (excluding any warrants held by us or any of our affiliates). Notwithstanding the foregoing, from time to time, we and the warrant agent, without consent of the holders, may amend or supplement the warrant agreement for certain purposes, including to cure any ambiguities, defects or inconsistencies or to make any change that does not adversely affect your rights. The consent of each holder of the warrants affected will be required for any amendment pursuant to which the exercise price would be increased or the number of shares of our Class A common stock issuable upon exercise of the warrants would be decreased (other than pursuant to adjustments provided for in the warrant agreement) or the exercise period with respect to the warrants would be shortened.

     It is the intent of the warrant agreement to provide that, on and as of the closing date, the number of warrant shares into which the warrants are exercisable represents 3.9% of the issued and outstanding shares of common stock on a fully diluted basis. For purposes of this paragraph, the phrase "on a fully diluted basis" shall include any and all options, warrants or other rights to acquire common equity, whether or not exercisable on the closing date but excluding all such options, warrants (other than the warrants) or other rights to acquire common equity at an exercise or conversion price greater than the exercise price of the warrants as of the closing date, as adjusted. If either
(i) the issuance of the warrants causes the application of the anti-dilution provisions of any of our warrants, options or convertible securities outstanding as of the closing date to result in an increase in the number of shares of our common stock issuable thereunder or (ii) after the closing date the exercise price of our then outstanding warrants, options or convertible securities is adjusted to an exercise price equal to or less than the exercise price of the warrants, such additional shares of our Class A common stock, or such shares of our Class A common stock issuable upon the exercise or conversion of such warrants, options or convertible securities, as the case may be, will be included in all the calculation of our common stock on a fully diluted basis, then the number of warrant shares issuable upon exercise of each warrant automatically shall be adjusted upward by an amount sufficient to bring the total number of warrant shares issuable pursuant to the warrant agreement to a number representing 3.9% of the then issued and outstanding shares of our common stock on a fully diluted basis.

Registration Rights

     Pursuant to the warrant agreement and the warrant registration rights agreement, we have filed this shelf registration statement to cover the resale of the warrant and the issuance of our Class A common stock upon the exercise of the warrants. We are obligated to use our best efforts to keep this registration statement effective until the earlier either all of the warrants and Warrant Shares cease to be transfer restricted or April 1, 2010. If we do not comply with our obligations under the warrant registration rights agreement we will be required to pay liquidated damages to holders of the warrants under certain circumstances. There can be no assurance we will be able to keep a registration statement continuously effective for the required period. In addition, we will be able to suspend the warrant registration statement for up to two consecutive 45-day periods during any 365-day period under certain circumstances.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS



     The following is a general discussion of some important U.S. federal income tax considerations relating to the purchase, ownership and disposition of the warrants and/or shares of common stock that are received upon the exercise of the warrants to initial purchasers thereof (as defined below). This discussion is based on currently existing provisions of the Internal Revenue Code (the "Code"), existing, temporary and proposed Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect or proposed on the date hereof and all of which are subject to change, possibly with retroactive effect, or different interpretations. This discussion generally does not address the tax consequences to subsequent purchasers of warrants (or shares of common stock that are received upon the exercise of the warrants) and is limited to purchasers who purchased warrants at their "issue price," as defined below under "Allocation of Purchase Price Between notes and warrants", and hold such warrants (or shares of common stock that are received upon the exercise of the warrants) as capital assets, within the meaning of section 1221 of the Code. Moreover, this discussion is for general information only and does not address all of the tax consequences that may be relevant to particular initial purchasers in light of their personal circumstances or to certain types of initial purchasers who are subject to special rules, such as certain financial institutions, insurance companies, tax-exempt entities, traders or dealers in securities or currencies, certain U.S. expatriates and U.S. holders whose "functional currency" is not the U.S. dollar. This discussion does not address the tax consequences of the law of any state, locality or foreign jurisdiction.



     ALL PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE WARRANTS (OR SHARES OF COMMON STOCK THAT ARE RECEIVED UPON THE EXERCISE OF THE WARRANTS), INCLUDING THE APPLICABILITY OF ANY FEDERAL TAX LAWS OR ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND ANY CHANGES (OR PROPOSED CHANGES) IN APPLICABLE TAX LAWS OR INTERPRETATIONS THEREOF.


                                 U.S. HOLDERS

     As used herein, a "U.S. holder" is a beneficial owner of a warrant (or shares of common stock that are received upon the exercise of the warrant) that is, for U.S. federal income tax purposes:

     .    an individual citizen or resident of the United States;

     . a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof (unless in the case of a partnership, applicable Treasury Regulations provide otherwise);

     . an estate the income of which is subject to U.S. federal income taxation regardless of source;

     . a trust if both (A) a United States court is able to exercise primary supervision over the administration of the trust, and (B) one or more United States persons have the authority to control all substantial decisions of the trust (including specified trusts in existence on August 20, 1996 and treated as United States persons prior to that date and that timely elected to continue to be treated as United States persons).

Allocation of purchase price between notes and warrants


     For U.S. federal income tax purposes, the purchase of a unit consisting of a note and a warrant is treated as the purchase of an "investment unit." The issue price of a unit for U.S. federal income tax purposes is the first price at which a substantial amount of units is sold, excluding sales to bond holders, brokers or similar persons acting as underwriters, placement agents or wholesalers. The issue price of a unit must be allocated between the note and the warrant based on the relative fair market values of each such component of the unit on the issue date. Pursuant to Treasury Regulations issued under provisions of the Code relating to original issue discount (the "OID Regulations"), each U.S. holder for U.S. federal income tax purposes will be bound by XM's and Holdings' allocation unless such holder discloses on a statement attached to its tax return for the taxable year that includes the acquisition date of such unit that its allocation differs from that of XM and Holdings. We believe that the aggregate issue price of each unit should be allocated $797.70 to the note and $202.30 to the warrant. We cannot assure you that the IRS will accept XM's allocation. If XM's allocation were successfully challenged by the IRS, the gain or loss on the sale or disposition of a warrant would be different from that resulting under the allocation determined by XM and Holdings.


The warrants

     Exercise of warrants and ownership of common stock. Upon the exercise of a warrant, a U.S. holder will not recognize gain or loss, except to the extent of cash, if any, received in lieu of the issuance of fractional shares of common stock, and will have an adjusted tax basis in the common stock acquired pursuant to such exercise equal to such U.S. holder's tax basis in the warrant, which will equal the portion of the issue price of the unit properly allocable to the warrant, as described above, plus the exercise price of the warrant. The holding period for such common stock so acquired will generally commence on the date after the date of exercise of the warrant. If any cash is received in lieu of fractional shares of common stock, the U.S. holder will recognize gain or loss in an amount and of the same character that such U.S. holder would have recognized if such U.S. holder had received such fractional shares and then immediately sold them for cash back to Holdings. Similarly, upon the sale of common stock received upon exercise of a warrant, a U.S. holder will recognize capital gain or loss equal to the difference between the amount realized upon the sale and such U.S. holder's tax basis in the common stock. Distributions made with respect to the common stock will constitute dividends to the extent paid out of current or accumulated earnings and profits of Holdings, as determined for U.S. federal income tax purposes. To the extent that a distribution exceeds the earnings and profits of Holdings, it will be treated as a nontaxable return of capital to the extent of the U.S. holder's adjusted tax basis in the common stock and the excess, if any, will be treated as capital gain.

     If a U.S. holder of warrants acquires shares of common stock through a cashless exercise of warrants, the U.S. holder may recognize gain or loss equal to the excess of the fair market value of the warrants deemed surrendered to pay the exercise price over the U.S. holder's tax basis in such warrants. Alternatively, a cashless exercise of warrants may be treated as a tax-free exchange of warrants for common stock. Under such treatment, it is possible that a U.S. holder may have a holding period in shares of common stock that included the holding period of warrants surrendered in the cashless exercise of such warrants. If a U.S. holder exercises a warrant with a combination of the payment of cash and through a cashless exercise, the transaction may be divided into the applicable number of parts with each part treated as described above.

     Sale or repurchase. The sale of a warrant will result in the recognition of capital gain or loss to the U.S. holder in an amount equal to the difference between the amount realized and such U.S. holder's tax basis in the warrant, which will equal the portion of the issue price of the unit properly allocable to the warrant, as described above. With respect to non-corporate U.S. holders, capital gain is subject to reduced rates of tax if the warrant was held for more than twelve months, and the deductibility of capital losses is subject to limitations. It is unclear whether the repurchase of a warrant by Holdings would be treated as a sale or exchange. If it were not so treated, any gain or loss to a U.S. holder on such repurchase would be treated as ordinary income or loss.

     Lapse. If a warrant expires unexercised, a U.S. holder will recognize a capital loss equal to such U.S. holder's tax basis in the warrant. Such capital loss may, subject to certain limitations, be used to offset capital gains, if any, otherwise realized by a U.S. holder.

     Adjustments. Under Section 305 of the Internal Revenue Code, adjustments to the exercise price or conversion ratio of the warrants which occur under certain circumstances, or the failure to make such adjustments, may result in the receipt of taxable constructive dividends by a U.S. holder, subject to a possible dividends received deduction in the case of corporate U.S. holders, to the extent of Holdings current or accumulated earnings and profits, regardless of whether there is a distribution of cash or property.

     NON-U.S. HOLDERS

     The following discussion summarizes certain United States federal income tax consequences relevant to a Non-

U.S. holder of a warrant or common stock acquired through exercise of a warrant. As used herein, a "Non-U.S. holder" is a beneficial owner of a warrant (or shares of common stock that are received upon the exercise of the warrant) that is not a U.S. holder.

     This discussion does not deal with all aspects of United States federal income taxation that may be relevant to any particular Non-U.S. holder in light of that holder's personal circumstances with respect to such holder's purchase, ownership or disposition of the warrants or common stock acquired through exercise of a warrant, or with respect to exercising a warrant, including such holder holding the warrant or common stock acquired through exercise of a warrant through a partnership. For example, persons who are partners in foreign partnerships and beneficiaries of foreign trusts or estates who are subject to United States federal income tax because of their own status, such as United States residents or foreign persons engaged in a trade or business in the United States, may be subject to United States federal income tax even though the entity is not subject to such tax.


Sale or Redemption of Warrants or Common Stock; Exercise of Warrants

     Except as described below and subject to the discussion concerning backup withholding, a Non-U.S. holder generally will not be subject to withholding of United States federal income tax with respect to any gain realized upon the sale or redemption of warrants or common stock acquired on the exercise of warrants or from the exercise of a warrant. Further, a Non-U.S. holder generally will not be subject to United States federal income tax with respect to any such gain unless (i) the gain is effectively connected with a United States trade or business of such Non-U.S. person (and, if a tax treaty applies, is attributable to a U.S. permanent establishment of the Non-U.S. holder), (ii) subject to certain exceptions, the Non-U.S. holder is an individual who holds the warrant or common stock as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition, (iii) the Non-U.S. holder is subject to tax pursuant to the provisions of United States tax law applicable to certain United States expatriates, or (iv) the common stock constitutes a United States real property interest by reason of Holdings status as a "United States real property holding corporation" ("USRPHC") for federal income tax purposes at any time within the shorter of the five-year period preceding such disposition or such Non-U.S. holder's holding period for such common stock. Holdings does not believe that it is or it will become a USRPHC for federal income tax purposes.


Dividends on Common Stock

Any distribution on common stock to a Non-U.S. holder will generally be subject to United States federal income tax withholding at a rate of 30%, unless (i) a lower rate is provided by an applicable tax treaty or (ii) the distribution is effectively connected with the conduct of a trade or business in the United States by the Non-U.S. holder, in which case the distribution may be subject to graduated U.S. federal income tax as if such amounts were earned by a U.S. holder and, for corporate Non-U.S. holders, may also be subject to an additional 30% branch profits tax (on a lower rate provided by an applicable treaty). For either of these exceptions to apply, the Non-U.S. holder may be required to provide a properly executed certificate claiming the benefits of a treaty or exemption (currently Form 1001 (or W-8BEN) or 4224 (or W-8ECI), as applicable).


Information reporting and backup withholding

     In general, information reporting requirements will apply to payments of dividends on common stock and payments of the proceeds of the sale of a warrant or common stock to certain non-corporate U.S. holders, and a 31% backup withholding tax may apply to such payments if the U.S. holder (i) fails to furnish or certify his correct taxpayer identification number to the payer in the manner required, (ii) is notified by the IRS that he has failed to report payments of interest or dividends properly, or (iii) under certain circumstances, fails to certify that he has not been notified by the IRS that he is subject to backup withholding for failure to report interest or dividend payments.

     Information reporting requirements will apply to payments of dividends to Non-U.S. holders where such dividends are subject to withholding or are exempt from U.S. withholding tax pursuant to a tax treaty. Backup withholding may apply to payments of dividends on common stock to Non-U.S. holders unless they certify their foreign status or qualify for a treaty benefit. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. holder resides.

     The payment of proceeds from the disposition of warrants or common stock to or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies as to its non-U.S. status under penalty of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of a warrant or common stock to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless such broker is (i) a "controlled foreign corporation" for U.S. federal income tax purposes, or (ii) a foreign person 50% or more of whose gross income from all sources for the 3-year period ending with the close of its taxable year preceding the payment, or for such part of the period that the broker has been in existence, is derived from activities that are effectively connected with the conduct of a U.S. trade or business (a "U.S. related person").

     In the case of the payment of proceeds from the disposition of warrants or common stock to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, Treasury regulations require information reporting on the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S. holder and the broker has no knowledge to the contrary.

     Holders of warrants (or holders of common stock received upon exercise of the warrants) should be aware that the Treasury Department promulgated revised final regulations regarding the withholding and information reporting rules discussed above. In general, the final regulations do not significantly alter the substantive withholding and information reporting requirements but unify certain certification procedures and forms and clarify reliance standards. The final regulations would generally be effective for payments made after December 31, 2000, subject to certain transition rules should consult their tax advisors regarding the application of such Treasury regulations.

     Any amounts withheld under the backup withholding rules from a payment to a holder would be allowed as a refund or a credit against such holder's federal income tax liability, provided the required information is furnished to the IRS.

                                SELLING HOLDERS

          The warrants were originally issued and sold by the initial purchasers in a transaction exempt from the registration requirements of the Securities Act to persons reasonably believed by such initial purchasers to be qualified institutional buyers. Selling holders, which term includes their transferees, pledgees or donees or their successors, may from time to time offer and sell pursuant to this prospectus any or all of the warrants and common stock receivable from exercise of the warrants.

          The following table sets forth the name of each selling holder, any material relationship of such holder with us, and the following information as of August 21, 2000:

 .  the number of warrants owned by each selling holder;

 . the maximum number of warrants which may be offered for the account of such selling holder under this prospectus;

 .  the amount of common stock owned by each selling holder; and

 . the maximum amount of common stock which may be offered for the account of such selling holder under this prospectus.

          This information with respect to each selling holder is based upon information provided by or on behalf of such selling holder. The selling holders may offer all, some or none of the warrants or common stock issuable upon exercise of the warrants. Because the selling holders may offer all or some portion of the warrants or the common stock, we cannot estimate the amount of warrants or common stock that will be held by the selling holders upon termination of sales pursuant to this prospectus. In addition, the selling holders identified below may have sold, transferred or otherwise disposed of all or a portion of their warrants since the date on which they provided the information regarding their warrants in transactions exempt from the registration requirements of the Securities Act.

   Name of Selling                     Warrants                                       Common Stock
     Stockholder                  Beneficially Owned            Warrants           Beneficially Owned            Common Stock
     -----------
                                Prior to the Offering        Offered Hereby      Prior to the Offering (1)     Offered Hereby (2)
                                ---------------------        --------------      ---------------------         --------------
American Express Trust                  1,900                     1,900                  15,743                     15,743
Company

Bank of New York                       19,570                    19,570                 162,156                    162,156

Bankers Trust Company                  14,490                    14,490                 120,063                    120,063

Bear, Stearns Securities               13,905                    13,905                 115,216                    115,216
Corp.

Boston Safe Deposit and                10,555                    10,555                  87,458                     87,458
Trust Company

Brown Brothers Harriman &                 900                       900                   7,457                      7,457
Co.

Carty & Company, Inc.                     250                       250                   2,071                      2,071

Chase Bank of Texas, N.A.              12,000                    12,000                  99,431                     99,431

Chase Manhattan Bank                   30,510                    30,510                 252,804                    252,804

Chase Manhattan Bank, Trust             4,000                     4,000                  33,144                     33,144

Citibank, N.A.                         26,380                    26,380                 218,583                    218,583

Credit Suisse First Boston              3,000                     3,000                  24,858                     24,858
Corporation

Custodial Trust Company                 4,000                     4,000                  33,144                     33,144

Donaldson, Lufkin and                   6,050                     6,050                  50,130                     50,130
Jenrette Securities
Corporation

Firstar Bank, N.A.                      3,050                     3,050                  25,272                     25,272

Fleet National Bank                        60                        60                     497                        497

FUNB - Phila. Main                        500                       500                   4,143                      4,143

Investors Bank & Trust                  9,500                     9,500                  78,717                     78,717
Company

J.P. Morgan Securities Inc.             1,500                     1,500                  12,429                     12,429

Lehman Brothers, Inc.                  14,150                    14,150                 117,246                    117,246

LBI-Lehman Government                   1,250                     1,250                  10,357                     10,357
Securities, Inc.

Mercantile-Safe Deposit &                 745                       745                   6,173                      6,173
Trust Company

Merrill Lynch Professional              2,000                     2,000                  16,572                     16,572
Clearing Corp.

Merrill Lynch SFKPG                     6,000                     6,000                  49,716                     49,716

Merrill Lynch PFS/DS                   17,750                    17,750                 147,076                    147,076

Morgan Stanley & Co.                      175                       175                   1,450                      1,450
Incorporated

Northern Trust Company                  2,690                     2,690                  22,289                     22,289

Paine Webber Incorporated               1,500                     1,500                  12,429                     12,429

PNC Bank, National                      5,675                     5,675                  47,023                     47,023
Association

Prudential Securities                  12,150                    12,150                 100,674                    100,674
Custody

RBC Dominion Securities                 6,000                     6,000                  49,716                     49,716
Corporation

Salomon Smith Barney                    1,950                     1,950                  16,158                     16,158
Inc./Salomon Brothers

SG NY Custody                             250                       250                   2,071                      2,071

State Street Bank and Trust            73,215                    73,215                 606,656                    606,656
Company

SSB/KC                                  5,855                     5,855                  48,514                     48,514

Southwest Securities, Inc.                100                       100                     829                        829

Sumitomo Trust & Banking Co.              275                       275                   2,279                      2,279

Swiss American Securities                 100                       100                     829                        829
Inc.

U.S. Bank National                     10,750                    10,750                  89,074                     89,074

Association

Fifth Third Bank                          300                       300                   2,486                      2,486

Any other holder of
warrants or future
transferee of such
holder (3) (4)


(1) Comprises the shares of common stock owned by each selling holder prior to the offering, including the shares of common stock which are issuable upon exercise of the warrants at an exercise price of $47.94 per share, excluding fractional shares. Fractional shares will not be issued upon exercise of the warrants; rather, cash will be paid in lieu of fractional shares, if any. The exercise price and the number of shares of common stock issuable upon exercise of the warrants are subject to adjustment under specified circumstances, which are described in more detail under "Description of the Warrants - General." Accordingly, the number of shares of common stock issuable upon exercise of the warrants may increase or decrease from time to time.

(2) Assumes issuance of common stock of full amount issuable upon exercise of the warrants at an exercise price of $47.94 per share and the offering of those shares by the selling holder pursuant to this prospectus. The exercise price and the number of shares of common stock issuable upon exercise of the warrants are subject to adjustment under specified circumstances which are described in more detail under "Description of the Warrants - General." Accordingly, the number of shares of common stock issuable upon exercise of the warrants may increase or decrease from time to time. Fractional shares will not be issued upon exercise of the warrants; rather, cash will be paid in lieu of fractional shares, if any. The selling holders may offer and sell pursuant to the prospectus, their warrants, the shares of common stock issued upon exercise of the warrants, or both.

(3) Information concerning other selling holders of warrants will be set forth in prospectus supplements from time to time, as required. No holder may offer warrants pursuant to this prospectus until such holder is included as a selling holder in a supplement to this prospectus in accordance with the registration rights agreement.

(4) Assumes that any other holders of warrants or any future transferee from any such holder does not beneficially own any common stock other than common stock into which the warrants are convertible at the conversion price of $47.94 per share.

     Other than as noted above, none of the selling holders has had any material relationship with us or our affiliates within the past three years. The warrants were initially issued by us in a private transaction on March 15, 2000. All of the warrants were "restricted securities" under the Securities Act prior to this registration.

     We agreed to prepare and file all necessary amendments and supplements to the registration statement to keep it effective until April 1, 2010.

     Information concerning the selling holders may change from time to time and any such changed information will be set forth in supplements to this prospectus if and when necessary. In addition, the per share exercise price, and therefore the number of shares of common stock issuable upon exercise of the warrants, is subject to adjustment under certain circumstances. Accordingly, the number of warrants and the number of shares of common stock issuable upon exercise of the warrants may increase or decrease. We will pay the expenses of registering the warrants and common stock being offered by this prospectus.

                             PLAN OF DISTRIBUTION

     The selling holders and their successors, which term includes their transferees, pledgees or donees or their successors, may sell the warrants and the common stock issuable upon exercise of the warrants directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling holders or the purchasers, which discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

     The warrants and the common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. Such sales may be effected in transactions, which may involve crosses or block transactions:

     . on any national securities exchange or quotation service on which the warrants or the common stock may be listed or quoted at the time of sale,

     .    in the over-the-counter market,

     . in transactions otherwise than on such exchanges or services or in the over-the-counter market,

     . through the writing of options, whether such options are listed on an options exchange or otherwise, or

     .    through the settlement of short sales.

In connection with the sale of the warrants and the common stock issuable upon exercise of the warrants or otherwise, the selling holders may enter into hedging transactions with broker-dealers or other financial institutions which may in turn engage in short sales of the warrants or the common stock issuable upon exercise of the warrants and deliver these securities to close out such short positions, or loan or pledge the warrants or the common stock issuable upon exercise of the warrants to broker-dealers that in turn may sell these securities.

     At the time a particular offering of the warrants or the common stock issuable upon exercise of the warrants is made, a supplement to this prospectus (a "prospectus supplement"), if required, will be distributed which will set forth the aggregate amount of warrants or common stock being offered and the terms of the offering, including the name or names of any underwriters, broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling holders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers. Each broker-dealer that receives the warrants or common stock for its own account pursuant to this prospectus must acknowledge that it will deliver the prospectus and any prospectus supplement in connection with any sale of such warrants or common stock.

     The aggregate proceeds to the selling holders from the sale of the warrants or the common stock issuable upon exercise of the warrants offered by them hereby will be the purchase price of such warrants or common stock less discounts and commissions, if any. Each of the selling holders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of warrants or common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

     Our outstanding common stock is listed for trading on the Nasdaq National Market. We do not intend to list the warrants for trading on any national securities exchange or on the Nasdaq National Market and can give no assurance about the development of any trading market for the warrants.

     In order to comply with the securities laws of certain jurisdictions, if applicable, the warrants and the common stock issuable upon exercise of the warrants may be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the warrants and common stock issuable upon exercise of the warrants may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

     The selling holders and any underwriters, broker-dealers or agents that participate in the sale of the warrants and common stock issuable upon exercise of the warrants may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling holders who are "underwriters" within the meaning of
Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The selling holders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M, and have agreed that they will not engage in any transaction in violation of such provisions.

     In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. A selling holder may not sell any warrants or common stock described herein and may not transfer, devise or gift such securities by other means not described in this prospectus.

     To the extent required, the specific warrants or common stock to be sold, the names of the selling holders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

     We entered into a registration rights agreement for the benefit of holders of the warrants to register their warrants and common stock under applicable federal and state securities laws under particular circumstances and at specified times. The registration rights agreement provides for cross-indemnification of the selling holders and XM Satellite Radio Holdings Inc. and their respective directors, officers and controlling persons against certain liabilities in connection with the offer and sale of the warrants and the common stock, including liabilities under the Securities Act. We will pay all of our expenses and substantially all of the expenses incurred by the selling holders incident to the offering and sale of the warrants and the common stock, provided that each selling holder will be responsible for payment of commissions, concessions and discounts of underwriters, broker-dealers or agents.


                                 LEGAL MATTERS

     Certain legal matters with respect to the warrants and shares of common stock offered by this prospectus will be passed upon for us by Hogan & Hartson L.L.P., Washington, D.C.

                                    EXPERTS

     Our consolidated financial statements as of December 31, 1997, 1998 and 1999 and for the years ended December 31, 1997, 1998 and 1999 and for the period from December 15, 1992 (date of inception) through December 31, 1999, have been included herein and in the registration statement, in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG LLP contains an explanatory paragraph that states that we have not commenced operations and are dependent upon additional debt or equity financings, which raises substantial doubt about our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.


                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934 (the "Exchange Act"). You may read and copy any of the information we file with the SEC at the SEC's public reference rooms at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, at 7 World Trade Center, 13th Floor, New York, New York 10048 and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can also obtain copies of filed documents by mail from the Public Reference Section of the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. We file information electronically with the SEC. Our SEC filings also are available from the SEC's Internet site at http://www.sec.gov, which contains reports, proxy and information statements, and other information regarding issuers that file electronically. Our common stock is quoted on the Nasdaq National Market under the symbol "XMSR," and reports, proxy statements and other information concerning XM Satellite Radio Holdings Inc. can also be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

               XM SATELLITE RADIO HOLDINGS INC. AND SUBSIDIARIES
                         (A Development Stage Company)

Independent Auditors' Report...................................................................................    F-2

Consolidated Balance Sheets....................................................................................    F-3

Consolidated Statements of Operations..........................................................................    F-4

Consolidated Statements of Stockholders' Equity (Deficit)......................................................    F-5

Consolidated Statements of Cash Flows..........................................................................    F-7

Notes to Consolidated Financial Statements.....................................................................    F-9

Condensed Consolidated Balance Sheets as of December 31, 1999 and June 30, 2000 (unaudited)....................   F-24

Unaudited Condensed Consolidated Statements of Operations for the six months ended June 30, 1999 and
2000 and for the period December 15, 1992 (date of inception) to June 30, 2000.................................   F-25

Unaudited Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 1999 and
2000 and for the period December 15, 1992 (date of inception) to June 30, 2000.................................   F-26

Notes to Unaudited Condensed Consolidated Financial Statements.................................................   F-28

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
XM Satellite Radio Holdings Inc. and Subsidiaries:

     We have audited the accompanying consolidated balance sheets of XM Satellite Radio Holdings Inc. and subsidiaries (a development stage company) as of December 31, 1998 and 1999, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 1999, and for the period from December 15, 1992 (date of inception) to December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of XM Satellite Radio Holdings Inc. and subsidiaries (a development stage company) as of December 31, 1998 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999 and for the period from December 15, 1992 (date of inception) to December 31, 1999, in conformity with generally accepted accounting principles.

     The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 11 to the consolidated financial statements, the Company has not commenced operations and is dependent upon additional debt or equity financing, which raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters is also described in note 11. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                             /s/ KPMG LLP


McLean, VA
February 16, 2000,
except for Note 14,
which is as of March 15, 2000

               XM SATELLITE RADIO HOLDINGS INC. AND SUBSIDIARIES
                         (A Development Stage Company)

                          CONSOLIDATED BALANCE SHEETS
                          December 31, 1998 and 1999

                                                                                                  1998           1999
                                                                                              -------------  -------------
                                                                                                 (in thousands, except
                                                                                                      share data)
                                    ASSETS
Current assets:
  Cash and cash equivalents....................................................................   $    310       $ 50,698
  Short-term investments.......................................................................         --         69,472
  Prepaid and other current assets.............................................................        172          1,077
                                                                                                  --------       --------
     Total current assets......................................................................        482        121,247
Other assets:
  System under construction....................................................................    169,029        362,358
  Property and equipment, net of accumulated depreciation and amortization of $57
     and $347..................................................................................        449          2,551
  Goodwill and intangibles, net of accumulated amortization of $0 and $1,220...................         --         25,380
  Other assets.................................................................................        525          3,653
                                                                                                  --------       --------
     Total assets..............................................................................   $170,485       $515,189

          LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable.............................................................................   $ 23,125       $ 23,338
  Accrued expenses.............................................................................        444          1,514
  Due to related parties.......................................................................     13,767             62
  Accrued interest on loans payable............................................................      1,907             --
  Loans payable due to related parties.........................................................     91,546             --
  Royalty payable..............................................................................         --          1,646
  Term loan....................................................................................         34             --
                                                                                                  --------       --------
     Total current liabilities.................................................................    130,823         26,560
Term loan, net of current portion..............................................................         53             --
Subordinated convertible notes payable due to related party....................................     45,583             --
Accrued interest on subordinated convertible notes payable due to related party................      1,209             --
Royalty payable, net of current portion........................................................         --          3,400
Capital lease, net of current portion..........................................................         --            212
                                                                                                  --------       --------
     Total liabilities.........................................................................    177,668         30,172
                                                                                                  --------       --------
Stockholders' equity (deficit):
  Preferred stock, par value $0.01; 60,000,000 shares authorized, 15,000,000 shares designated Series A, no shares and 10,786,504 issued and outstanding at
     December 31, 1998 and 1999................................................................         --            108
  Class A common stock, par value $0.01; 180,000,000 shares authorized, no and
     26,465,333 shares issued and outstanding at December 31, 1998 and 1999....................         --            265
  Class B common stock, par value $0.01; 30,000,000 shares authorized, 125
     (6,689,250 post split) and 17,872,176 shares issued and outstanding at....................         --            179
  December 31, 1998 and 1999
      Class C common stock, par value $0.01; 30,000,000 shares authorized, no shares
        issued and outstanding at December 31, 1998 and 1999...................................         --             --
  Additional paid-in capital...................................................................     10,643        539,187
  Deficit accumulated during development stage.................................................    (17,826)       (54,722)
                                                                                                  --------       --------
        Total stockholders' equity (deficit)...................................................     (7,183)       485,017
                                                                                                  --------       --------
Commitments and contingencies (notes 11 and 12)
        Total liabilities and stockholders' equity (deficit)...................................   $170,485       $515,189
                                                                                                  ========       ========

         See accompanying notes to consolidated financial statements.

               XM SATELLITE RADIO HOLDINGS INC. AND SUBSIDIARIES
                         (A Development Stage Company)

                     CONSOLIDATED STATEMENTS OF OPERATIONS
     Years ended December 31, 1997, 1998 and 1999, and for the period from December 15, 1992 (date of inception) to December 31, 1999

                                                                                                             December 15, 1992
                                                                                                            (date of inception)
                                                            1997             1998              1999         to December 31, 1999
                                                       --------------   ---------------  -----------------  --------------------
                                                                               (in thousands, except share data)
                                                       $           --   $           --   $             --   $                 --
                                                       --------------   ---------------  -----------------  --------------------
Revenue
Operating expenses:
  Research and development........................                 --            6,941              4,274                 11,215
  Professional fees...............................              1,090            5,242              9,969                 16,301
  General and administrative......................                 20            4,010             16,448                 20,478
                                                       --------------   --------------   ----------------   --------------------
     Total operating expenses.....................              1,110           16,193             30,691                 47,994
                                                       --------------   --------------   ----------------   --------------------
     Operating loss...............................             (1,110)         (16,193)           (30,691)               (47,994)
Other income (expense):
  Interest income.................................                 --               26              2,916                  2,942
  Interest expense................................               (549)              --             (9,121)                (9,670)
                                                       --------------   --------------   ----------------   --------------------
     Net loss.....................................     $       (1,659)  $      (16,167)  $        (36,896)  $            (54,722)
                                                       ==============   ==============   ================   ====================
Net loss per share:
  Basic and diluted...............................     $        (0.26)  $       $(2.42)  $          (2.40)
                                                       ==============   ==============   ================
Weighted average shares used in computing
  net loss per share-basic and diluted............          6,368,166        6,689,250   $     15,344,102
                                                       ==============   ==============   ================

See accompanying notes to consolidated financial statements.

               XM SATELLITE RADIO HOLDINGS INC. AND SUBSIDIARIES
                         (A Development Stage Company)

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
     Years ended December 31, 1997, 1998 and 1999, and for the period from December 15, 1992 (date of inception) to December 31, 1999

                                                           Series A             Class A             Class B           Class C
                                                           --------             -------             -------           -------
                                                        Preferred Stock       Common Stock        Common Stock      Common Stock
                                                        ---------------       ------------        ------------      ------------



                                                         Shares     Amount     Shares     Amount   Shares     Amount  Shares Amount
                                                       ----------   ------   ----------   ------  ----------  ------  ------ ------
                                                                                                  (in thousands, except share data)
Issuance of common stock
(December 15, 1992)...................................         --  $    --           --   $   --         100  $   --      --     --
                                                       ----------   ------   ----------   ------  ----------  ------  ------ ------
Balance at December 31, 1992..........................         --       --           --       --         100      --      --     --
Net loss..............................................         --       --           --       --          --      --      --     --
                                                       ----------   ------   ----------   ------  ----------  ------  ------ ------

Balance at December 31, 1993..........................         --       --           --       --         100      --      --     --
Net loss..............................................         --       --           --       --          --      --      --     --
                                                       ----------   ------   ----------   ------  ----------  ------  ------ ------

Balance at December 31, 1994..........................         --       --           --       --         100      --      --     --
Net loss..............................................         --       --           --       --          --      --      --     --
                                                       ----------   ------   ----------   ------  ----------  ------  ------ ------

Balance at December 31, 1995..........................         --       --           --       --         100      --      --     --
Net loss..............................................         --       --           --       --          --      --      --     --
                                                       ----------   ------   ----------   ------  ----------  ------  ------ ------

Balance at December 31, 1996..........................         --       --           --       --         100      --      --     --
Contributions to paid-in capital......................         --       --           --       --          --      --      --     --
Issuance of common stock and capital contributions....         --       --           --       --          25      --      --     --

Issuance of options...................................         --       --           --       --          --      --      --     --
Net loss..............................................         --       --           --       --          --      --      --     --
                                                       ----------   ------   ----------   ------  ----------  ------  ------ ------

Balance at December 31, 1997..........................         --       --           --       --         125      --      --     --
Net loss..............................................         --       --           --       --          --      --      --     --
                                                       ----------   ------   ----------   ------  ----------  ------  ------ ------

Balance at December 31, 1998..........................         --       --           --       --         125      --      --     --
53,514-for-one stock split............................         --       --           --       --   6,689,125      67      --     --
Initial public offering...............................         --       --   10,241,000      102          --      --      --     --
Conversion of Series A convertible debt............... 10,786,504      108   16,179,755      162          --      --      --     --
Conversion of subordinated convertible notes payable
 to related party.....................................         --       --           --       --  11,182,926     112      --     --
Issuance of shares to key executive...................         --       --       14,716       --          --      --      --     --
                                                                        Deficit
                                                                      Accumulated       Total
                                                       Additional       During       Stockholders'
                                                        Paid-in       Development       Equity
                                                        Capital          Stage         (Deficit)
                                                        -------          -----         ---------
Issuance of common stock
(December 15, 1992)................................... $       --      $      --      $       --
                                                       ----------     ----------     -----------
Balance at December 31, 1992..........................         --             --              --
Net loss..............................................         --             --              --
                                                       ----------     ----------     -----------

Balance at December 31, 1993..........................         --             --              --
Net loss..............................................         --             --              --
                                                       ----------     ----------     -----------

Balance at December 31, 1994..........................         --             --              --
Net loss..............................................         --             --              --
                                                       ----------     ----------     -----------

Balance at December 31, 1995..........................         --             --              --
Net loss..............................................         --             --              --
                                                       ----------     ----------     -----------

Balance at December 31, 1996..........................         --             --              --
Contributions to paid-in capital......................        143             --             143
Issuance of common stock and capital contributions....      9,000             --           9,000

Issuance of options...................................      1,500             --           1,500
Net loss..............................................         --         (1,659)         (1,659)
                                                       ----------     ----------     -----------

Balance at December 31, 1997..........................     10,643         (1,659)          8,984
Net loss..............................................         --        (16,167)        (16,167)
                                                       ----------     ----------     -----------

Balance at December 31, 1998..........................     10,643        (17,826)         (7,183)
53,514-for-one stock split............................        (67)            --              --
Initial public offering...............................    114,032             --         114,134
Conversion of Series A convertible debt...............    246,079             --         246,349
Conversion of subordinated convertible notes payable
   to related party...................................    106,843             --         106,955
Issuance of shares to key executive...................        140                            140

Issuance of shares through exercise of stock options..         --       --        1,071       --          --      --      --     --
Issuance of shares through the employee stock
   purchase plan......................................         --       --       28,791        1          --      --      --     --
Increase in FCC license, goodwill and intangibles
   from WorldSpace Transaction........................         --       --           --       --          --      --      --     --
Charge for beneficial conversion feature of note
   issued to Parent...................................         --       --           --       --          --      --      --     --
Non-cash stock compensation...........................         --       --           --       --          --      --      --     --
Net loss..............................................         --       --           --       --          --      --      --     --
                                                       ----------   ------   ----------   ------  ----------  ------  ------  -----

Balance at December 31, 1999.......................... 10,786,504     $108   26,465,333     $265  17,872,176    $179      --  $  --
                                                       ==========   ======   ==========   ======  ==========  ======  ======  =====

Issuance of shares through exercise of stock options..              10             --              10
Issuance of shares through the employee stock
   purchase plan......................................             293
Increase in FCC license, goodwill and intangibles
   from WorldSpace Transaction........................          51,624
Charge for beneficial conversion feature of note
   issued to Parent...................................           5,520
Non-cash stock compensation...........................           4,070             --           4,070
Net loss..............................................              --        (36,896)        (36,896)
                                                            ----------     ----------     -----------

Balance at December 31, 1999..........................      $  539,187     $  (54,722)    $   485,017
                                                            ==========     ==========     ===========

         See accompanying notes to consolidated financial statements.

               XM SATELLITE RADIO HOLDINGS INC. AND SUBSIDIARIES
                         (A Development Stage Company)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
     Years ended December 31, 1997, 1998 and 1999, and for the period from December 15, 1992 (date of inception) to December 31, 1999

                                                                                                       December 15, 1992
                                                                                                            (date of
                                                                                                         inception) to
                                                                 1997          1998          1999      December 31, 1999
                                                                 ----          ----          ----      -----------------
                                                                                    (in thousands)
Cash flows from operating activities:
  Net loss..................................................  $ (1,659)    $(16,167)    $ (36,896)          $ (54,722)
  Adjustments to reconcile net loss to net cash used in
    operating activities:
    Depreciation and amortization...........................        33           57         1,987               2,077
    Non-cash stock compensation.............................        --           --         4,210               4,210
    Non-cash charge for beneficial conversion feature of
      note issued to Parent.................................        --           --         5,520               5,520
    Changes in operating assets and liabilities:
      Increase in prepaid and other current assets..........        --         (212)         (905)             (1,117)
      Decrease in other assets..............................        --           --            43                  43
      Increase in accounts payable and accrued
        expenses............................................        --        1,701         7,519               9,220
      Increase (decrease) in amounts due to related
        parties.............................................       445       13,322        (1,316)             12,451
      Increase (decrease) in accrued interest...............       517           (2)        3,053               3,568
                                                              --------     --------     ---------           ---------
        Net cash used in operating activities...............      (664)      (1,301)      (16,785)            (18,750)
                                                              --------     --------     ---------           ---------

Cash flows from investing activities:
  Purchase of property and equipment........................        --         (506)       (2,008)             (2,514)
  Additions to system under construction....................   (90,031)     (43,406)     (159,510)           (292,947)
  Purchase of short-term investments........................        --           --       (69,472)            (69,472)
  Other investing activities................................        --           --        (3,422)             (3,422)
                                                              --------     --------     ---------           ---------
        Net cash used in investing activities...............   (90,031)     (43,912)     (234,412)           (368,355)
                                                              --------     --------     ---------           ---------

Cash flows from financing activities:
  Proceeds from sale of common stock and capital
    contribution............................................     9,143           --       114,428             123,571
  Proceeds from issuance of loan payable to related
    party...................................................    80,053          337            --              80,390
  Proceeds from issuance of options.........................     1,500           --            --               1,500
  Proceeds from issuance of subordinated convertible
    notes to related parties................................        --       45,583        22,966              68,549
  Proceeds from issuance of convertible notes...............        --           --       250,000             250,000
  Repayment of loan payable.................................        --           --       (75,000)            (75,000)
  Payments for deferred financing costs.....................        --         (393)      (10,725)            (11,118)
  Other investing activities................................        --           (5)          (84)                (89)
                                                              --------     --------     ---------           ---------
        Net cash provided by financing activities...........    90,696       45,522       301,585             437,803
                                                              --------     --------     ---------           ---------

Net increase in cash and cash equivalents...................         1          309        50,388              50,698
Cash and cash equivalents at beginning of period............        --            1           310                  --
                                                              --------     --------     ---------           ---------
Cash and cash equivalents at end of period..................  $      1     $    310     $  50,698           $  50,698
                                                              --------     --------     ---------           ---------

               XM SATELLITE RADIO HOLDINGS INC. AND SUBSIDIARIES
                         (A Development Stage Company)

              CONSOLIDATED STATEMENTS OF CASH FLOWS--(Continued)
     Years ended December 31, 1997, 1998 and 1999, and for the period from December 15, 1992 (date of inception) to December 31, 1999

                                                                                                            December 15, 1992
                                                                                                                (date of
                                                                                                              inception) to
                                                                  1997           1998           1999        December 31, 1999
                                                                --------       --------       --------      -----------------
                                                                                       (in thousands)
Supplemental cash flow disclosure:
  Increase in FCC license, goodwill and intangibles from
    WorldSpace Transaction................................      $    --        $    --        $ 51,624           $ 51,624
  Liabilities exchanged for new convertible note to.......
  Parent..................................................           --             --          81,676             81,676
  Non-cash interest capitalized...........................        1,901         11,824          15,162             28,887
  Interest converted into principal note balance..........          501          9,157           4,601             14,259
  Accrued expenses transferred to loan balance............           --             --           7,405              7,405
  Accrued system milestone payments.......................           --         21,867          15,500             15,500
  Property acquired through capital leases................           --             --             470                470
  Conversion of debt to equity............................           --             --         353,315            353,315

         See accompanying notes to consolidated financial statements.

               XM SATELLITE RADIO HOLDINGS INC. AND SUBSIDIARIES
                         (A Development Stage Company)

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the period from December 15, 1992 (date of inception) to December 31, 1999

(1)  Summary of Significant Accounting Policies and Practices

(a) Nature of Business

     XM Satellite Radio Inc. ("XMSR"), formerly American Mobile Radio Corporation, was incorporated on December 15, 1992 in the State of Delaware as a wholly owned subsidiary of American Mobile Satellite Corporation ("AMSC" or "Parent") for the purpose of procuring a digital audio radio service
("DARS") license. Business activity for the period from December 15, 1992 through December 31, 1996 was insignificant. Pursuant to various financing agreements entered into in 1997 between AMSC, XMSR and WorldSpace, Inc.
("WSI"), WSI acquired a 20 percent interest in XMSR.

     On May 16, 1997, AMSC and WSI formed XM Satellite Radio Holdings Inc. (the "Company"), formerly AMRC Holdings Inc., as a holding company for XMSR in connection with the construction, launch and operation of a domestic communications satellite system for the provision of DARS. AMSC and WSI exchanged their respective interests in XMSR for equivalent interests in the Company, which had no assets, liabilities or operations prior to the transaction.

     On July 7, 1999, AMSC acquired WSI's 20 percent interest in the Company, which is discussed in note 4.

(b) Principles of Consolidation and Basis of Presentation

     The consolidated financial statements include the accounts of XM Satellite Radio Holdings Inc. and its subsidiaries, XM Satellite Radio Inc. and XM Radio Inc. All significant intercompany transactions and accounts have been eliminated. The Company's management has devoted substantially all of its time to the planning and organization of the Company, obtaining its DARS license, and to the process of addressing regulatory matters, initiating research and development programs, conducting market research, initiating construction of the satellite system, securing content providers, and securing adequate debt and equity capital for anticipated operations and growth. The Company has not generated any revenues and planned principal operations have not commenced. Accordingly, the Company's financial statements are presented as those of a development stage enterprise, as prescribed by Statement of Financial Accounting Standards ("SFAS") No. 7, Accounting and Reporting by Development Stage Enterprises.

     As discussed in Note 6, on September 9, 1999, the Company effected a 53,514-for-1 stock split. The effect of the stock split has been reflected as of December 31, 1999 in the consolidated balance sheet and consolidated statement of stockholders' equity (deficit); however, the activity in prior periods was not restated in those statements. All references to the number of common shares and per share amounts in the consolidated financial statements and notes thereto have been restated to reflect the effect of the split for all periods presented.

(c) Cash and Cash Equivalents

     The Company considers short-term, highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company had the following cash and cash equivalents balances (in thousands):

                                         December 31,
                                      ------------------
                                       1998      1999
                                      -------  ---------
      Cash on deposit............       $  28    $    66
      Money market funds.........         282     10,620
      Commercial paper...........          --     40,012
                                        -----    -------
                                        $ 310    $50,698
                                        =====    =======

               XM SATELLITE RADIO HOLDINGS INC. AND SUBSIDIARIES
                         (A Development Stage Company)

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 For the period from December 15, 1992 (date of inception) to December 31, 1999


(d) Short-term Investments

     The Company holds commercial paper with maturity dates of less than one year that is stated at amortized cost, which approximates fair value.


(e) Property and Equipment

     Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization is calculated using the straight-line method over the following estimated useful lives:

          Furniture, fixtures and computer equipment............ 3 years
          Machinery and equipment............................... 7 years
          Leasehold improvements................................ Remaining lease


(f) System Under Construction

     The Company is currently developing its satellite system. Costs related to the project are being capitalized to the extent that they have future benefits. As of December 31, 1999, all amounts recorded as system under construction relate to costs incurred in obtaining a Federal Communications Commission ("FCC") license and approval as well as the system development. The FCC license will be amortized using the straight line method over an estimated useful life of fifteen years. Amortization of the license will begin on commercial launch. Depreciation of the Company's satellites will commence upon in-orbit delivery. Depreciation of the Company's ground stations will commence upon commercial launch. The satellites and the ground stations will be depreciated over their estimated useful lives.

     On October 16, 1997, the FCC granted XMSR a license to launch and operate two geostationary satellites for the purpose of providing DARS in the United States in the 2332.5-2345 Mhz (space-to-earth) frequency band, subject to achieving certain technical milestones and international regulatory requirements. The license is valid for eight years upon successful launch and orbital insertion of the satellites. The Company's license requires that it comply with a construction and launch schedule specified by the FCC for each of the two authorized satellites. The FCC has the authority to revoke the authorizations and in connection with such revocation could exercise its authority to rescind the Company's license. The Company believes that the exercise of such authority to rescind the license is unlikely.

      System under construction consists of the following (in thousands):

                                                   December 31,
                                                ---------------------
                                                 1998        1999
                                                --------  -----------
      License............................       $ 90,031     $115,055
      Satellite system...................         63,273      204,083
      Terrestrial system.................             --        6,578
      Spacecraft control facilities......          2,000        2,000
      Broadcast facilities and other.....             --        5,574
      Capitalized interest...............         13,725       29,068
                                                --------     --------
                                                $169,029     $362,358
                                                ========     ========


     The Company's policy is to review its long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs

               XM SATELLITE RADIO HOLDINGS INC. AND SUBSIDIARIES
                         (A Development Stage Company)

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 For the period from December 15, 1992 (date of inception) to December 31, 1999 to sell.


(g) Goodwill and Intangible Assets

     Goodwill and intangible assets, which represents the excess of purchase price over fair value of net assets acquired, is amortized on a straight-line basis over the expected periods to be benefited, generally 15 years. The Company assesses the recoverability of its intangible assets by determining whether the amortization of the goodwill and intangible assets balance over its remaining life can be recovered through undiscounted future operating cash flows. The amount of goodwill and intangible assets impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds. The assessment of the recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved.


(h) Stock-Based Compensation

     The Company accounts for stock-based compensation arrangements in accordance with the provisions of Accounting Principle Board ("APB") Opinion
No. 25, Accounting for Stock Issued to Employees (APB 25), and related interpretations, and complies with the disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation. Under APB 25, compensation expense is based upon the difference, if any, on the date of grant, between the fair value of the Company's stock and the exercise price. All stock-based awards to non-employees are accounted for at their fair value in accordance with SFAS No. 123.


(i) Research and Development

     Research and development costs are expensed as incurred.


(j) Net Income (Loss) Per Share

     The Company computes net income (loss) per share in accordance with SFAS No. 128, Earnings Per Share and SEC Staff Accounting Bulletin No. 98 ("SAB
98"). Under the provisions of SFAS No. 128 and SAB 98, basic net income (loss) per share is computer by dividing the net income (loss) available to common stockholders (after deducting preferred dividend requirements) for the period by the weighted average number of common shares outstanding during the period. Diluted net income (loss) available per share is computed by dividing the net income (loss) available to common stockholders for the period by the weighted average number of common and dilutive common equivalent shares outstanding during the period. The Company has presented historical basic and diluted net income (loss) per share in accordance with SFAS No. 128. As the Company had a net loss in each of the periods presented, basic and diluted net income (loss) per share is the same.


(k) Income Taxes

     The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and the financial reporting amounts at each year-end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the sum of tax payable for the period and the change during the period in deferred tax assets and liabilities.

               XM SATELLITE RADIO HOLDINGS INC. AND SUBSIDIARIES
                         (A Development Stage Company)

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 For the period from December 15, 1992 (date of inception) to December 31, 1999


(l) Comprehensive Income

    In December 1998, the Company adopted SFAS No. 130, Reporting Comprehensive Income (SFAS 130). This statement establishes standards for reporting and displaying comprehensive income and its components in the financial statements. This statement is effective for all interim and annual periods with the year ended December 31, 1998. The Company has evaluated the provisions of SFAS 130 and has determined that there were no transactions that have taken place during the years ended December 31, 1997, 1998 and 1999 that would be classified as other comprehensive income.


(m) Accounting Estimates

    The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. The estimates involve judgments with respect to, among other things, various future factors which are difficult to predict and are beyond the control of the Company. Significant estimates include valuation of the Company's investment in the DARS license, goodwill and intangible assets, and the valuation allowances against deferred tax assets. Accordingly, actual amounts could differ from these estimates.


(n) Reclassifications

    Certain fiscal year 1997 and 1998 amounts have been reclassified to conform to the fiscal 1999 consolidated financial statement presentation.

(o) Recent Accounting Pronouncements

    In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. The new standard establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. This statement, as amended, is effective for all fiscal quarters beginning after June 15, 2000. The Company does not expect SFAS No. 133 to have a material affect on its financial position or results of operations.


(2) Related Party Transactions

    The Company had related party transactions with the following shareholders:


(a) AMSC

    In 1997, AMSC contributed $143,000 for the Company to establish the original application for the FCC license. On March 28, 1997, the Company received $1,500,000 as a capital contribution from AMSC. During 1998 and 1999, AMSC incurred general and administrative costs and professional fees for the Company and established an intercompany balance of $458,000 and $62,000, respectively, (see note 3). Effective January 15, 1999, the Company issued a convertible note maturing on September 30, 2006 to AMSC for $21,419,000. (See note 4(d)).

(b) WSI

    On March 28, 1997, the Company received $1,500,000 as a capital contribution from WSI. The Company issued WSI 25 (6,689,250 post split) shares of common stock for this consideration.

               XM SATELLITE RADIO HOLDINGS INC. AND SUBSIDIARIES
                         (A Development Stage Company)

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 FOR the period from December 15, 1992 (date of inception) to December 31, 1999

     On April 16, 1997, the Company received $15,000,000 from WSI, which represented $6,000,000 as an additional capital contribution and $9,000,000 as a six-month bridge loan (see note 4).

     On May 16, 1997, the Company obtained a $1,000,000 working capital loan facility from WSI. During 1997, the Company drew down $663,000 against the facility with the remaining $337,000 drawn in 1998 (see note 4).

     On October 16, 1997, the Company received $71,911,000 from WSI, which represented an additional $13,522,000 under the bridge loan and $58,389,000 under the additional amounts loan (see note 4).

     On April 1, 1998, the Company entered into an agreement with WSI to issue $54,536,000 in subordinated convertible notes. During 1998 and 1999, the Company drew down $45,583,000 and $8,953,000, respectively, under the agreement (see note 4).

     As discussed in note 4(c) all amounts due to WSI under the debt agreements were acquired by AMSC or repaid on July 9, 1999.

     In July 1998, the Company acquired furniture and equipment from WSI for $104,000 and established a due to WSI for the balance (see note 3).

     In addition to financing, the Company has relied upon certain related parties for legal and technical services. Total expenses incurred in transactions with related parties are as follows (in thousands):

                                             Year Ended December 31, 1997
                                            ------------------------------
                                               WSI       AMSC      Total
                                            ----------  -------  ---------
      Professional fees..................      $   960     $130    $ 1,090
      General and administrative.........           --       20         20
                                               -------     ----    -------

         Total...........................      $   960     $150    $ 1,110
                                               =======     ====    =======


                                             Year Ended December 31, 1998
                                            ------------------------------
                                               WSI       AMSC      Total
                                            ----------  -------  ---------
      Research and development...........      $ 6,624     $ --    $ 6,624
      Professional fees..................        2,529      353      2,882
      General and administrative.........          903       60        963
                                               -------     ----    -------

         Total...........................      $10,056     $413    $10,469
                                               =======     ====    =======


                                             Year Ended December 31, 1999
                                            ------------------------------
                                               WSI       AMSC      Total
                                            ----------  -------  ---------
      Research and development...........      $    50     $ --    $    50
      Professional fees..................           --      219        219
      General and administrative.........           --        5          5
                                               -------     ----    -------

         Total...........................      $    50     $224    $   274
                                               =======     ====    =======


     Additionally, during 1998 and 1999 the Company incurred $925,000 and $0, respectively, of WSI project management costs that were capitalized to the satellite system. With the WorldSpace Transaction, which is discussed in note 4, on July 7, 1999, WSI ceased to be a related party; therefore, the expenses reflected for WSI are representative of the period from January 1, 1999 through July 7, 1999.

               XM SATELLITE RADIO HOLDINGS INC. AND SUBSIDIARIES
                         (A Development Stage Company)

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the period from December 15, 1992 (date of inception) to December 31, 1999

(3)  Due to Related Parties

Due to related parties included the following amounts (in thousands):


                                     December 31,
                                   ----------------
                                    1998      1999
                                   --------  ------
      Advances from WSI...........  $ 7,405   $  --
      Due to WSI..................    5,904      --
      Due to AMSC.................      458      62
                                    -------   -----
                                    $13,767   $  62
                                    =======   =====

     Advances represented funding provided by WSI for 30 days. If amounts were not repaid within this time period, additional subordinated convertible notes were issued.

(4)  Debt

(a)  Loans Payable Due to Related Party

     In March 1997, XMSR entered into a series of agreements (the
"Participation Agreement") with AMSC and WSI in which both companies provided various equity and debt funding commitments to XMSR for the purpose of financing the activities of XMSR in connection with the establishment of a DARS satellite system in the United States. On May 16, 1997, certain portions of the Participation Agreement were subsequently ratified with substantially the same terms and conditions under the Bridge Loan, Additional Amounts Loan and Working Capital Credit Facility (the "Loan Agreement").

     The Company had loans payable of $91,546,000 at December 31, 1998 outstanding with WSI as follows (in thousands):

                                                 1998
                                                -------
          Bridge loan.....................      $25,556
          Additional amounts loan.........       64,875
          Working capital loan............        1,115
                                                -------
                                                $91,546
                                                =======

     As discussed in note 4(c) all amounts due to WSI under the debt agreements were acquired by AMSC or repaid on July 7, 1999.


Bridge Loan

     The Company executed the bridge loan with WSI in two tranches. On April 16, 1997, the Company received proceeds of $8,479,000 for a loan with a face amount of $9,000,000. On October 16, 1997, the Company received proceeds of $12,771,000 for a loan with a face amount of $13,522,000. The first tranche was a six-month loan at LIBOR plus five percent per annum, equaling 11.03 percent. The first tranche was rolled over with the establishment of the second tranche, which is a six-month loan at LIBOR plus five percent per annum, equaling 9.94 percent at December 31, 1998. Interest of $3,034,000 had been converted into additional loan balance through December 31, 1998.

 Additional Amounts Loan

     On October 16, 1997, the Company executed the additional amounts loan with WSI and received proceeds of $58,219,000 for a loan with a face amount of $58,389,000. This loan is a six-month loan at LIBOR plus five percent

               XM SATELLITE RADIO HOLDINGS INC. AND SUBSIDIARIES
                         (A Development Stage Company)

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the period from December 15, 1992 (date of inception) to December 31, 1999 per annum, equaling 9.94 percent at December 31, 1998. Interest of $6,486,000 had been converted into additional loan balance through December 31, 1998.

 Working Capital Loan

     On May 16, 1997, the Company executed the working capital loan with WSI whereby the Company would receive proceeds of $920,000 for a loan with a face amount of $1,000,000. The Company drew down $663,000 and $337,000 against the line of credit through December 31, 1997 and 1998, respectively. This loan is a six-month loan at LIBOR plus five percent per annum, with an interest rate of
10.19 percent at December 31, 1998. Interest of $115,000 had been converted into additional loan balance through December 31, 1998.


(b)  Subordinated Convertible Notes Payable Due to Related Party

     Effective April 1, 1998, the Company entered into a convertible note agreement maturing on September 30, 2006 with WSI that provided for a maximum of $54,536,000 through the issuance of subordinated convertible notes. The notes carried an interest rate of LIBOR plus five percent per annum, which was 10.15 percent as of December 31, 1998. Under the terms of the note agreement, WSI shall have the right to convert all or a portion of the aggregate principal amount of the notes into shares of common stock at a conversion price of $16.35 per share. As of December 31, 1998 and July 7, 1999, $45,583,000 and $54,536,000, respectively, had been drawn through the issuance of subordinated convertible notes. As discussed in note 4(c), all amounts due to WSI under the debt agreements were acquired by AMSC or repaid on July 7, 1999.

(c)  Exchange of WSI's Interest in the Company (WorldSpace Transaction)

     On July 7, 1999, AMSC acquired WSI's remaining debt and equity interests in the Company in exchange for approximately 8.6 million shares of AMSC's common stock. Additionally, the Company issued an aggregate $250.0 million of Series A subordinated convertible notes (see note 4(e)) to several new investors and used $75.0 million of the proceeds it received from the issuance of these notes to redeem certain outstanding loan obligations owed to WSI. As a result of these transactions, as of July 7, 1999, AMSC owned all of the issued and outstanding stock of the Company. Concurrent with AMSC's acquisition of the remaining interest in the Company, the Company recognized goodwill and intangibles of $51,624,000, which has been allocated as follows (in thousands):

          FCC license.................  $25,024
          Goodwill....................   13,738
          Programming agreements......    8,000
          Receiver agreements.........    4,600
          Other intangibles...........      262
                                        -------
                                        $51,624
                                        =======

(d)  Notes to Related Party

     On January 15, 1999, the Company issued a convertible note maturing on September 30, 2006 to AMSC for $21,419,000. This note carried an interest rate of LIBOR plus five percent per annum and was convertible at a price of $16.35 per share. On July 7, 1999 the Company amended the convertible note agreement with AMSC to change the maturity date to December 31, 2004, modified the conversion provisions to Class B common stock at a price of $16.35 per share and the conversion of the accrued interest in Class B common stock at a price of $9.52 per share.

     Following the WorldSpace Transaction, the Company issued a convertible note maturing December 31, 2004 to AMSC for $81,676,000 in exchange for the $54,536,000 subordinated convertible notes payable, $6,889,000 in demand notes, $20,251,000 in accrued interest and all of WSI's outstanding options to acquire the Company's

               XM SATELLITE RADIO HOLDINGS INC. AND SUBSIDIARIES
                         (A Development Stage Company)

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the period from December 15, 1992 (date of inception) to December 31, 1999 common stock. This note bore interest at LIBOR plus five percent per annum. The note was convertible at AMSC's option at $8.65 per Class B common share. The Company took a one-time $5,520,000 charge to interest due to the beneficial conversion feature of the new AMSC note.

     These notes, along with $3,870,000 of accrued interest were converted into 11,182,926 shares of Class B common stock upon the initial public offering.


(e) Issuance of Series A Subordinated Convertible Notes of the Company to New Investors

     At the closing of the WorldSpace Transaction, the Company issued an aggregate $250.0 million of Series A subordinated convertible notes to six new investors--General Motors Corporation, $50.0 million; Clear Channel Investments, Inc., $75.0 million; DIRECTV Enterprises, Inc., $50.0 million; and Columbia Capital, Telcom Ventures, L.L.C. and Madison Dearborn Partners, $75.0 million. The Series A subordinated convertible notes issued by the Company are convertible into shares of the Company's Series A convertible preferred stock (in the case of notes held by General Motors Corporation and DIRECTV) or Class A common stock (in the case of notes held by the other investors) at the election of the holders or upon the occurrence of certain events, including an initial public offering of a prescribed size. The conversion price is $9.52 aggregate principal amount of notes for each share of the Company's stock. These notes, along with $6,849,000 of accrued interest, were converted into 16,179,755 shares of Class A common stock and 10,786,504 shares of Series A preferred stock upon the initial public offering.


(5)  Fair Value of Financial Instruments

     The carrying amounts of cash and cash equivalents, short-term investments, receivables, accounts payable, accrued expenses, royalty payable and the term loan approximate their fair market value because of the relatively short duration of these instruments as of December 31, 1998 and 1999, in accordance with SFAS No. 107, Disclosures about Fair Value of Financial Instruments.

     The fair value of the loans and subordinated convertible notes due to related party at December 31, 1998 could not be estimated as such amounts are due to the Company's stockholders.


(6)  Equity

(a)  Recapitalization

     Concurrent with the WorldSpace Transaction discussed in note 4, the Company's capital structure was reorganized. The Company's common stock was converted into the newly authorized Class B common stock, which has three votes per share. The Company also has authorized Class A common stock, which is entitled to one vote per share and non-voting Class C common stock. The Class B common stock is convertible into Class A common stock on a one for one basis, as follows: (1) at any time at the discretion of AMSC, (2) following the Company's initial public offering, at the direction of the holders of a majority of the then outstanding shares of Class A common stock (which majority must include at least 20 percent of the public holders of Class A common stock), and (3) on or after January 1, 2002, at the direction of the holders of a majority of the then outstanding shares of the Company's Class A common stock. Such conversion will be effected only upon receipt of FCC approval of AMSC's transfer of control of the Company to a diffuse group of shareholders.

     The Company also authorized 60,000,000 shares of preferred stock, of which 15,000,000 shares are designated Series A convertible preferred stock, par value $0.01 per share. The Series A convertible preferred stock is convertible into Class A common stock at the option of the holder. The Series A preferred stock is non-voting and receives dividends, if declared, ratably with the common stock.

               XM SATELLITE RADIO HOLDINGS INC. AND SUBSIDIARIES
                         (A Development Stage Company)

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the period from December 15, 1992 (date of inception) to December 31, 1999

     On September 9, 1999, the board of directors of the Company effected a stock split providing 53,514 shares of stock for each share owned.


(b)  Initial Public Offering

     On October 8, 1999, the Company completed an initial public offering of 10,000,000 shares of Class A common stock at $12.00 per share. The offering yielded net proceeds of $111,437,000.

     On October 17, 1999, the underwriters of the Company's initial public offering exercised the over-allotment option for an additional 241,000 shares of Class A common stock at $12.00 per share. This exercise yielded net proceeds of $2,697,000.


(c)  Stock-Based Compensation

     The Company operates two separate stock option plans, the details of which are described below.

1998 Shares Award Plan

     On June 1, 1998, the Company adopted the 1998 Shares Award Plan (the "Plan") under which employees, consultants, and non-employee directors may be granted options to purchase shares of Class A common stock of the Company. The Company initially authorized 1,337,850 shares of common stock under the Plan, which was increased to 2,675,700 in July 1999. The options are exercisable in installments determined by the compensation committee of the Company's board of directors. The options expire as determined by the committee, but no later than ten years from the date of grant. On July 8, 1999, the Company's board of directors voted to reduce the exercise price of the options outstanding in the shares award plan from $16.35 to $9.52 per share, which represented the fair value of the stock on the date of repricing. Transactions and other information relating to the Plan for the year ended December 31, 1998 and 1999 are summarized below:

                                       Outstanding Options
                                      ----------------------
                                                   Weighted-
                                                    Average
                                      Number of    Exercise
                                        Shares       Price
                                      -----------  ---------
Balance, January 1, 1998............           --         --
  Options granted...................      787,297     $16.35
  Options canceled or expired.......           --         --
  Options exercised.................           --         --
                                        ---------     ------
Balance, December 31, 1998..........      787,297     $16.35
  Options granted...................    2,188,988      10.50
  Option repricing..................      818,339      16.35
  Options canceled or expired.......       57,786      13.91
  Options exercised.................        1,071       9.52
                                        ---------     ------
Balance, December 31, 1999..........    2,099,089     $10.32
                                        =========     ======

                     Options Outstanding                    Options Exercisable
           ----------------------------------------  ---------------------------------
                                         Weighted-
                                          Average    Weighted                Weighted-
                                         Remaining    Average                 Average
                              Number   Contractual   Exercise     Number     Exercise
           Exercise Price  Outstanding     Life        Price    Exercisable    Price
           --------------  -----------  -----------  ---------  -----------  ---------
1998.....    $      16.35      787,297    9.5 years     $16.35           --     $16.35
1999.....    $9.52-$12.00    2,099,089   9.24 years     $10.32      416,294     $ 9.52

               XM SATELLITE RADIO HOLDINGS INC. AND SUBSIDIARIES
                         (A Development Stage Company)

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the period from December 15, 1992 (date of inception) to December 31, 1999

     There were no and 416,294 stock options exercisable at December 31, 1998 and 1999, respectively. There were 575,540 shares available under the plan for future grants at December 31, 1999. At December 31, 1999, all options have been issued to employees, officers and directors.

     The per share weighted-average fair value of employee options granted during the year ended December 31, 1998 and 1999 was $10.54 and $6.21, respectively, on the date of grant using the Black-Scholes Option Pricing Model with the following weighted-average assumptions:

                                                December 31,
                                   --------------------------------------
                                          1998                1999
                                   ------------------  ------------------
Expected dividend yield.........                   0%                  0%
Volatility......................               56.23%              63.92%
Risk-free interest rate range...       4.53% to 5.57%      5.47% to 5.97%
Expected life...................          $7.5 years             5 years

Employee Stock Purchase Plan

     In 1999, the Company established an employee stock purchase plan that provides for the issuance of 300,000 shares of Class A common stock. All employees whose customary employment is more than 20 hours per week and for more than five months in any calendar year are eligible to participate in the stock purchase plan, provided that any employee who would own five percent or more of the Company's total combined voting power immediately after an offering date under the plan is not eligible to participate. Eligible employees must authorize the Company to deduct an amount from their pay during offering periods established by the compensation committee. The purchase price for shares under the plan will be determined by the compensation committee but may not be less than 85 percent of the lesser of the market price of the common stock on the first or last business day of each offering period. As of December 31, 1999, 28,791 shares had been issued by the Company under this plan.

     The per share weighted-average fair value of purchase rights granted during the year was $3.30 for the year ended December 31, 1999. The estimates were calculated at the grant date using the Black-Scholes Option Pricing Model with the following assumptions at December 31, 1999:

Expected dividend yield.........           0%
Volatility......................       63.92%
Risk-free interest rate range...        4.73%
Expected life...................  0.23 years

     The Company applies APB 25 in accounting for stock-based compensation for both plans and, accordingly, no compensation cost has been recognized for its stock options in the financial statements other than for performance based stock options and for options granted with exercise prices below fair value on the date of grant. During 1999, the Company incurred $4,070,000 in compensation cost for these options. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS 123, the Company's net loss and net loss per share would have been increased to the pro forma amounts indicated below (in thousands):

                                                                       Year ended December 31,
                                                                      -------------------------
                                                                          1998         1999
                                                                      ------------  -----------
Net loss:
     As reported ..................................................       $16,167      $36,896
     Pro forma.....................................................        17,508       37,706
     As reported--net loss per share--basic and diluted............         (2.42)       (2.40)
     Pro forma--net loss per share--basic and diluted..............         (2.62)       (2.46)

               XM SATELLITE RADIO HOLDINGS INC. AND SUBSIDIARIES
                         (A Development Stage Company)

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the period from December 15, 1992 (date of inception) to December 31, 1999

(7)  WSI Options

     In 1997, the Company issued WSI three options. Under the first option, WSI could have purchased 5,202,748 shares of common stock at $4.52 per share to acquire common stock. The option could have been exercised in whole or in incremental amounts between April 16, 1998 and October 16, 2002. Under certain circumstances, AMSC could have required WSI to exercise the option in whole. The Company allocated $1,250,000 to the option. Under the second option, WSI could have purchased 6,897,291 shares at $8.91 per share. The option could have been exercised between October 16, 1997 and October 16, 2003. The Company allocated $170,000 to the option. Under the third option, WSI could have purchased 187,893 shares of common stock at $5.32 per share. The option could have been exercised between October 16, 1997 and October 17, 2002. The Company allocated $80,000 to the option.

     The options were acquired by AMSC and exchanged for the $81,676,000 note to AMSC as part of the WorldSpace Transaction (see note 4(d)).


(8)  Profit Sharing and Employee Savings Plan

     On July 1, 1998, the Company adopted a profit sharing and employee savings plan under Section 401(k) of the Internal Revenue Code. This plan allows eligible employees to defer up to 15 percent of their compensation on a pre-tax basis through contributions to the savings plan. The Company contributed $0.50 in 1998 and 1999 for every dollar the employees contributed up to 6 percent of compensation, which amounted to $14,000 and $164,000, respectively.

(9)  Interest Cost

     The Company capitalizes a portion of interest cost as a component of the cost of the FCC license and satellite system under construction. The following is a summary of interest cost incurred during December 31, 1997, 1998 and 1999, and for the period from December 15, 1992 (date of inception) to December 31, 1998 (in thousands):

                                                                     December 15, 1992
                                                                          (date of
                                                                       inception) to
                                       1997      1998       1999     December 31, 1999
                                     --------  ---------  ---------  ------------------

Interest cost capitalization.......    $1,901    $11,824    $15,343             $29,068
Interest cost charged to expense...       549         --      9,120               9,669
                                       ------    -------    -------             -------
  Total interest cost incurred.....    $2,450    $11,824    $24,463             $38,737
                                       ======    =======    =======             =======

     Interest costs incurred prior to the award of the license were expensed in 1997. During 1999, the Company exceeded its capitalization threshold by $3,600,000 and incurred a charge to interest of $5,520,000 for the beneficial conversion feature of the new AMSC note.

(10) Income Taxes

     For the period from December 15, 1992 (date of inception) to October 8, 1999, the Company filed consolidated federal and state tax returns with its majority stockholder AMSC. The Company generated net operating losses and other deferred tax benefits that were not utilized by AMSC. As no formal tax sharing agreement has been finalized, the Company was not compensated for the net operating losses. Had the Company filed on a stand-alone basis for the three-year period ending December 31, 1999, the Company's tax provision would be as follows:

     Taxes on income included in the statements of operations consists of the following (in thousands):

               XM SATELLITE RADIO HOLDINGS INC. AND SUBSIDIARIES
                         (A Development Stage Company)

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the period from December 15, 1992 (date of inception) to December 31, 1999

                                                     December 31,
                                          ----------------------------------
                                             1997        1998        1999
                                          ----------  ----------  ----------
Current taxes:
  Federal...............................  $       --  $       --  $       --
  State.................................          --          --          --
                                          ----------  ----------  ----------
     Total current taxes................          --          --          --
                                          ----------  ----------  ----------
Deferred taxes:
  Federal...............................          --          --          --
  State.................................          --          --          --
                                          ----------  ----------  ----------
     Total deferred taxes...............          --          --          --
                                          ----------  ----------  ----------
     Total tax expense (benefit)........  $       --  $       --  $       --
                                          ==========  ==========  ==========

  A reconciliation of the statutory tax expense, assuming all income is taxed at the statutory rate applicable to the income and the actual tax expense is as follows (in thousands):

                                                                                              December 31,
                                                                                -----------------------------------------
                                                                                   1997          1998           1999
                                                                                -----------  -------------  -------------
Income before taxes on income, as reported in the statements of income.......      $(1,659)      $(16,167)      $(36,896)
                                                                                   =======       ========       ========
Theoretical tax on the above amount at 35%...................................         (581)        (5,658)       (12,914)
State tax, net of federal benefit............................................         (165)        (1,605)           701
Increase in taxes resulting from permanent differences, net..................           --             31          2,120
Adjustments arising from differences in the basis of measurement for tax
   purposes and financial reporting purposes and other.......................           --             --         13,252
Change in valuation allowance................................................          746          7,232         (3,159)
                                                                                   -------       --------       --------
Taxes on income for the reported year........................................      $    --       $     --       $     --
                                                                                   =======       ========       ========

  At December 31, 1997, 1998 and 1999, deferred income tax consists of future tax assets/(liabilities) attributable to the following (in thousands):

                                                                     December 31,
                                                          -----------------------------------
                                                            1997        1998         1999
                                                          ---------  ----------  ------------
Deferred tax assets:
  Net operating loss/other tax attribute carryovers.....     $  36     $   477      $  2,650
  Start-up costs........................................       710       7,501        17,605
                                                             -----     -------      --------
     Gross total deferred tax assets....................       746       7,978        20,255
Valuation allowance for deferred tax assets.............      (746)     (7,978)       (4,819)
                                                             -----     -------      --------
     Net deferred assets................................        --          --        15,436
                                                             -----     -------      --------
Deferred tax liabilities:
  Fixed assets..........................................        --          --           (51)
  FCC license...........................................        --          --       (10,160)
  Other intangible assets...............................        --          --        (5,225)
                                                             -----     -------      --------
     Net deferred tax liabilities.......................        --          --       (15,436)
                                                             -----     -------      --------
     Deferred income tax, net...........................     $  --     $    --      $     --
                                                             =====     =======      ========

(11) Accumulated Deficit

     The Company is devoting its efforts to develop, construct and expand a digital audio radio network. This effort involves substantial risk and future operating results will be subject to significant business, economic, regulatory, technical, and competitive uncertainties and contingencies. These factors individually or in the aggregate could have an adverse effect on the Company's financial condition and future operating results and create an uncertainty as to the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

     In order to commence satellite-based radio broadcasting services, the Company will require substantial funds to

               XM SATELLITE RADIO HOLDINGS INC. AND SUBSIDIARIES
                         (A Development Stage Company)

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the period from December 15, 1992 (date of inception) to December 31, 1999 develop and construct the DARS system, develop and launch radio communications satellites, retire debt incurred in connection with the acquisition of the DARS license and to sustain operations until it generates positive cash flow.

     At the Company's current stage of development, economic uncertainties exist regarding successful acquisition of additional debt and equity financing and ultimate profitability of the Company's proposed service. The Company is currently constructing its satellites and will require substantial additional financing before construction is completed. Failure to obtain the required long-term financing will prevent the Company from realizing its objective of providing satellite-delivered radio programming. Management's plan to fund operations and capital expansion includes the additional sale of debt and equity securities through public and private sources. There are no assurances, however, that such financing will be obtained.


(12) Commitments and Contingencies

 (a)   FCC License

     The FCC has established certain system development milestones that must be met for the Company to maintain its license to operate the system. The Company believes that it is proceeding into the system development as planned and in accordance with the FCC milestones.

 (b) Application for Review of FCC License

     One of the losing bidders for the DARS licenses filed an Application for Review by the full FCC of the Licensing Order which granted the Company its FCC license. The Application for Review alleges that WSI had effectively taken control of the Company without FCC approval. The FCC or the U.S. Court of Appeals has the authority to overturn the award of the FCC license should they rule in favor of the losing bidder. Although the Company believes that its right to the FCC license will withstand the challenge as WSI is no longer a stockholder in the Company, no prediction of the outcome of this challenge can be made with any certainty.


 (c) Technical Services

     Effective January 1, 1998, the Company entered into agreements with AMSC and WorldSpace Management Corporation ("WorldSpace MC"), an affiliate of WSI, in which AMSC and WorldSpace MC would provide technical support in areas related to the development of a DARS system. Payments for services provided under these agreements are made based on negotiated hourly rates. These agreements may be terminated by the parties on or after the date of the commencement of commercial operation following the launch of the Company's first satellite. There are no minimum services purchase requirements. The Company incurred costs of $413,000 and $224,000 under its agreement with AMSC during 1998 and 1999, respectively. The Company incurred costs of $4,357,000 and $0 under its agreement with WorldSpace MC during 1998 and 1999, respectively.


 (d) Technology Licenses

     Effective January 1, 1998, XMSR entered into a technology licensing agreement with AMSC and WorldSpace MC by which as compensation for certain licensed technology currently under development to be used in the XM Radio system, XMSR will pay up to $14,300,000 to WorldSpace MC over a ten-year period. XMSR incurred costs of $6,624,000 and $50,000, payable to WorldSpace MC, under the agreement during 1998 and 1999, respectively. Any additional amounts to be incurred under this agreement are dependent upon further development of the technology, which is at XMSR's option. No liability exists to AMSC or WorldSpace MC should such developments prove unsuccessful. The Company maintains an accrual of $5,046,000, payable to WorldSpace MC for quarterly royalty payments to be made. In addition, XMSR agreed to pay 1.2 percent of quarterly net revenues to WorldSpace MC and a royalty of $0.30 per chipset, payable to WorldSpace MC for equipment manufactured using certain source

               XM SATELLITE RADIO HOLDINGS INC. AND SUBSIDIARIES
                         (A Development Stage Company)

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the period from December 15, 1992 (date of inception) to December 31, 1999 encoding and decoding signals technology.


(e)  Satellite Contract

     During the first half of 1999, the Company and Hughes Space and Communications, Inc. ("Hughes") amended the satellite contract to construct and launch the Company's satellites to implement a revised work timetable, payment schedule to reflect the timing of the receipt of additional funding, and technical modifications. The Company expects to incur total payment obligations under this contract of approximately $541,300,000, which includes amounts the Company expects to pay pursuant to the exercise of the option to build the ground spare satellite and certain financing costs and in- orbit incentive payments. As of December 31, 1998 and 1999, the Company had paid $40,481,250 and $183,918,000, respectively, under this contract.


(f)  LCC International Services Contract

     In August 1999, the Company signed a contract with LCC International, Inc., a related party, for the engineering for its terrestrial repeater network. Payments by the Company under this contract are expected to aggregate approximately $115,000,000 through April 15, 2001. As of December 31, 1999, the Company has paid $6,578,000 under this contract.

(g)  General Motors Distribution Agreement

     The Company has signed a long-term distribution agreement with the OnStar division of General Motors providing for the installation of XM radios in General Motors vehicles. During the term of the agreement, which expires 12 years from the commencement date of the Company's commercial operations, General Motors has agreed to distribute the service to the exclusion of other S-band satellite digital radio services. The Company will also have a non- exclusive right to arrange for the installation of XM radios included in OnStar systems in non-General Motors vehicles that are sold for use in the United States. The Company has significant annual, fixed payment obligations to General Motors for four years following commencement of commercial service. These payments approximate $35,000,000 in the aggregate during this period. Additional annual fixed payment obligations beyond the initial four years of the contract term range from less than $35,000,000 to approximately $130,000,000 through 2009, aggregating approximately $400,000,000. In order to encourage the broad installation of XM radios in General Motors vehicles, the Company has agreed to subsidize a portion of the cost of XM radios, and to make incentive payments to General Motors when the owners of General Motors vehicles with installed XM radios become subscribers for the Company's service. The Company must also share with General Motors a percentage of the subscription revenue attributable to General Motors vehicles with installed XM radios, which percentage increases until there are more than 8 million General Motors vehicles with installed XM radios. The Company will also make available to General Motors bandwidth on the Company's systems. The agreement is subject to renegotiations at any time based upon the installation of radios that are compatible with a unified standard or capable of receiving Sirius Satellite Radio's (formerly known as CD Radio) service. The agreement is subject to renegotiations if, four years after the commencement of XM Radio's commercial operations and at two-year intervals thereafter GM does not achieve and maintain specified installation levels of General Motors vehicles capable of receiving the Company's service, starting with 1,240,000 units after four years, and thereafter increasing by the lesser of 600,000 units per year and amounts proportionate to target market shares in the satellite digital radio service market. There can be no assurances as to the outcome of any such renegotiations. General Motors' exclusivity obligations will discontinue if, four years after the Company commences commercial operations and at two-year intervals thereafter, the Company fails to achieve and maintain specified minimum market share levels in the satellite digital radio service market.

               XM SATELLITE RADIO HOLDINGS INC. AND SUBSIDIARIES
                         (A Development Stage Company)

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the period from December 15, 1992 (date of inception) to December 31, 1999

(h)  Terrestrial Repeater Contract

     In February 2000, the Company entered into a contract with Hughes Electronics Corporation, a related party, for the design, development and purchase of terrestrial repeater equipment. The total contract value is $128,000,000 and the Company incurred and paid $3,500,000 under a letter agreement in anticipation of this contract through December 31, 1999.


(i)  Joint Development Agreement

     On February 16, 2000, the Company signed an agreement with Sirius Satellite Radio ("Sirius Radio"), a competitor of the Company, to develop a unified standard for satellite radios, to facilitate the ability of consumers to purchase one radio capable of receiving both the Company's and Sirius Radio's services. The technology relating to the unified standard will be jointly developed, funded and owned by the two companies. As part of the agreement, each company has licensed to the other its intellectual property relating to its system, the value of this license will be considered part of its contribution toward the joint development. In addition, each company has agreed to license its non-core technology, including non-essential features of its system, to the other at commercially reasonable rates.

(j)  Sony Warrant

     In February 2000, the Company issued a warrant to Sony exercisable for shares of the Company's Class A common stock. The warrant will vest at the time that we attain our millionth customer, and the number of shares underlying the warrant will be determined by the percentage of XM Radios that have a Sony brand name as of the vesting date. If Sony achieves its maximum performance target, it will receive 2% of the total number of shares of the Company's Class A common stock on a fully-diluted basis upon exercise of the warrant. The exercise price of the Sony warrant will equal 105% of fair market value of the Class A common stock on the vesting date, determined based upon the 20-day trailing average.


(k)  Leases

     The Company has three noncancelable operating leases for office space and two noncancelable capital leases for equipment that expire over the next ten years. The future minimum lease payments under noncancelable leases as of December 31, 1999 are (in thousands):

                                                             Operating   Capital
                                                             ---------  ---------
                                                              leases     leases
                                                             ---------  ---------
Year ending December 31:
  2000  ...............................................        $   755     $ 172
  2001  ...............................................          2,113       172
  2002  ...............................................          2,180        86
  2003  ...............................................          2,248        --
  2004  ...............................................          2,281        --
  Thereafter...........................................         14,354        --
                                                               -------     -----
     Total.............................................        $23,931     $ 430
                                                               =======
  Less amount representing interest....................                      (52)
                                                                           -----
     Present value of net minimum lease payments.......                      378
  Less current maturities..............................                     (139)
                                                                           -----
     Long-term obligations.............................                    $ 239
                                                                           =====

     Rent expense for 1997, 1998 and 1999 was $0, $231,000 and $649,000,
respectively.

     In January 2000, the Company established a $3,400,000 letter of credit as a security deposit for one of its leases for office space.

               XM SATELLITE RADIO HOLDING INC. AND SUBSIDIARIES
                         (A Development Stage Company)

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the period from December 15, 1992 (date of inception) to December 31, 1999

(l)  Prior Litigation

     On January 12, 1999, Sirius Radio, the other holder of an FCC satellite radio license, commenced an action against the Company in the United States District Court for the Southern District of New York, alleging that the Company was infringing or would infringe three patents assigned to Sirius Radio. In its complaint, Sirius Radio sought money damages to the extent the Company manufactured, used or sold any product or method claimed in their patents and injunctive relief. On February 16, 2000, this suit was resolved in accordance with the terms of a joint development agreement between the Company and Sirius Radio and both companies agreed to cross-license their respective property (see note 12(i)). However, if this agreement is terminated before the value of the license has been determined due to the Company's failure to perform a material covenant or obligation, then this suit could be refiled.

(13) Secondary Offering and Sale of Series B Convertible Redeemable Preferred Stock

     On January 31, 2000, the Company closed on a secondary offering of its Class A common stock and newly designated Series B convertible redeemable preferred stock. The Company sold 4,000,000 shares of its Class A common stock for $32.00 per share, which yielded net proceeds of approximately $121,000,000. The Company concurrently sold 2,000,000 shares of its Series B convertible redeemable preferred stock for $50.00 per share, which yielded net proceeds of approximately $96,300,000. The Series B convertible redeemable preferred stock provides for 8.25% cumulative dividends that may be paid in Class A common stock or cash. The Series B convertible redeemable preferred stock is convertible into Class A common stock at a conversion price of $40 per share and is redeemable in Class A common stock on February 3, 2003.

     On February 9, 2000, the underwriters exercised a portion of the over-allotment option for 370,000 shares of Class A common stock, which yielded net proceeds of approximately $11,233,000.

(14) Private Units Offering

     On March 15, 2000 the Company closed a private placement of 325,000 units, each unit consisting of $1,000 principal amount of 14% senior secured notes due 2010 of its subsidiary XM Satellite Radio Inc. and one warrant to purchase
8.042815 shares of the Company's Class A common stock at a price of $49.50 per share. The Company realized net proceeds of $191.0 million, excluding $123.0 million used to acquire securities which will be used to pay interest payments due under the notes for the first three years.

(15) Quarterly Data (Unaudited)

                                                                   1997
                                                    -------------------------------
                                                 1st          2nd         3rd         4th
                                               Quarter      Quarter     Quarter     Quarter
                                             ------------  ----------  ----------  ----------
                                                (in thousands, except for per share data)
Revenues  ..................................      $   --      $   --     $    --     $    --
Operating loss  ............................          --          51         185         874
Loss before income taxes  ..................          --         270         459         930
Net loss  ..................................          --         270         459         930
                                                  ------      ------     -------     -------
  Net loss per share--basis and diluted  ...      $   --      $(0.04)    $ (0.07)    $ (0.14)
                                                  ======      ======     =======     =======

                                                                    1998
                                                       ------------------------------
                                                   1st        2nd         3rd         4th
                                                 Quarter     Quarter     Quarter     Quarter
                                               ---------   ---------   ---------   ---------
Revenues....................................      $   --      $   --     $    --     $    --
Operating loss..............................       3,100       5,032       3,865       4,196
Loss before income taxes....................       3,100       5,032       3,857       4,178
Net loss....................................       3,100       5,032       3,857       4,178
                                                  ------      ------     -------     -------

               XM SATELLITE RADIO HOLDING INC. AND SUBSIDIARIES
                         (A Development Stage Company)

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the period from December 15, 1992 (date of inception) to December 31, 1999

  Net loss per share--basis and diluted  ...      $(0.46)     $(0.75)    $ (0.58)    $ (0.62)
                                                  ======      ======     =======     =======

                                                                   1999
                                                       ------------------------------
                                                    1st        2nd         3rd         4th
                                                  Quarter   Quarter     Quarter     Quarter
                                                  -------   -------     -------     -------
Revenues....................................      $   --    $    --     $    --     $    --
Operating loss..............................       4,421      4,020       9,374      12,876
Loss before income taxes....................       4,367      3,999      17,402      11,128
Net loss....................................       4,367      3,999      17,402      11,128
                                                  ------    -------     -------     -------
  Net loss per share--basis and diluted  ...      $(0.65)   $ (0.60)    $ (2.60)    $ (0.27)
                                                  ======    =======     =======     =======

  The sum of quarterly per share net losses do not necessarily agree to the net loss per share for the year due to the timing of stock issuances.

               XM SATELLITE RADIO HOLDINGS INC. AND SUBSIDIARIES
                         (A Development Stage Company)

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                      December 31, 1999 and June 30, 2000

                                                                                                         December 31,      June 30,
                                                                                                             1999            2000
                                                                                                         ------------    -----------
                                                                                                                         (unaudited
                                                                                                   (In thousands, except share data)
ASSETS
Current assets:
 Cash and cash equivalents...............................................................................  $ 50,698      267,372
  Short-term investments.................................................................................    69,472           --
  Restricted investments.................................................................................        --       93,415
  Prepaid and other current assets.......................................................................     1,077        1,390
                                                                                                           --------   ----------

   Total current assets..................................................................................   121,247      362,177
Other assets:
 Restricted investments, net of current portion..........................................................        --       81,208
 System under construction...............................................................................   362,358      579,981
 Property and equipment, net.............................................................................     2,551       24,783
 Goodwill and intangibles, net...........................................................................    25,380       24,694
 Other assets, net.......................................................................................     3,653       13,762
                                                                                                           --------   ----------

   Total assets..........................................................................................  $515,189   $1,086,605
                                                                                                           ========   ==========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Accounts payable........................................................................................    23,338   $   39,438
 Accrued expenses........................................................................................     1,514        1,359
 Due to related parties..................................................................................        62           84
 Accrued interest on senior secured notes................................................................        --       13,271
 Royalty payable.........................................................................................     1,646        2,296
 Deferred lease benefit..................................................................................         -          760
                                                                                                           --------   ----------

   Total current liabilities.............................................................................    26,560       57,208

Senior secured notes.....................................................................................        --      261,171
Royalty payable, net of current portion..................................................................     3,400        2,800
Deferred lease benefit, net of current portion...........................................................        --        3,041
Capital lease, net of current portion....................................................................       212          168
                                                                                                           --------   ----------

   Total liabilities.....................................................................................    30,172      324,388
                                                                                                           --------   ----------

Stockholders' equity:
 Series A convertible preferred stock, par value $0.01; 15,000,000 shares authorized,
   10,786,504 shares issued and outstanding at December 31, 1999 and June 30, 2000,
   (unaudited), respectively.............................................................................       108          108
 Series B convertible redeemable preferred stock, par value $0.01 (liquidation preference of $100,000,000); 3,000,000 shares authorized, no shares and 2,000,000 shares issued
   and outstanding at December 31, 1999 and June 30, 2000 (unaudited), respectively......................        --           20
 Class A common stock, par value $0.01; 180,000,000 shares authorized,
   26,465,333 shares and 32,250,244 shares issued and outstanding at December 31, 1999,
   and June 30, 2000 (unaudited), respectively...........................................................       265          323
 Class B common stock, par value $0.01; 30,000,000 shares authorized,
   17,872,176 and 16,557,262 shares issued and outstanding at December 31, 1999 and
   June 30, 2000 (unaudited), respectively...............................................................       179          166
 Class C common stock, par value $0.01; 30,000,000 shares authorized, no shares
   issued and outstanding at December 31, 1999 and June 30, 2000 (unaudited), respectively...............        --           --
 Additional paid-in capital..............................................................................   539,187      834,150
 Deficit accumulated during development stage............................................................   (54,722)     (72,550)
                                                                                                           --------   ----------

   Total stockholders' equity............................................................................   485,017      762,217
                                                                                                           --------   ----------
Commitments and contingencies
   Total liabilities and stockholders' equity............................................................  $515,189   $1,086,605
                                                                                                           ========   ==========

See accompanying notes to unaudited condensed consolidated financial statements.

               XM SATELLITE RADIO HOLDINGS INC. AND SUBSIDIARIES
                         (A Development Stage Company)

           UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                Six-Month Period ended June 30, 1999 and 2000, and for the period from December 15, 1992 (date of inception) to June 30, 2000




                                                        Six Months ended
                                                            June 30,                  December 15, 1992
                                                        -----------------            (date of inception)
                                                     1999              2000           to June 30, 2000
                                                     ----              ----           ----------------
                                                                (in thousands, except share data)
Revenue........................................   $       --        $        --           $     --
                                                  ==========        ===========           ========

Operating expenses:
  Research and development.....................        1,378              4,739             15,954
  Professional fees............................        2,560             10,787             27,088
  General and administrative...................        4,503             15,300             35,777
                                                  ----------        -----------           --------

   Total operating expenses....................        8,441             30,826             78,819
                                                  ----------        -----------           --------

   Operating loss..............................       (8,441)           (30,826)           (78,819)

Other expense--interest income
 (expense), net................................           76             12,999             (6,269)

   Net loss....................................   $   (8,365)       $   (17,827)          $(72,550)
                                                  ==========        ===========           ========

Preferred stock dividend requirement...........           --             (3,643)            (3,643)

Net loss attributable to common stockholders...   $   (8,365)       $   (21,470)          $(76,193)
                                                  ==========        ===========           ========

Net loss per share:
  Basic and diluted............................   $    (1.25)       $     (0.45)
                                                  ==========        ===========

Weighted average shares used in
 computing net loss per share-basic
 and diluted...................................    6,689,250         48,033,191
                                                  ==========        ===========

See accompanying notes to unaudited condensed consolidated financial statements.

               XM SATELLITE RADIO HOLDINGS INC. AND SUBSIDIARIES
                         (A Development Stage Company)
           UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

    Six-Month Period ended June 30, 1999 and 2000, and for the period from December 15, 1992 (date of inception) to June 30, 2000


                                                                              Six Months ended               December 15, 1992
                                                                                June 30,                  (date of inception) to
                                                                                 1999           2000           June 30, 2000
                                                                               --------       ---------      -----------------
                                                                                          (in thousands)
Cash flows from operating activities:
Net loss..............................................................         $ (8,365)      $ (17,827)          $ (72,550)
Adjustments to reconcile net loss to net
 Cash used in operating activities:
 Depreciation and amortization........................................              127           1,014               2,581
 Amortization of deferred financing fees..............................               --              --                 509
 Non-cash stock compensation..........................................               --           2,258               6,468
 Non-cash charge for beneficial conversion feature of  note
 issued to Parent.....................................................               --              --               5,520
 Changes in operating assets and liabilities:
   (Increase) decrease in prepaid and other current assets............               80            (313)             (1,390)
   (Increase) decrease in other assets................................               21              --                (416)
   Increase in accounts payable and
    accrued expenses..................................................             (858)          8,554              22,778
   Increase (decrease) in amounts due to related
    parties...........................................................            4,994              21                  83
                                                                               --------       ---------           ---------

    Net cash used in operating activities.............................           (4,001)         (6,293)            (36,417)
                                                                               --------       ---------           ---------

Cash flows from investing activities:
 Purchase of property and equipment...................................             (279)        (18,814)            (21,326)
 Additions to system under construction...............................          (18,367)       (191,319)           (487,688)
 Net Purchase/Maturity of short-term investments......................               --          69,471                  --
 Purchase of restricted investments...................................               --        (125,863)           (125,863)
 Other investing activities...........................................               --         (54,250)            (54,250)
                                                                               --------       ---------           ---------

    Net cash used in investing activities.............................          (18,646)       (320,775)           (689,127)
                                                                               --------       ---------           ---------

Cash flows from financing activities:
Proceeds from sale of common stock and
 capital contribution.................................................           22,967         229,225             256,306
Proceeds from issuance of Series B convertible redeemable preferred
 stock................................................................               --              --              96,499
Proceeds from issuance of convertible notes payable to related party..               --              --             148,939
Proceeds from issuance of options.....................................               --              --               1,500
Proceeds from issuance of Series A convertible notes..................               --              --             250,000
Proceeds from issuance of 14% Senior Secured Notes
 and Warrants.........................................................               --         322,898             322,898
Repayments of loans payable to related party..........................               --              --             (75,000)
Payments for deferred financing costs.................................             (455)         (8,381)             (8,227)
Other net financing activities........................................              (12)             --                  --
                                                                               --------       ---------           ---------

   Net cash provided by financing activities..........................           22,500         543,742             992,915
                                                                               --------       ---------           ---------

   Net increase (decrease) in cash and cash equivalents...............             (147)        216,674             267,372
                                                                               --------       ---------           ---------

Cash and cash equivalents at beginning of period......................              310          50,698                  --
Cash and cash equivalents at end of period............................         $    163       $ 267,372           $ 267,372
                                                                               ========       =========           =========

               XM SATELLITE RADIO HOLDINGS INC. AND SUBSIDIARIES
                         (A Development Stage Company)

           UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
      Three Months ended March 31, 1999 and 2000, and for the period from
            December 15, 1992 (date of inception) to June 30, 2000


                                                                  Six Months ended
                                                                      June 30,              December 15, 1992
                                                                  ----------------        (date of inception) to
                                                                   1999      2000               June 30, 2000
                                                                   ----      ----         ----------------------
                                                                              (in thousands)
Supplemental cash flow disclosure:
 Increase in FCC license, goodwill and intangibles.....           $    --   $    --           $ 51,624
 Liabilities exchanged for convertible note to Parent..             4,601        --             81,676
 Accrued expenses transferred to loan balance..........             7,405        --                 --
 Non-cash interest capitalized.........................             8,201    15,499             44,386
 Accrued system milestone payments.....................            81,167    26,699             26,699
 Property acquired through capital lease...............               431        --                470
 Conversion of debt to equity..........................                --        --            363,815
 Use of deposit for terrestrial repeater contract......                --     3,422                 --

See accompanying notes to unaudited condensed consolidated financial statements.

               XM SATELLITE RADIO HOLDINGS INC. AND SUBSIDIARIES
                         (A Development Stage Company)

        NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(1)  Organization and Business

XM Satellite Radio Inc. ("XMSR") was incorporated on December 15, 1992 in the State of Delaware as a wholly owned subsidiary of Motient Corporation ("Motient" or "Parent"), formerly American Mobile Satellite Corporation, for the purpose of procuring a digital audio radio service ("DARS") license. Business activity for the period from December 15, 1992 through December 31, 1996 was insignificant. Pursuant to various financing agreements entered into in 1997 between Motient, XMSR and WorldSpace, Inc. ("WSI"), WSI acquired a 20 percent interest in XMSR.

On May 16, 1997, Motient and WSI formed XM Satellite Radio Holdings Inc. (the "Company") as a holding company for XMSR in connection with the construction, launch and operation of a domestic communications satellite system for the provision of DARS. Motient and WSI exchanged their respective interests in XMSR for equivalent interests in the Company, which had no assets, liabilities or operations prior to the transaction.

On July 7, 1999, Motient acquired WSI's 20 percent interest in the Company.

(2)  Principles of Consolidation and Basis of Presentation

The condensed consolidated financial statements include the accounts of XM Satellite Radio Holdings Inc. and its subsidiaries, XM Satellite Radio Inc. and XM Radio Inc. All significant intercompany transactions and accounts have been eliminated. The Company's management has devoted substantially all of its time to the planning and organization of the Company, obtaining its DARS license, and to the process of addressing regulatory matters, initiating research and development programs, conducting market research, initiating construction of the satellite system, securing content providers, and securing adequate debt and equity capital for anticipated operations and growth. The Company has not generated any revenues and planned principal operations have not commenced. Accordingly, the Company's financial statements are presented as those of a development stage enterprise, as prescribed by Statement of Financial Accounting Standards ("SFAS") No. 7, Accounting and Reporting by Development Stage Enterprises.

In the opinion of management, the accompanying unaudited condensed consolidated financial statements reflect all adjustments, consisting of only normal recurring accruals, necessary for a fair presentation of the consolidated financial position of XM Satellite Radio Holdings Inc. and subsidiaries, a development stage entity, as of June 30, 2000, and the results of operations for the six months ended June 30, 1999 and 2000 and the period from December 15, 1992 (date of inception) through June 30, 2000 and the cash flows for the six months ended June 30, 1999 and 2000 and the period from December 15, 1992 (date of inception) through June 30, 2000. The results of operations for the six months ended June 30, 2000 are not necessarily indicative of the results that may be expected for the full year. These condensed consolidated financial statements are unaudited, and do not include all related footnote disclosures. The interim unaudited condensed consolidated financial statements should be read in conjunction with the audited financial statements of the Company included in the Company's filings with the Securities and Exchange Commission.

(3)  Net Income (Loss) Per Share

The Company computes net income (loss) per share in accordance with SFAS No. 128, Earnings Per Share and SEC Staff Accounting Bulletin No. 98 ("SAB 98"). Under the provisions of SFAS No. 128 and SAB 98, basic net income (loss) per share is computed by dividing the net income (loss) available to common stockholders (after deducting preferred dividend requirements) for the period by the weighted average number of common shares outstanding during the period. Diluted net income (loss) available per share is computed by dividing the net income (loss) available to common stockholders for the period by the weighted average number of common and dilutive common equivalent shares outstanding during the period. The Company has presented historical basic and diluted net income (loss) per share in accordance with SFAS No. 128. As the Company had a net loss in each of the periods presented, basic and diluted net income (loss) per share is the same.

(4)  Restricted Investments

Restricted investments consist of fixed income securities and are stated at amortized costs plus accrued interest income. The securities included in restricted investments are $125.9 million of US Treasury strips restricted to provide for the first six scheduled interest payments on the Company's 14% Senior Secured Notes due 2010, which are classified as held-to-maturity securities under the provision of SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, and $48.8 million in money market funds for scheduled milestone payments under the Hughes Electronics Corporation contract.


(5)  Reclassifications

Certain amounts in the prior period's financial statements have been reclassified to conform to the current period presentation.

(6)  Commitments and Contingencies

  (a) FCC License

  The FCC has established certain system development milestones that must be met for the Company to maintain its license to operate the system. The Company believes that it is proceeding into the system development as planned and in accordance with the FCC milestones.

  (b) Application for Review of FCC License

  One of the losing bidders for the DARS licenses filed an Application for Review by the full FCC of the Licensing Order which granted the Company its FCC license. The Application for Review alleges that WSI had effectively taken control of the Company without FCC approval. The FCC or the U.S. Court of Appeals has the authority to overturn the award of the FCC license should they rule in favor of the losing bidder. Although the Company believes that its right to the FCC license will withstand the challenge as WSI is no longer a stockholder in the Company, no prediction of the outcome of this challenge can be made with any certainty.

  (c) Technical Services

     Effective January 1, 1998, the Company entered into agreements with Motient and WorldSpace Management Corporation ("WorldSpace MC"), an affiliate of WSI, in which Motient and WorldSpace MC would provide technical support in areas related to the development of a DARS system. Payments for services provided under these agreements are made based on negotiated hourly rates. These agreements may be terminated by the parties on or after the date of the commencement of commercial operation following the launch of the Company's first satellite. There are no minimum services purchase requirements. The Company incurred costs of $84,000 and $65,000 under its agreement with Motient and no costs were incurred under its agreement with WorldSpace MC during the quarter ended June 30, 2000 and 1999, respectively.

  (d) Technology Licenses

     Effective January 1, 1998, XMSR entered into a technology licensing agreement with Motient and WorldSpace MC by which as compensation for certain licensed technology currently under development to be used in the XM Radio system, XMSR will pay up to $14,300,000 to WorldSpace MC over a ten-year period. As of June 30, 2000, XMSR incurred costs of $6,696,000 payable to WorldSpace MC. Any additional amounts to be incurred under this agreement are dependent upon further development of the technology, which is at XMSR's option. No liability exists to Motient or WorldSpace MC should such developments prove unsuccessful. The Company maintains an accrual of $5,096,000 payable to WorldSpace MC, for quarterly royalty payments to be made. In addition, XMSR agreed to pay 1.2 percent of quarterly net revenues to WorldSpace MC and a royalty of $0.30 per chipset, payable to WorldSpace MC, for equipment manufactured using certain source encoding and decoding signals technology.

               XM SATELLITE RADIO HOLDINGS INC. AND SUBSIDIARIES
                         (A Development Stage Company)

        NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

  (e) Satellite Contract


     During the first half of 1999, the Company and Hughes Space and Communications, Inc. ("Hughes") amended the satellite contract to construct and launch the Company's satellites to implement a revised work timetable, payment schedule to reflect the timing of the receipt of additional funding, and technical modifications. The Company expects to incur total payment obligations under this contract of approximately $541,300,000, which includes amounts the Company expects to pay pursuant to the exercise of the option to build the ground spare satellite and certain financing costs and in-orbit incentive payments. On June 27, 2000, the Company exercised this option. As of June 30, 2000, the Company had paid $350,820,000 under the Satellite contract with Hughes and had accrued $2,000,000.

 (f)   Terrestrial Repeater System Contracts

  In August 1999, the Company signed a contract with LCC International, Inc., a related party, calling for payments of approximately $115,000,000 for engineering and site preparation. As of June 30, 2000, the Company has paid $13,956,000 under this contract, and accrued an additional $13,743,000. The Company also entered into a contract effective October 22, 1999, with Hughes Electronics Corporation for the design, development and manufacture of the terrestrial repeaters. Payments under this contract are expected to be approximately $128,000,000. As of June 30, 2000, the Company had paid $12,500,000 under this contract, and accrued an additional $68,000.





 (g)   General Motors Distribution Agreement

   The Company has signed a long-term distribution agreement with the OnStar division of General Motors providing for the installation of XM radios in General Motors vehicles. During the term of the agreement, which expires 12 years from the commencement date of the Company's commercial operations, General Motors has agreed to distribute the service to the exclusion of other S-band satellite digital radio services. The Company will also have a non- exclusive right to arrange for the installation of XM radios included in OnStar systems in non-General Motors vehicles that are sold for use in the United States. The Company has significant annual, fixed payment obligations to General Motors for four years following commencement of commercial service. These payments approximate $35,000,000 in the aggregate during this period. Additional annual fixed payment obligations beyond the initial four years of the contract term range from less than $35,000,000 to approximately $130,000,000 through 2009, aggregating approximately $400,000,000. In order to encourage the broad installation of XM radios in General Motors vehicles, the Company has agreed to subsidize a portion of the cost of XM radios, and to make incentive payments to General Motors when the owners of General Motors vehicles with installed XM radios become subscribers for the Company's service. The Company must also share with General Motors a percentage of the subscription revenue attributable to General Motors vehicles with installed XM radios, which percentage increases until there are more than 8 million General Motors vehicles with installed XM radios. The Company will also make available to General Motors bandwidth on the Company's systems. The agreement is subject to renegotiations at any time based upon the installation of radios that are compatible with a unified standard or capable of receiving Sirius Satellite Radio's service. The agreement is subject to renegotiations if, four years after the commencement of XM Radio's commercial operations and at two-year intervals thereafter GM does not achieve and maintain specified installation levels of General Motors vehicles capable of receiving the Company's service, starting with 1,240,000 units after four years, and thereafter increasing by the lesser of 600,000 units per year and amounts proportionate to target market shares in the satellite digital radio service market. There can be no assurances as to the outcome of any such renegotiations. General Motors' exclusivity obligations will discontinue if, four years after the Company commences commercial operations and at two-year intervals thereafter, the Company fails to achieve and maintain specified minimum market share levels in the satellite digital radio service market.

 (h)   Sony Warrant

   In February 2000, the Company issued a warrant to Sony exercisable for shares of the Company's Class A common stock. The warrant will vest at the time that the Company attains its millionth customer, and the number of

               XM SATELLITE RADIO HOLDINGS INC. AND SUBSIDIARIES
                         (A Development Stage Company)

        NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

shares underlying the warrant will be determined by the percentage of XM Radios that have a Sony brand name as of the vesting date. If Sony achieves its maximum performance target, it will receive 2% of the total number of shares of the Company's Class A common stock on a fully-diluted basis upon exercise of the warrant. The exercise price of the Sony warrant will equal 105% of fair market value of the Class A common stock on the vesting date, determined based upon the 20-day trailing average.

 (i)   Prior Litigation

   On January 12, 1999, Sirius Radio, the other holder of an FCC satellite radio license, commenced an action against the Company in the United States District Court for the Southern District of New York, alleging that the Company was infringing or would infringe three patents assigned to Sirius Radio. In its complaint, Sirius Radio sought money damages to the extent the Company manufactured, used or sold any product or method claimed in their patents and injunctive relief. On February 16, 2000, this suit was resolved in accordance with the terms of a joint development agreement between the Company and Sirius Radio and both companies agreed to cross-license their respective property. However, if this agreement is terminated before the value of the license has been determined due to the Company's failure to perform a material covenant or obligation, then this suit could be refiled.

 (j)   Preferred Stock Dividend

   On May 1, 2000, the Company paid its regular quarterly dividend on its 8.25% Series B convertible redeemable preferred stock. The dividend was paid in shares of Class A common stock and 62,318 shares of Class A common stock were issued to the holders of record on April 12, 2000.

(7) Subsequent Events

 (a) Issuance of Series C Convertible Redeemable Preferred Stock

     On July 7, 2000, the Company reached an agreement for a private offering of 235,000 shares of its Series C convertible redeemable preferred stock for $1,000.00 per share, which closed on August 8, 2000 and yielded net proceeds of approximately $227,000,000. The Series C convertible redeemable preferred stock provides for 8.25% cumulative dividends payable in cash. The Series C convertible redeemable preferred stock is convertible, at the holders' option, into Class A common stock at the conversion price then in effect. Currently, the conversion price is $26.50. The Series C convertible redeemable preferred stock may be redeemed beginning on February 8, 2005 in cash or, at the holder's option, in Class A Common Stock. The Company must redeem the Series C convertible redeemable preferred stock in Class A common stock on February 1, 2012. The Company expects to record a $123.0 million beneficial conversion charge that will reduce earnings available to common stockholders. The issuance of the Series C preferred stock caused the exercise price of the warrants sold in March 2000 to be adjusted to $47.94.

 (b) Preferred Stock Dividend on Series B Convertible Redeemable Preferred Stock


   On July 7, 2000, the Company announced its regular quarterly dividend on its 8.25% Series B convertible redeemable preferred stock, which was paid on August 1, 2000. The dividend was paid in shares of Class A common stock and 57,114 shares of Class A common stock was issued to the holders of record on July 21, 2000. The net loss attributable to common stockholders reflects the accrual and payments of the dividend to the preferred stockholders as of June 30, 2000.

 (c) Application for Change of Control

   On July 14, 2000, the Company filed an application with the FCC to allow the Company to transfer its control from Motient to a diffuse group of owners, none of whom will have controlling interest. This application is pending with the FCC. If the application is granted, Motient would still retain its Board of Directors membership but would no longer have the right to elect a majority of the Company's Board of Directors.

               XM SATELLITE RADIO HOLDINGS INC. AND SUBSIDIARIES
                         (A Development Stage Company)

        NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


 (d) Series B Preferred Stock Conversion

     On August 10, 2000 and August 14, 2000, the Company entered into agreements with certain holders of its 8.25% Series B convertible redeemable preferred stock to exchange their shares of 8.25% Series B convertible redeemable preferred stock for shares of the Company's Class A common stock. On August 16, 2000, the Company issued 762,622 shares of its Class A common stock in exchange for 506,939 shares of its 8.25% Series B convertible redeemable preferred stock. The Company will record a $4.9 million charge to earnings attributable to common stockholders in the third quarter related to this transaction.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.   Other Expenses of Issuance and Distribution.

  The following are the estimated expenses to be incurred in connection with the issuance and distribution of the securities being registered.

  SEC registration fee........................  $11,726
  Printing and engraving expenses.............   20,000
  Legal fees and expenses.....................   37,500
  Blue Sky fees and expenses..................        0
  NASD filing fees............................   17,500
  Accounting fees and expenses................   50,000
  Transfer agent fees.........................      500
  Listing fees................................        0
  Miscellaneous...............................        0

     Total.................................... $137,226


Item 14.   Indemnification of Directors and Officers.

  Section 145 of Delaware General Corporation Law permits indemnification of officers and directors of our company under certain conditions and subject to certain limitations. Section 145 of the Delaware General Corporation Law also provides that a corporation has the power to purchase and maintain insurance on behalf of its officers and directors against any liability asserted against such person and incurred by him or her in such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability under the provisions of Section 145 of the Delaware General Corporation law.

  Article Ninth of our Restated Certificate of Incorporation and Article VI,
Section 1 of our Bylaws provide that we shall indemnify our directors and officers and any such directors and officers serving at our request as a director, officer, employee or agent of another entity to the fullest extent not prohibited by the Delaware General Corporation Law. The Bylaws also provide that we may, but shall not be obligated to, maintain insurance, at our expense, for the benefit of our company and of any person to be indemnified. In addition, we have entered or will enter into indemnification agreements with our directors and officers that provide for indemnification in addition to the indemnification provided in our Bylaws. The indemnification agreements contain provisions that may require our company, among other things, to indemnify our directors and executive officers against certain liabilities (other than liabilities arising from intentional or knowing and culpable violations of law) that may arise by reason of their status or service as directors or executive officers of our company or other entities to which they provide service at the request of our company and to advance expenses they may incur as a result of any proceeding against them as to which they could be indemnified. We believe that these provisions and agreements are necessary to attract and retain qualified directors and officers. We have obtained an insurance policy covering directors and officers for claims that such directors and officers may otherwise be required to pay or for which we are required to indemnify them, subject to certain exclusions.

  As permitted by Section 102(b)(7) of the Delaware General Corporation Law, Article Eighth of our Restated Certificate of Incorporation provides that a director shall not be personally liable for monetary damages or breach of fiduciary duty as a director, except for liability

  . for any breach of the director's duty of loyalty to our company or our stockholders;

  . for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     .    under Section 174 of the Delaware General Corporation Law; or

     . for any transaction from which the director derived any improper personal benefit.


Item 15.   Recent Sales of Unregistered Securities.

     In the last three years we have sold the following unregistered securities:

     (1) In April 1997, XM Satellite Radio Inc. (formerly American Mobile Radio Corporation) issued 1,337,850 shares of common stock to WorldSpace, Inc. for cash consideration of $7.5 million. (American Mobile held the remaining 5,351,400 shares of common stock.)

     (2) As of May 16, 1997, we formed as a parent company for XM Satellite Radio. We issued 5,351,400 shares of common stock to American Mobile and 1,337,850 shares of common stock to WorldSpace in exchange for the 5,351,400 shares and 1,337,850 shares of common stock of XM Satellite Radio from American Mobile and WorldSpace, respectively.

     (3) In May 1997, concurrent with a loan transaction, we issued options to WorldSpace to purchase 5,202,748, 6,897,291 and 187,893 shares of our common stock.

     (4) In April 1998, we issued a convertible note in the aggregate principal amount of $54,536,112 to WorldSpace.

     (5) In January 1999, we issued convertible notes for cash in the aggregate principal amount of $21,418,553 to Motient.

     (6) In June 1999, we issued a $1.0 million promissory note for cash to Motient.

     (7) In July 1999, we issued $250.0 million aggregate principal amount of our Series A subordinated convertible notes for cash to institutional investors.

     (8) In July 1999, we issued $81.7 million aggregate principal amount of convertible notes for existing debt, accrued interest and options to Motient, convertible into our Class B common stock.

     The above transactions were exempt from registration under Section 4(2) of the Securities Act and Regulation D thereunder.

     In July 1999, we issued 6,689,250 shares of our Class B common stock to Motient in exchange for the cancellation of 6,689,250 shares of our common stock held by Motient. This transaction was exempt from registration under Section 3(a)(9) of the Securities Act.

     From June 1998 through September 9, 1999, we have granted options to purchase 2,103,917 shares of Class A common stock to directors, officers and employees under our Shares Award Plan. The offering of shares underlying these options is exempt under Rule 701 under the Securities Act. No options have been exercised.

     In February 2000, we issued a warrant to Sony exercisable for shares of our Class A common stock. The warrant will vest at the time that we attain our millionth customer, and the number of shares underlying the warrant will be determined by the percentage of XM Radios that have a Sony brand name as of the vesting date. If Sony achieves its maximum performance target, it will receive 2% of the total number of shares of our Class A common stock on a fully-diluted basis upon exercise of the warrant. The exercise price of the Sony warrant will equal 105% of fair market value of the Class A common stock on the vesting date, determined based upon the 20-day trailing average.

     In March 2000, we and our wholly owned subsidiary, XM, sold 325,000 units, each unit consisting of $1,000 principal amount of XM's 14% Senior Secured Notes due 2010 and one warrant to purchase 8.024815 shares of our Class A Common Stock in an offering exempt from registration under Rule 144A of the Securities Act.


     In August 2000, we sold 235,000 shares of our 8.25% Series C Convertible Redeemable Preferred Stock, par value $.01 per share, in an offering exempt from registration under Rule 506 of the Securities Act.

Item 16.   Exhibits and Financial Statement Schedules.

     (a)  Exhibits.

     Incorporated by reference to the Exhibit Index beginning on page II-7 hereto.

     (b)  Financial Statement Schedules included separately in the Registration
          Statement:


Item 17.   Undertakings.

(a)  The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any prospectus required by section 10(a)3 of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the General Corporation Law of the State of Delaware, the Restated Certificate of Incorporation, as amended, or the Amended and Restated Bylaws of registrant, indemnification agreements entered into between registrant and its officers and directors, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the District of Columbia, on September 1, 2000.

                                       XM SATELLITE RADIO HOLDINGS INC.


                                       By:    *
                                          ------------------------------------
                                          Hugh Panero
                                          President and Chief Executive
                                          Officer


                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Hugh Panero, Heinz Stubblefield and Joseph
M. Titlebaum his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments to this registration statement, and to file the same, with exhibits thereto, and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or either of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this amended registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature                        Title                                      Date
----------                       -----                                      ----

            *                    President, Chief Executive and Officer     September 1, 2000
-----------------------------
Hugh Panero                      Director (Principal Executive Officer)

                                 Senior Vice President, Chief Financial
                                 Officer (Principal Financial and           September 1, 2000
            *
-----------------------------
Heinz Stubblefield               Accounting Officer)


            *                    Chairman of the Board of                   September 1, 2000
-----------------------------
Gary M. Parsons

                                 Director                                   September 1, 2000
            *
-----------------------------
Nathaniel A. Davis

                                 Director                                   September 1, 2000
            *
-----------------------------
Thomas J. Donohue

             *                   Director                                   September 1, 2000
-----------------------------
Randall T. Mays

               *                 Director                                   September 1, 2000
-----------------------------
Randy S. Segal


                                 Director                                   ____________, 2000
-----------------------------
Jack Shaw
                                 Director                                   September 1, 2000
              *
-----------------------------
Dr. Rajendra Singh


_____________________________    Director                                   ____________, 2000
Ronald L. Zarrella


                                 Director                                   ____________, 2000
_____________________________
Pierce J. Roberts, Jr.


/s/ Walter V. Purnell, Jr.       Director                                   September 1, 2000
-----------------------------
Walter V. Purnell, Jr.


*By:   /s/ Joseph M. Titlebaum
       Joseph M. Titlebaum
       Attorney-in-Fact

                                 EXHIBIT INDEX

 Exhibit
 -------
  No.                             Description
  ----         ----------------------------------------------------

3.1/\      Restated Certificate of Incorporation of XM Satellite Radio Holdings
           Inc.

3.2/\      Restated Bylaws of XM Satellite Radio Holdings Inc .


4.1/\ Form of Certificate for our Class A common stock (incorporated by reference to Exhibit 3 to the Registrant's Registration Statement on Form 8-A, filed with the SEC on September 23, 1999).

4.2/\/\ Form of Certificate for our 8.25% Series B Convertible Redeemable Preferred Stock.

4.3 Certificate of Designation Establishing the Voting Powers, Designations, Preferences, Limitations, Restrictions and Relative Rights of 8.25% Series B Convertible Redeemable Preferred Stock due 2012 (incorporated by reference to the Registrant's Annual Report on Form 10-K, filed with the SEC on March 16, 2000).

4.4 Warrant to purchase shares of XM Satellite Radio Holdings Inc.'s Class A common stock, dated February 9, 2000, issued to Sony Electronics, Inc. (incorporated by reference to the Registrant's Quarterly Report on Form 10-Q, filed with the SEC on May 12, 2000).

4.5+ Warrant Agreement, dated March 15, 2000, between XM Satellite Radio Holdings Inc. as Issuer and United States Trust Company of New York as Warrant Agent.

4.6+ Warrant Registration Rights Agreement, dated March 15, 2000, between XM Satellite Radio Holdings Inc. and Bear, Stearns & Co. Inc., Donaldson, Lufkin and Jenrette Securities Corporation, Salomon Smith Barney Inc. and Lehman Brothers Inc.

4.7+       Form of Warrant.

4.8+ Certificate of Designation Establishing the Powers, Preferences, Rights, Qualifications, Limitations and Restrictions of the 8.25% Series C Convertible Redeemable Preferred Stock due 2012.

4.9 Form of Certificate for our 8.25% Series C Convertible Redeemable Preferred Stock.

5.1 Opinion of Hogan & Hartson L.L.P. concerning the legality of the warrants and underlying common stock.


10.1+ Amended and Restated Shareholders' Agreement, dated as of August 8, 2000, by and among XM Satellite Radio Holdings Inc., Motient Corporation, Baron Asset Fund, Baron iOpportunity Fund, Baron Capital Asset Fund, Clear Channel Investments, Inc., Columbia XM Radio Partners, LLC, Columbia Capital Equity Partners III (QP), L.P., Columbia XM Satellite Partners III, LLC, DIRECTV Enterprises, Inc., General Motors Corporation, Madison Dearborn Capital Partners III, L.P., Special Advisors Fund I, LLC, Madison Dearborn Special Equity III, L.P., American Honda Motor Co., Inc. and Telcom-XM Investors, L.L.C.

10.2+ Amended and Restated Registration Rights Agreement, dated as of August 8, 2000, by and among XM Satellite Radio Holdings Inc., Motient Corporation, Baron Asset Fund, Baron iOpportunity Fund, Baron Capital Asset Fund, Clear Channel Investments, Inc.,Columbia XM Radio Partners, LLC, Columbia Capital Equity Partners III (QP), L.P., Columbia XM Satellite Partners III, LLC, DIRECTV Enterprises, Inc., General Motors Corporation, Madison Dearborn Capital Partners III, L.P., Special Advisors Fund I, LLC, Madison Dearborn Special Equity III, L.P., American Honda Motor Co., Inc. and Telcom-XM

           Investors, L.L.C.

10.3/\ Note Purchase Agreement, dated June 7, 1999, by and between XM Satellite Radio Holdings Inc., XM Satellite Radio Inc., Clear Channel Communications, Inc., DIRECTV Enterprises, Inc., General Motors Corporation, Telcom-XM Investors, L.L.C., Columbia XM Radio Partners, LLC, Madison Dearborn Capital Partners III, L.P., Madison Dearborn Special Equity III, L.P., and Special Advisors Fund I, LLC (including form of Series A subordinated convertible note of XM Satellite Radio Holdings Inc. attached as Exhibit A thereto).

10.4/\* Technology Licensing Agreement by and among XM Satellite Radio Inc., XM Satellite Radio Holdings Inc., WorldSpace Management Corporation and American Mobile Satellite Corporation, dated as of January 1, 1998, amended by Amendment No. 1 to Technology Licensing Agreement, dated June 7, 1999.

10.5/\* Technical Services Agreement between XM Satellite Radio Holdings Inc. and American Mobile Satellite Corporation, dated as of January 1, 1998, as amended by Amendment No. 1 to Technical Services Agreement, dated June 7, 1998.

10.6/\* Satellite Purchase Contract for In-Orbit Delivery, by and between XM Satellite Radio Inc. and Hughes Space and Communications International Inc., dated July 21, 1999.

10.7/\* Amended and Restated Agreement by and between XM Satellite Radio, Inc and STMicroelectronics Srl, dated September 27, 1999.

10.8/\* Distribution Agreement, dated June 7, 1999, between OnStar, a division of General Motors Corporation, and XM Satellite Radio Inc.


10.9/\* Operational Assistance Agreement, dated as of June 7, 1999, between XM Satellite Radio Inc. and DIRECTV, INC.

10.10/\* Operational Assistance Agreement, dated as of June 7, 1999, between XM Satellite Radio Inc. and Clear Channel Communication, Inc.

10.11/\* Operational Assistance Agreement, dated as of June 7, 1999, between XM Satellite Radio Inc. and TCM, LLC.


10.12/\ Agreement, dated as of July 16, 1999 between XM Satellite Radio Holdings Inc. and Gary Parsons.

10.13/\ Employment Agreement, dated as of June 1, 1998, between XM Satellite Radio Holdings Inc. and Hugh Panero.

10.14/\    Letter Agreement with Lee Abrams dated May 22, 1998.

10.15/\    Letter Agreement with Stelios Patsiokas dated September 14, 1998

10.16/\    Letter Agreement with Heinz Stubblefield dated May 22, 1998.

10.17/\ Form of Indemnification Agreement between XM Satellite Radio Holdings Inc. and each of its directors and executive officers.

10.18/\ 1998 Shares Award Plan (incorporated by reference to the Registrant's Registration Statement on Form S-8, File No. 333-92049).

10.19/\    Form of Employee Non-Qualified Stock Option Agreement.

10.20/\ Firm Fixed Price Contract #001 between XM Satellite Radio Inc. and the Fraunhofer Gesellschaft zur Foderung Der angewandten Forschung e.V., dated July 16, 1999.

10.21/\* Contract for Engineering and Construction of Terrestrial Repeater Network System by and between XM Satellite Radio Inc. and LCC International, Inc., dated August 18, 1999.

10.22 Employee Stock Purchase Plan (incorporated by reference to the Registrant's Registration Statement on Form S-8, File No. 333-92049).


10.23/\ Non-Qualified Stock Option Agreement between Gary Parsons and XM Satellite Radio Holdings Inc., dated July 16, 1999.

10.24/\ Non-Qualified Stock Option Agreement between Hugh Panero and XM Satellite Radio Holdings Inc., dated July 1, 1998, as amended.

10.25/\    Form of Director Non-Qualified Stock Option Agreement.

10.26/\ Lease between Consortium One Eckington, L.L.C. and XM Satellite Radio Inc., dated September 29, 1999

10.27/\/\  Letter Agreement with Stephen Cook dated January 12, 1999

10.28* Contract for the Design, Development and Purchase of Terrestial Repeater Equipment by and between XM Satellite Radio Inc. and Hughes Electronics Corporation, dated February 14, 2000 (incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1999, filed with the SEC on March 16,
           2000).

10.29* Joint Development Agreement, dated February 16, 2000, between XM Satellite Radio Inc. and Sirius Satellite Radio Inc. (incorporated by reference to the Registrant's Quarterly Report on Form 10-Q, filed with the SEC on May 12, 2000).

21.1+      Subsidiaries of XM Satellite Radio Holdings Inc.

23.1       Consent of KPMG LLP.

23.2       Consent of Hogan & Hartson L.L.P. (included in Exhibit 5.1)

27.1       Financial Data Schedule.


----------------

/\ Incorporated by reference to the Registrant's Registration Statement on Form S-1, File No. 333-83619.
/\/\ Incorporated by reference to the Registrant's Registration Statement on Form S-1, File No. 333-93529.
* Pursuant to the Commission's Orders Granting Confidential Treatment under Rule 406 of the Securities Act of 1933 or Rule 24(b)-2 under the Securities Exchange Act of 1934, certain confidential portions of this Exhibit were omitted by means of redacting a portion of the text.
+     Previously filed.